

TEXAS ROADHOUSE
2008 Annual Report
09010248
HEARTY STEAKS
Each plate served with your choice of two sides.
USDA Choice Sirloin
Ft. Worth Ribeye
22 oz. Bone-In Ribeye
New York Strip
Dallas Filet
Filet Medallions
Sirloin Kabob
Road Kill
Prime Rib
CHICKEN
COUNTRY


Legendary
Food
Coca-Cola
CLASSIC
Enjoy
Coca-Cola
CLASSIC

Restaurant Locations



SUPPORT CENTER
Louisville, KY
Locations as of December 30, 2008
2
1
2
7
3
1
1
5
2
2
3
1
10
11
1
19
1
6
3
3
20
8
19
3
7
6
1
5
13
9
3
6
3
13
13
6
5
1
10
2
1
4
9
6
48
9

Selected *Financial Data*

$ in thousands	2008	2007	% Change
Revenue:			
Restaurant sales	$871,556	$724,372	20%
Franchise royalties and fees	8,905	10,717	<17%>
Total revenue	$880,461	$735,089	20%
Income from operations	$62,027	$63,213	<2%>
Total assets	$622,663	$546,029	14%
Total debt, including capital leases	$132,710	$66,784	99%
Total stockholders' equity	$359,990	$367,381	<2%>

Selected *Operating Data*

$ in thousands	2008	2007	% Change
Company restaurants:			
Number open at end of period	245	204	20%
Average unit volume(1)	$3,824	$3,974	<4%>
Comparable restaurant sales growth(2)	<2.3%>	1.4%	NM
System-wide restaurants open at end of period(3)	314	285	10%

(1) Average unit volume represents the average annual restaurant sales for all company restaurants opened for a full six months before the beginning of the period measured. For comparative purposes, average unit volume for 2007 was adjusted to reflect the restaurant sales of franchise stores acquired during 2008. Although 2008 contained 53 weeks, for comparative purposes, 2008 average unit volumes were adjusted to a 52-week basis.s

(2) Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period.

(3) System-wide restaurants include company and franchise locations.

NM - Not meaningful

Dear Stockholders


TEXAS

We are clearly in unprecedented times, and Texas Roadhouse, like other restaurant companies, is not immune from the continued slowdown in consumer spending. However, during 2008 we saw both revenue and earnings per share increases. Our 2008 results include:

- Revenue increasing 20% from $735 million to $880 million;
- Diluted earnings per share increasing 1%;
- Comparable restaurant sales decreasing 2.3% - marking our first 12-month period of comparable restaurant sales decrease in nine years;
- Restaurant margins decreasing 168 basis points from 2007, due to increased labor and occupancy costs and lower sales per restaurant;
- Opening 29 Company and one franchise restaurants, resulting in a year-end restaurant count of 314 Texas Roadhouse locations in 46 states;
- The acquisition of 13 restaurants from franchisees; and
- The repurchase of $56.8 million of Class A common stock – reflecting the first time in our public company history that we have repurchased shares of our common stock.

The growth in revenue for 2008 was driven by an increase in operating weeks, resulting from a combination of new restaurant openings, the acquisition of restaurants from franchisees, as well as the additional 53rd week in our fiscal year. These benefits were partially offset by negative comparable restaurant sales growth, which was the result of lower guest counts, along with guests trading from higher cost entrées to lower cost items, despite higher pricing overall.

Despite economic headwinds, we remain focused on doing right by our guests and maintaining the quality and overall value of the Texas Roadhouse dining experience. We believe that challenging times like these afford us the opportunity to not only ensure the loyalty of our core guests, but also take market share from competitors through our relentless devotion to Legendary Food and Legendary Service.

From a margin/cost perspective, as anticipated, we experienced inflationary pressure on our labor costs, driven by increases in minimum hourly wage rates at both the federal and state levels, along with continued state-mandated tip wage increases. We do expect continued labor pressures going forward, as we operate in several states that have mandated annual wage rate increases, in addition to another round of federal minimum wage increases in July. Also impacting our margins in 2008 was pressure from operating costs, in particular, utilities, which were up during the latter part of the year in conjunction with elevated natural gas prices. Fortunately, much of the utility pressure has since subsided.

As we look ahead, we remain excited about the potential for Texas Roadhouse. We believe we are making the right decisions for the long-term success of the business – both operationally and financially. Operationally, we are intensely focused on both maintaining and expanding our current guest base through in-store execution and local store marketing campaigns. In addition, while we must sometimes take a price increase to help offset inflationary pressures, we also appreciate that the average American – our core guest – is under a tremendous amount of financial pressure right now, so we must strike the appropriate balance between these two considerations. To that end, we have decided to implement a menu price increase effective this Spring amounting to 1.0 to 1.5%, and will cautiously evaluate any potential further pricing actions for 2009 as we progress throughout the year. We can tell you that offering the guest great value has been and will continue to be an important part of our business model.

From a financial perspective, we continue to take what we believe is a very disciplined approach to capital deployment, while maintaining our historically conservative balance sheet. Our capital allocation strategy includes building new restaurants, acquiring restaurants from franchisees and returning capital to shareholders. We have moderated our growth plans in 2009 to approximately 15 Company restaurant openings compared to 29 in 2008. Over the last several years, we have experienced increases in costs relating to developing new restaurants, and thus have seen some contraction in our returns on invested capital. This, combined with the weak outlook on consumer spending, led us to moderate our growth for 2009 and devote more attention towards evaluating ways to reduce our new restaurant development costs so that we can generate the level of long-term returns we prefer.

While it is possible that we might purchase restaurants from franchisees, it is not our primary focus in 2009. We have acquired a total of 33 restaurants from franchisees since the beginning of 2006 and believe we have created value by doing so; however, we do not anticipate doing any large transactions in the short-term.

In terms of returning capital to shareholders, we repurchased over 6.5 million shares of our Class A common stock in 2008 and still have $18 million authorized to be repurchased under our Board authorized share repurchase program. While we may acquire some shares during 2009, our priority is to maintain a conservative capital structure. We do anticipate creating a significant amount of free cash flow in 2009 from which we could use to pay down bank debt, raise our cash balance and /or acquire additional shares of stock. In addition, we ended 2008 with over $100 million in additional borrowing capacity on our $250 million credit facility.

The environment remains challenging and we anticipate that it will stay that way at least through 2009. However, we are very excited about the opportunity we at Texas Roadhouse have to continue growing and creating shareholder value for many years to come. We will remain focused on taking care of our guests and thank all our team members for their continued commitment to our mission of providing Legendary Food and Legendary Service.

W. Kent Taylor
Chairman of the Company

G.J. Hart
President, Chief Executive Officer


TEXAS ROADHOUSE
If it doesn't say Texas, it's not Texas Roadhouse.


RIBEYE
SIRLOIN
RIBEYE



Hand-Cut *Steaks*

grilled to perfection

April 10, 2009

To our Stockholders:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Texas Roadhouse, Inc. on Thursday, May 21, 2009. The meeting will be held at the Seelbach Hilton Hotel, Medallion Ballroom A, 500 South 4th Street, Louisville, Kentucky 40202, at 9:00 a.m. eastern daylight time.

The official Notice of Annual Meeting, Proxy Statement and Proxy Card are enclosed with this letter.

Please take the time to read carefully each of the proposals for stockholder action described in the accompanying proxy materials. Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope. Stockholders of record can also vote by touch-tone telephone from the United States, using the toll-free number on the proxy card, or by the Internet, using the instructions on the proxy card. If you attend the meeting, you may revoke your proxy and vote your shares in person.

Your interest and participation in the affairs of the Company are greatly appreciated. Thank you for your continued support.

Sincerely,

G.J. Hart
President, Chief Executive Officer

TEXAS ROADHOUSE, INC.
6040 Dutchmans Lane, Suite 200
Louisville, Kentucky 40205

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 21, 2009

To the Stockholders:

The Annual Meeting of Stockholders (the "Annual Meeting") of Texas Roadhouse, Inc. (the "Company") will be held at the Seelbach Hilton Hotel, Medallion Ballroom A, 500 South 4th Street, Louisville, Kentucky, on Thursday, May 21, 2009, at 9:00 a.m. eastern daylight time.

At the Annual Meeting you will be asked to:

- elect two Class II directors to the Board of Directors, each for a term of three years;
- ratify the appointment of KPMG LLP as the Company's independent auditors; and
- transact such other business as may properly come before the meeting.

A Proxy Statement describing matters to be considered at the Annual Meeting is attached to this notice. Only stockholders of record at the close of business on March 23, 2009 are entitled to receive notice of and to vote at the meeting.

By Order of the Board of Directors,

Sheila C. Brown
Corporate Secretary

Louisville, Kentucky
April 10, 2009

IMPORTANT

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE SUBMIT YOUR VOTE USING ONE OF THE VOTING METHODS DESCRIBED IN THE ATTACHED MATERIALS. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 21, 2009

Our Proxy Statement related to our 2009 Annual Meeting of Stockholders, our Annual Report on Form 10-K for the fiscal year ended on December 30, 2008 and our Annual Report to Stockholders for the fiscal year ended on December 30, 2008 are available on our website at *www.texasroadhouse.com* in the Investors section.

TEXAS ROADHOUSE, INC.
6040 Dutchmans Lane, Suite 200
Louisville, Kentucky 40205

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 21, 2009

Introduction

This proxy statement and accompanying proxy card are being furnished in connection with the solicitation of proxies by the board of directors (the "Board") of Texas Roadhouse, Inc., a Delaware corporation, to be voted at the Annual Meeting of Stockholders (the "Annual Meeting") and any adjournments thereof. In this proxy statement, references to the "Company," "we," "us" or "our" refer to Texas Roadhouse, Inc. This Annual Meeting is the fifth meeting of stockholders following the completion of our initial public offering (the "IPO") of Class A common stock on October 8, 2004. This proxy statement and accompanying proxy card are first being mailed to stockholders on or about April 10, 2009.

Date, Time and Place

The Annual Meeting will be held at the Seelbach Hilton Hotel, Medallion Ballroom A, 500 South 4th Street, Louisville, Kentucky on Thursday, May 21, 2009, at 9:00 a.m. eastern daylight time, for the purposes set forth in this proxy statement and the accompanying notice of Annual Meeting.

Record Date and Voting Securities

The Board has fixed the record date (the "Record Date") for the Annual Meeting as the close of business on March 23, 2009. Only stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting and at any adjournment or postponement thereof. At the close of business on the Record Date, there were outstanding 64,278,825 shares of Class A common stock (each of which is entitled to one vote per share on all matters to be considered at the Annual Meeting) and 5,265,376 shares of Class B common stock (each of which is entitled to ten votes per share on all matters to be considered at the Annual Meeting). Based on the number of shares outstanding as of the Record Date, the shares of Class A common stock are entitled to an aggregate of 64,278,825 votes, and the shares of Class B common stock are entitled to an aggregate of 52,653,760 votes.

The presence in person or by proxy of the holders of a majority in voting power of the combined voting power of the Class A common stock and the Class B common stock will constitute a quorum for the transaction of business at the Annual Meeting. Shares of common stock represented by properly executed proxies received before the close of voting at the Annual Meeting will be voted as directed by such stockholders, unless revoked as described below. Under Delaware law, proxies marked as abstentions are not counted as votes cast, but will be considered present and entitled to vote to determine if a quorum exists. In addition, shares held in street name that have been designated by brokers on proxy cards as not voted will not be counted as votes cast, but will be considered present and entitled to vote to determine if a quorum exists.

Voting of Proxies

If no instructions are given, shares represented by executed but unmarked proxies will be voted FOR election of the individuals nominated as Class II directors and FOR ratification of the selection of KPMG LLP as the Company's independent auditors for the fiscal year 2009.

Revocability of Proxies

A stockholder who completes and returns the proxy card that accompanies this proxy statement may revoke that proxy at any time before the closing of the polls at the Annual Meeting. A stockholder may revoke a proxy by voting at a later date by one of the methods described on the proxy card or by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Corporate Secretary of the Company at the Company's main office address at any time before the Annual Meeting. Stockholders may also revoke proxies by delivering a duly executed proxy bearing a later date to the inspector of election at the Annual Meeting before the close of voting or by attending the Annual Meeting and voting in person. You may attend the Annual Meeting even though you have executed a proxy, but the presence of a stockholder at the Annual Meeting will not automatically revoke that stockholder's proxy.

Solicitation of Proxies

The cost of solicitation of proxies being solicited on behalf of the Board will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or other means by our directors, officers or employees, who receive no additional compensation for these solicitation activities. We will, upon request, reimburse brokerage houses and persons holding common stock in the names of their nominees for their reasonable out-of-pocket expenses in sending materials to their principals.

Votes Required

Each of the proposals will be considered separately.

Election of Directors

The affirmative vote of a plurality of the votes entitled to be cast by the holders of the Company's common stock present in person or represented by proxy is required to elect each nominee. Election by a plurality means that the director nominee with the most votes for a particular slot is elected for that slot. Abstentions from voting and broker "non-votes" on the election of directors will have no effect since they will not represent votes cast at the Annual Meeting for the purpose of electing directors.

Ratification of the Appointment of the Independent Auditors

The proposal to ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 29, 2009 must be approved by the affirmative vote of a majority of the votes cast on this proposal at the Annual Meeting. For the purposes of this vote, a vote to abstain and a broker "non-vote" will have no effect on the vote on such proposal.

Other Matters

As of the date of this proxy statement, the Board knows of no matters that will be presented for consideration at the Annual Meeting other than those matters discussed in this proxy statement. If any other matters should properly come before the Annual Meeting and call for a vote of stockholders, validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

PROPOSAL 1
ELECTION OF DIRECTORS

The Company's by-laws provide for not less than one and not more than 15 directors. Our Board currently consists of seven directors divided into three classes. Members of each class serve for a three-year term. The Board has designated Martin T. Hart and W. Kent Taylor as nominees for re-election as Class II directors of the Company to serve for terms of three years and until their successors are duly elected and qualified. Although it is not anticipated that any of the nominees listed below will decline or be unable to serve, if that should occur, the proxy holders may, in their discretion, vote for substitute nominees.

Nominees for Election as Directors

Set forth below are the two Board members who will stand for re-election at the Annual Meeting, together with their ages, all Company positions and offices each person currently holds and the year in which each person joined the Board.

Name	Age	Position or Office	Director Since
Martin T. Hart	73	Director	2004
W. Kent Taylor	53	Director, Chairman	2004

Martin T. Hart. Mr. Hart has been a private investor in the Denver, Colorado area since 1969. He has owned and developed a number of companies into successful businesses, and has served on the board of directors for many public and private corporations. Presently, Mr. Hart is serving on the board of directors of the following public companies: ValueClick, Inc.; MassMutual Corporate Investors, an investment company; MassMutual Participation Investors, an investment company; and, Spectranetics Corporation, a medical device company. He also continues to serve on the board of directors of several private companies. Mr. Hart is a certified public accountant. He is the past Chairman of the Board of Trustees of Regis University.

W. Kent Taylor. Mr. Taylor is our founder and was our Chief Executive Officer from 2000 to October 8, 2004. Upon the completion of our IPO, Mr. Taylor became Chairman of the Company, an executive position. Before his founding of our concept in 1993, Mr. Taylor founded and co-owned Buckhead Bar and Grill in Louisville, Kentucky. Mr. Taylor has over 25 years of experience in the restaurant industry.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE TWO NOMINEES FOR CLASS II DIRECTOR OF THE COMPANY.

Other Directors

The following Class I and III directors will continue on the Board for the terms indicated:

Class I Directors (Terms Expiring at the 2011 Annual Meeting):

James R. Ramsey. Dr. Ramsey, 60, became president of the University of Louisville on November 14, 2002, after serving as acting president since September 2, 2002. Before becoming president, he had served as senior policy advisor and state budget director for the Commonwealth of Kentucky as well as senior professor of economics and public policy at the University of Louisville since 1999. Dr. Ramsey has held numerous academic positions, including serving as vice chancellor for finance and administration at both the University of North Carolina at Chapel Hill and Western

Kentucky University. He has been associate dean, assistant dean and director of public administration in the College of Business Administration at Loyola University and a research associate for the University of Kentucky's Center for Public Affairs. He has served on the faculties of the University of North Carolina at Chapel Hill, Western Kentucky University, the University of Kentucky, Loyola University and Middle Tennessee State University in addition to the University of Louisville. Dr. Ramsey has also held a number of positions in state government, including interim commissioner of the Office of the New Economy and special advisor to the chairman of the Kentucky Council on Postsecondary Education. Dr. Ramsey serves on the board of directors of Community Trust Bancorp, Inc. He also serves on the boards of trustees of Churchill Tax-Free Fund of Kentucky and Naragansett Insured Tax-Free Income Fund.

James R. Zarley. Mr. Zarley, 64, is the executive chairman of the board of directors and a full-time employee of ValueClick, Inc., a single-source provider of media, technology and services across major interactive marketing channels. He served as president and Chief Executive Officer of ValueClick until May 2007. He has served as chairman, and has been an advisor to ValueClick, Inc., since May 1998. In February 1999, Mr. Zarley joined ValueClick, Inc. in a full-time capacity and in May 1999 he became Chief Executive Officer. In January 2001, Mr. Zarley assumed the added position of President of ValueClick, Inc. Before joining ValueClick, Inc., from April 1987 to December 1996, Mr. Zarley was Chief Executive Officer of Quantech Investments, an information services company. From December 1996 to May 1998, Mr. Zarley was the Chairman and Chief Executive Officer of Best Internet until its merger with Hiway Technologies, a Web hosting company, in May 1998. From May 1998 to January 1999, Mr. Zarley was the Chief Operating Officer of Hiway Technologies until its merger with Internet service provider, Verio, Inc.

Class III Directors (Terms Expiring at the 2010 Annual Meeting):

G.J. Hart. Mr. Hart, 51, has served as our President since May 15, 2000. Upon the completion of our IPO, Mr. Hart became President and Chief Executive Officer. From October 1995 until May 2000, Mr. Hart was President of Al Copeland Investments in Metairie, Louisiana, a privately held business consisting of four restaurant concepts, hotels, gaming, entertainment and food processing operations. From June 1991 to September 1995, Mr. Hart was President of TriFoods International, Inc., a producer of prepared food products. Mr. Hart has over 25 years of experience in the food industry.

Gregory N. Moore. Mr. Moore, 59, served as the Senior Vice President and Controller of Yum! Brands, Inc. ("Yum! Brands") through his retirement on May 1, 2005. He is currently a financial consultant and private investor. Yum! Brands is the worldwide parent company of Taco Bell, KFC, Pizza Hut, Long John Silver's and A&W All-American Food. Prior to becoming Yum! Brands' Controller, Mr. Moore was the Vice President and General Auditor of Yum! Brands. Before that, he was with PepsiCo, Inc. and held the position of Vice President, Controller of Taco Bell and Controller of PepsiCo Wines & Spirits International, a division of PepsiCola International. Before joining PepsiCo, Inc., he was an Audit Manager with Arthur Young & Company in its New York City and Stamford, Connecticut offices. Mr. Moore is a certified public accountant in the States of New York and California. Mr. Moore serves on the board and chairs the audit committee of 3 Day Blinds, a private company.

James F. Parker. Mr. Parker, 62, served as Chief Executive Officer and Vice-Chairman of the board of Southwest Airlines Co. from June 2001 through July 2004. Before serving as Chief Executive Officer, Mr. Parker served as General Counsel of that company from 1986 until June 2001, and was previously a shareholder in the San Antonio, Texas law firm of Oppenheimer, Rosenberg, Kelleher and Wheatley.

Meetings of the Board of Directors

The Board met on 10 occasions and its committees met on 19 occasions during our fiscal year ended December 30, 2008. Each incumbent director attended at least 75% of the aggregate number of meetings of the Board and its committees on which such director served during his period of service. In addition, the Company expects all members of the Board to attend the Annual Meeting; all members attended the 2008 Annual Meeting. Four Board meetings are currently scheduled for the fiscal year 2009. Meetings of non-employee directors, without management directors or employees present, are typically scheduled in conjunction with each regularly scheduled Board meeting.

Committees of the Board of Directors

The Board has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. The Board has adopted a written charter for each of these committees, which sets out the functions and responsibilities of each committee. The charters of these committees are available in their entirety on the Company's website, *www.texasroadhouse.com*. Please note, however, that the information contained on the website is not incorporated by reference in, or considered to be a part of, this proxy statement.

Audit Committee. As described in its charter, the audit committee assists our Board in fulfilling its oversight responsibility relating to: (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and performance of the Company's internal and external auditors and (iv) the Company's internal controls and financial reporting practices. The audit committee is also required to pre-approve all audit and permitted non-audit services provided by our independent auditors. The audit committee is also responsible for producing an annual report on its activities for inclusion in this proxy statement. All of the members of the audit committee are "independent," as that term is defined in the listing standards under NASDAQ Marketplace Rule 4200(a)(15) and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission ("SEC"). The audit committee is currently comprised of Messrs. Moore, Parker and Ramsey and is chaired by Mr. Moore. The Board evaluated the credentials and designated Mr. Moore as an "audit committee financial expert" as required by Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee met 15 times during the fiscal year 2008.

Compensation Committee. As described in its charter, the compensation committee: (i) assists the Board in fulfilling its responsibilities relating to the design, administration and oversight of employee compensation programs and benefit plans of the Company's executive officers, (ii) discharges the Board's duties relating to the compensation of the Company's directors and (iii) reviews the performance of the Company's executive officers. The compensation committee is also responsible for reviewing and discussing with management the Compensation Discussion and Analysis in this proxy statement and recommending its inclusion in this proxy statement to the Board. All of the members of the compensation committee are "independent" under all applicable rules, including the listing standards under NASDAQ Marketplace Rule 4200(a)(15) and the requirements of the SEC. The members of the compensation committee are Messrs. Martin Hart, Moore, Parker, Ramsey and Zarley. Mr. Parker chairs the committee. Mr. Zarley was appointed to the committee on January 31, 2008. The compensation committee met two times during the fiscal year 2008.

Nominating and Corporate Governance Committee. As described in its charter, the nominating and corporate governance committee assists our Board in: (i) identifying individuals qualified to become Board members and recommending nominees to the Board either to be presented at the annual meeting or to fill any vacancies, (ii) considering and reporting periodically to the Board on matters relating to the identification, selection and qualification of director candidates and (iii) developing and recommending to the Board a set of corporate governance principles. All of the members of the nominating and corporate governance committee are "independent" under all applicable rules, including the listing standards under NASDAQ Marketplace Rule 4200(a)(15) and the requirements of the SEC. The members of the nominating and corporate governance committee are Messrs. Martin Hart, Moore, Parker and Zarley. Mr. Moore chairs the committee. The nominating and corporate governance committee met two times during the fiscal year 2008.

Policy Regarding Consideration of Candidates for Director

The nominating and corporate governance committee will consider timely stockholder recommendations for director nominees at the 2010 Annual Meeting if stockholders comply with the requirements of the Company's by-laws; a copy of the relevant section of the by-laws may be obtained from the Company's Corporate Secretary. To be considered timely and to be included in our proxy statement and related proxy for the 2010 Annual Meeting, stockholders should submit nominations, if any, no later than December 11, 2009, to the Company's Corporate Secretary, at 6040 Dutchmans Lane, Suite 200, Louisville, Kentucky 40205. Stockholder nominations should include, among other items, the name of the candidate, age, contact information, present principal occupation or employment, qualifications and skills, background, last five year's employment and business experience, a description of previous service as director of any corporation or organization, other relevant biographical information and the nominee's consent to service on the Board.

The nominating and corporate governance committee may consider such other factors as it may deem are in the best interest of the Company and its stockholders. The manner in which the nominating and corporate governance committee evaluates a potential nominee will not differ based on whether the nominee is recommended by a stockholder of the Company.

The Company does not pay a third-party fee to assist in identifying and evaluating nominees, but the Company does not preclude the potential for using such services if needed as may be determined at the discretion of the nominating and corporate governance committee.

Compensation of Directors

As described more fully below, the following table summarizes the total compensation paid or accrued for fiscal year 2008 for each of the non-employee directors.

Director Compensation Table

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (1), (2) (c)	Option Awards ($) (1), (3) (d)	Total ($) (e)
Martin T. Hart	29,000	77,089	—	106,089
Gregory N. Moore	56,500	77,089	8,789	142,378
James F. Parker	36,500	77,089	—	113,589
James R. Ramsey	30,000	77,089	—	107,089
James R. Zarley	26,000	77,089	—	103,089

(1) Columns (c) and (d) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 30, 2008, in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R") of awards pursuant to the Company's equity incentive program and thus include amounts from awards granted prior to, as well as in, fiscal year 2008, because the expense is being recognized over each award's vesting period. Assumptions used in the calculation of these amounts for the fiscal year ended December 30, 2008 are included in Footnote 2(s) "Summary of Significant Accounting Policies—Equity Incentive Plan" and Footnote 13 "Share-based Compensation" to the Company's

audited financial statements for the fiscal year ended December 30, 2008, included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2009.

The Company cautions that the amounts reported in the Director Compensation Table for these awards may not represent the amounts that the directors will actually realize from the awards. Whether, and to what extent, a director realizes value will depend on the Company's actual operating performance, stock price fluctuations and the director's continued service.

(2) At December 30, 2008, the aggregate number of stock awards outstanding was: Mr. Martin Hart: 15,000; Mr. Moore: 15,000; Mr. Parker: 15,000; Dr. Ramsey: 15,000; and Mr. Zarley: 15,000.

(3) At December 30, 2008, the aggregate number of option awards outstanding was: Mr. Martin Hart: 40,000; Mr. Moore: 40,000; Mr. Parker: 40,000; Dr. Ramsey: 13,334; and Mr. Zarley: 40,000.

Non-employee directors each receive an annual fee of $12,500. The chairperson of the audit committee received an additional annual fee of $20,000 for 2008. Each non-employee director receives $2,000 for each Board meeting he or she attends in person and $500 for each Board meeting he or she participates in telephonically. Additionally, each non-employee director receives $1,000 for each committee meeting he or she attends in person and $500 for each committee meeting he or she participates in telephonically. Each non-employee director also received a one-time option grant to purchase 40,000 shares of our Class A common stock on the date he or she joined the Board. These non-employee director options become exercisable in 33⅓% increments annually beginning one year from the grant date.

In February 2008, the non-employee directors were each granted 15,000 restricted stock units, where each unit represents the conditional right to receive one share of our Class A common stock upon satisfaction of the vesting requirements. The restricted stock units vest in 50% increments each year over two years.

Code of Ethics

The Board has approved and adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including the Company's principal executive officer, the principal financial officer and the principal accounting officer. The Code of Business Conduct and Ethics is available in its entirety on the Company's website, *www.texasroadhouse.com*. The Company intends to post amendments to, or waivers from, its Code of Business Conduct and Ethics, if any, that apply to the principal executive officer, the principal financial officer or the principal accounting officer on its website.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS

Pursuant to its charter, the audit committee has appointed the firm of KPMG LLP to serve as the independent auditors to audit the financial statements and the internal control over financial reporting of the Company for the fiscal year which ends on December 29, 2009. Accordingly, a resolution will be presented at the Annual Meeting to ratify the appointment of KPMG LLP. If the stockholders fail to ratify the appointment of KPMG LLP, the audit committee will reconsider such appointment. Even if the appointment is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm as the Company's independent auditors at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its stockholders. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2009.

STOCK OWNERSHIP INFORMATION

The following table sets forth as of December 31, 2008 certain information with respect to the beneficial ownership of the Company's Class A common stock for each stockholder other than management stockholders known by the Company to be the owner of 5% or more of the Company's Class A common stock. This information is based on stock ownership reports on Schedule 13G filed by each of these stockholders with the SEC.

	Class A Common Stock	
Name and Address of Beneficial Owner	**Common Stock Ownership**	**Percent**
Baron Capital Group, Inc. 767 Fifth avenue, 49th floor New York, New York 10153	3,450,000(1)	5.30%
Barclays Global Investors, NA 400 Howard Street San Francisco, California 94105	3,273,152(2)	5.05%

(1) Baron Capital Group, Inc., BAMCO, Inc., Baron Small Cap Fund and Ronald Baron share voting and dispositive power with respect to these shares.

(2) Barclays Global Investors, NA has sole voting power with respect to 1,107,221 shares and sole dispositive power with respect to 1,167,122 shares.

Barclays Global Fund Advisors has sole voting power with respect to 1,488,456 shares and sole dispositive power with respect to 2,070,993 shares.

Barclays Global Investors, Ltd has sole voting power with respect to 1,810 shares and sole dispositive power with respect to 35,037 shares.

The following table sets forth as of December 30, 2008 certain information with respect to the beneficial ownership of the Company's Class A and Class B common stock of (i) the Chief Executive Officer, the Chief Financial Officer and the other three executive officers of the Company who earned the highest total compensation during the fiscal year 2008 (the "Named Executive Officers"), (ii) each director or nominee for director of the Company and (iii) all directors and executive officers as a group. The Company has no shares of preferred stock outstanding. Mr. Taylor owns all 5,265,376 shares of Class B common stock outstanding. Each share of Class B common stock is entitled to ten votes per share. In the table below, the voting percentages reflect all the shares of Class A and Class B common stock outstanding as of December 30, 2008.

Name	Class A Common Stock(1)		Beneficial Ownership of Class A and Class B Common Stock Combined
	Common Stock Ownership(2)	Percent	Voting Percent
Directors, Nominees and Named Executive Officers:			
W. Kent Taylor(3)	13,411,716(4)	20.9%	56.6%
G.J. Hart	466,876	*	*
Martin T. Hart	252,134	*	*
Gregory N. Moore	49,722	*	*
James F. Parker	58,560	*	*
James R. Ramsey	45,868	*	*
James R. Zarley	97,500	*	*
Steven L. Ortiz(5)	1,218,554	1.9%	1.0%
Scott M. Colosi	415,000	*	*
Sheila C. Brown	182,312	*	*
Directors, Nominees and All Executive Officers as a Group (10 Persons)	16,198,242	24.6%	58.1%

* Represents beneficial ownership of less than 1.0% of the outstanding shares of class.

(1) Based upon information furnished to the Company by the named persons and information contained in filings with the SEC. Under the rules of the SEC, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days, and such shares are deemed to be outstanding for the purpose of computing the percentage beneficially owned by such person or group. However, we do not consider shares of which beneficial ownership can be acquired within 60 days to be outstanding when we calculate the percentage ownership of any other person. "Common Stock Ownership" includes (a) stock held in joint tenancy, (b) stock owned as tenants in common, (c) stock owned or held by spouse or other members of the reporting person's household and (d) stock in which the reporting person either has or shares voting and/or investment power, even though the reporting person disclaims any beneficial interest in such stock.

(2) The following table lists the shares to which each named person has the right to acquire beneficial ownership within 60 days of December 30, 2008 through the exercise of stock options or the vesting of restricted stock units granted pursuant to our equity incentive plan.

Name	Shares which may be acquired within 60 days pursuant to stock awards
W. Kent Taylor	—
G.J. Hart	451,876
Martin T. Hart	47,500
Gregory N. Moore	47,500
James F. Parker	47,500
James R. Ramsey	20,834
James R. Zarley	47,500
Steven L. Ortiz	519,108
Scott M. Colosi	400,000
Sheila C. Brown	133,014
Directors, Nominees and All Executive Officers as a Group (10 Persons)	1,714,832

(3) Mr. Taylor's address is c/o Texas Roadhouse, Inc., 6040 Dutchmans Lane, Suite 200, Louisville, Kentucky 40205.

(4) Does not include shares of Class A common stock issuable upon conversion of Class B common stock.

(5) 552,686 shares are pledged to a bank.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Overview and Philosophy

We entered into new employment agreements with G.J. Hart, Scott M. Colosi, W. Kent Taylor, Steven L. Ortiz and Sheila C. Brown, our Named Executive Officers, on January 14, 2008, which were effective as of December 26, 2007 (the "2007 Employment Agreements"). Each of the 2007 Employment Agreements will expire on January 7, 2011 but may be extended on a year-to-year basis after January 7, 2011.

Each officer's 2007 Employment Agreement establishes a base salary which is to remain constant throughout the terms of the agreement. The 2007 Employment Agreements also establish an incentive bonus amount based of the achievement of defined goals to be established annually by the compensation committee. Except with respect to Mr. Taylor's employment agreement, the amount of the annual base bonus may be increased 5% each year through the fiscal year 2010, provided that there has been an appropriate increase in the goals to be achieved each year, as determined by the compensation committee. Except with respect to Mr. Taylor's employment agreement, each officer's 2007 Employment Agreement provides for the granting of restricted stock units, the conditional right to receive shares of our Class A common stock upon vesting. Twenty-five percent of each officer's restricted stock units will vest each year on January 7 over a four-year period. Each officer has agreed not to compete with us during the term of his or her employment and for a period of two years following his or her termination of employment, unless the officer's employment is terminated without cause following a change in control, in which case the officer has agreed not to compete with us through the date of the last payment of the officer's severance payments.

The underlying philosophy reflected in the 2007 Employment Agreements was to provide the Named Executive Officers with a compensation package which, in total, would promote the profitability of the Company and which was a pragmatic response to external market conditions; that is, compensation that is competitive with comparable positions in similar industries, including the casual dining sector of the restaurant industry, but which is reasonable and in the best interests of our stockholders.

To assist them in the determination of the compensation packages under the 2007 Employment Agreements, the compensation committee retained the Mercer human resources consulting firm to provide services. Mercer was asked to gather actual data for positions the same as or similar to those of the Named Executive Officers. The compensation committee requested that data be presented for the following companies: Applebee's International; Benihana; BJ's Restaurants; Buffalo Wild Wings; California Pizza Kitchen; Cheesecake Factory; Bob Evans Farms; IHOP; Morton's Restaurant; O'Charley's; Panera Bread; Rare Hospitality International; Red Robin Gourmet Burgers; Ruby Tuesday; and Ruth's Chris Steak House. These companies were selected on the basis of their size, complexity, revenue and/or segment of the restaurant industry relative to the Company.

The compensation committee did not strive to target any specified percentile of any element of the peer companies' compensation. Rather, the compensation committee applied the business judgment of the committee members to design compensation packages for the Named Executive Officers based on the specific philosophies described below taking into account all surrounding facts and circumstances.

Elements of Compensation

Base Salary

Base salaries for our Named Executive Officers are designed to provide a secure base of compensation which will be effective in motivating and retaining key executives. The actual amounts paid to each Named Executive Officer during the fiscal year 2008 are more fully described in "Executive Compensation."

Each officer's 2007 Employment Agreement established an annual salary as shown in the table below which is to remain constant throughout the term of the agreement.

	Annual Salary ($)
G.J. Hart President, Chief Executive Officer	600,000
Scott M. Colosi Chief Financial Officer	300,000
W. Kent Taylor Chairman	300,000
Steven L. Ortiz Chief Operating Officer	460,000
Sheila C. Brown General Counsel, Corporate Secretary	225,000

Incentive Bonus

Incentive bonuses are designed to reward our Named Executive Officers for the success of the Company, as measured by growth in the Company's earnings per diluted share ("EPS"), and for each officer's individual contribution to that success. It is our belief that a significant amount of each officer's compensation should be tied to the performance of the Company.

Each year, the compensation committee establishes a new annual target for the Named Executive Officers under the existing incentive compensation program. In February 2008, an EPS target of $0.56 to $0.59 was approved. The annual target represented management's estimate of EPS for the fiscal year 2008, and reflected earnings per share growth of ten to 15 percent as compared to the EPS achieved for the fiscal year 2007. Depending on the level of achievement of the EPS target each year, the bonus may be reduced to a minimum of $0 or increased to a maximum of two times the base amount. The base, minimum and maximum amounts payable to each officer are shown in the table below. Each $0.005 change from the EPS target results in an increase or decrease of 7% to the base bonus amount within the range specified. For example, if we achieved $0.595 of EPS, the bonus payable would have been 107% of the base bonus amount. Conversely, if we achieved $0.555, the bonus payable would have been 93% of the base bonus amount. The annual target can be adjusted for acquisitions or divestitures, accounting changes and other extraordinary events as noted by the compensation committee. In February 2009, the committee authorized bonus payments of 54% of each officer's base bonus after making adjustments for accelerated site abandonment costs and for a write-down of receivables and royalties due from franchisees. The actual amounts earned by each Named Executive Officer during fiscal year 2008 are more fully described in "Executive Compensation."

We pay bonuses on a quarterly basis, based upon achievement of quarterly targets that equal, in the aggregate, the annual target.

Executive Incentive Compensation for the Fiscal Year 2008

Name	Base Bonus $	Minimum Bonus $	Maximum Bonus $
G.J. Hart	600,000	—	1,200,000
Scott M. Colosi	250,000	—	500,000
W. Kent Taylor	200,000	—	400,000
Steven L. Ortiz	400,000	—	800,000
Sheila C. Brown	100,000	—	200,000

Stock Awards

We have historically granted options to approximately 1,000 employees, including our Named Executive Officers except Mr. Taylor. Under our 2004 Equity Incentive Plan, the exercise price of stock options is the closing price of our stock on the trading day immediately preceding the date of the grant. It has been our practice to grant options quarterly on the day that follows the third full trading day after the public release of the Company's earnings for the prior fiscal quarter. No stock options were granted to any of the Named Executive Officers during the fiscal year 2008.

Except with respect to Mr. Taylor's employment agreement, the 2007 Employment Agreements provide for the granting of restricted stock units, where each unit represents the conditional right to receive one share of our Class A common stock upon satisfaction of the vesting requirements. We believe that restricted stock units, like stock options, offer the Named Executive Officers a financial interest in the Company and align their interests with those of our stockholders. Similar to stock options, the value of a restricted stock unit is dependent upon the price of our Class A common stock on the date of vesting. Therefore, a recipient of a restricted stock unit is motivated to improve the Company's performance in the hope that the performance will be reflected by the stock price. Restricted stock units also serve to retain the Named Executive Officers as they vest in 25% increments each year on January 7 over a four-year period. The numbers of restricted stock units granted to each officer reflect each officer's job responsibilities and individual contribution to the success of the Company. The numbers of restricted stock units granted are shown in the table below. Mr. Taylor requested that he not be granted any restricted stock units, as he believes his interests are well-aligned with those of our other stockholders. The compensation committee honored his request.

	Restricted Stock Units
G.J. Hart	240,000
Scott M. Colosi	125,000
W. Kent Taylor	—
Steven L. Ortiz	175,000
Sheila C. Brown	75,000

During the fiscal year 2008, we awarded restricted stock units in lieu of stock options to those employees who had been eligible to receive stock options. We continued our practice of granting these awards quarterly on the day that follows the third full trading day after the public release of the Company's earnings for the prior fiscal quarter.

Separation and Change in Control Arrangements

The 2007 Employment Agreements provide that, except in the event of a change in control, no severance will be paid to Messrs. Hart, Taylor or Ortiz upon termination of employment, but each is entitled to receive a crisp $100 bill if his employment is terminated by us without cause before the end of the term. Except in the event of a change in control, the employment agreements with Mr. Colosi and Ms. Brown provide that if we terminate either of their employment without cause before the end of the term, and if the officer signs a release of all claims against us, we will pay a severance payment equal to the officer's base salary for a period of 180 days in addition to 50% of the incentive bonus earned by the officer during the last four full fiscal quarters immediately preceding the fiscal quarter in which the termination occurred. The salary component of the severance payments is subject to deductions and withholdings and is to be paid to the officers in periodic installments in accordance with our normal payroll practices. The bonus component of the severance payments to the officers is to be paid on the same date as the payment would have been made had his or her employment not been terminated.

The employment agreements with each of the officers provide that if the officer's employment is terminated other than for cause following a change in control, or if the officer resigns for good reason following a change in control because he or she is required to move, the Company's successor does not agree to be bound by the agreement, or the officer's duties, pay or total benefits are reduced, such officer will receive severance payments in an amount equal to the officer's base salary and incentive bonus for a period which is the longer of through the end of the term of the agreement or one year. In addition, the officer's unvested stock options or other stock awards, if any, will become vested as of the date of termination. The payments and acceleration of vesting of the stock options or other stock awards are contingent upon the officer signing a full release of claims against us. The salary component of the severance payments is subject to deductions and withholdings and is to be paid to the officers in periodic installments in accordance with our normal payroll practices. The bonus component of the severance payments to the officers is to be paid on the same date as the payment would have been made had his or her employment not been terminated.

The estimated amounts that would have been payable to a Named Executive Officer under these arrangements are more fully described in "Termination, Change of Control and Change of Responsibility Payments."

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 30, 2008.

All members of the compensation committee concur in this report.

James F. Parker, Chair
Martin T. Hart
Gregory N. Moore
James R. Ramsey
James R. Zarley*

* Mr. Zarley was appointed to the committee on January 31, 2008.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The compensation committee of the Board is comprised of Messrs. Martin Hart, Moore, Parker, Ramsey and Zarley, each a non-employee director of the Company. None of our executive officers serve on the compensation committee or board of directors of any other company of which any members of our compensation committee or any of our directors is an executive officer.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation paid or accrued for the fiscal years 2008, 2007 and 2006 for G.J. Hart, our President and Chief Executive Officer, Scott M. Colosi, our Chief Financial Officer, and each of our three other most highly compensated executive officers, each of whom were executive officers at the end of the fiscal year 2008.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Stock Awards ($)(2) (e)	Option Awards ($)(2) (f)	Non-equity Incentive Plan Compensation ($) (g)	Total ($) (h)
G.J. Hart	2008	600,000	—	574,564	—	324,000	1,498,564
President, Chief Executive Officer	2007	550,000	200	—	234,805	337,500	1,122,505
	2006	535,000	200	—	385,321	385,200	1,305,721
Scott M. Colosi	2008	300,000	200	299,252	—	135,000	734,452
Chief Financial Officer	2007	250,000	200	—	80,275	129,375	459,850
	2006	237,999	175	—	137,136	147,660	522,970
W. Kent Taylor	2008	300,000	—	—	—	108,000	408,000
Chairman of the Company	2007	300,000	—	—	—	187,500	487,500
	2006	300,000	—	—	—	214,000	514,000
Steven L. Ortiz	2008	460,000	200	418,953	—	216,000	1,095,153
Chief Operating Officer	2007	420,000	200	—	144,495	225,000	789,695
	2006	414,000	200	—	264,907	256,800	935,907
Sheila C. Brown	2008	225,000	200	179,551	28,967	54,000	487,718
General Counsel, Corporate Secretary	2007	175,000	200	—	125,124	56,250	356,574
	2006	167,500	6,700	—	192,501	64,200	430,901

(1) This column represents holiday bonus awards paid to the Named Executive Officers for the fiscal years ended December 30, 2008, December 25, 2007 and December 26, 2006. In addition, Ms. Brown was awarded a discretionary bonus in the fiscal year 2006 in connection with her receipt of an employee recognition award.

(2) Columns (e) and (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 30, 2008, December 25, 2007 and December 26, 2006, in accordance with SFAS 123R of awards pursuant to the Company's equity incentive program and thus include amounts from awards granted prior to, as well as in, fiscal year 2008, because the expense is being recognized over each award's vesting period. Assumptions used in the calculation of these amounts for fiscal years ended December 26, 2006, December 25, 2007 and December 30, 2008 are included in Footnote 2(s) "Summary of Significant Accounting Policies—Equity Incentive Plan" and Footnote 13 "Share-based Compensation" to the Company's audited financial statements for the fiscal year ended December 30, 2008, included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2009.

The Company cautions that the amounts reported in the Summary Compensation Table for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment. Additional information on all outstanding stock and option awards is reflected in the "Grants of Plan-Based Awards Table" and the "Outstanding Equity Awards at Fiscal Year End Table."

Grants of Plan-Based Awards in Fiscal Year 2008

The following table presents information with respect to grants of stock awards to the Named Executive Officers during fiscal year 2008. All information relates solely to our Class A common stock.

Grants of Plan-Based Awards Table

Name (a)	Grant Date (b)	All Other Stock Awards: Number of Shares of Stock or Units (#)(1) (c)	Grant Date Fair Value of Stock and Option Awards ($)(2) (d)
G.J. Hart	January 14, 2008	240,000	574,564
Scott M. Colosi	January 14, 2008	125,000	299,252
W. Kent Taylor	—	—	—
Steven L. Ortiz	January 14, 2008	175,000	418,953
Sheila C. Brown	January 14, 2008	75,000	179,551

(1) Each stock award listed in column (c) are restricted stock units, where each unit represents the conditional right to receive one share of our Class A common stock upon satisfaction of vesting requirements. Each officer's restricted stock units vest in 25% increments on each January 7 of 2009, 2010, 2011 and 2012. See the "Compensation Discussion and Analysis" for the conditions of accelerated vesting upon termination of employment other than for cause.

(2) Column (d) reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 30, 2008 in accordance with SFAS 123R of awards pursuant to the Company's equity incentive program. For restricted stock units, fair value is equal to the closing price of the company's Class A common stock on the trading day immediately preceding the date of the grant, which was $9.77.

The Company cautions that the amounts reported in the Grants of Plan-Based Awards Table for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment.

Outstanding Equity Awards

The following table presents information with respect to outstanding stock option and stock awards as of December 30, 2008 by the Named Executive Officers. All information relates solely to our Class A common stock.

Outstanding Equity Awards at Fiscal Year End Table

Name (a)	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Option Awards: Option Exercise Price ($) (d)	Option Awards: Option Expiration Date (1) (e)	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)(2) (f)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (g)
G.J. Hart	57,000	—	8.75	10/08/2014(i)	240,000	1,752,000
	57,000		8.75	10/08/2014(ii)		
	277,876		8.75	10/08/2014(iii)		
Scott M. Colosi	19,020	—	3.45	09/09/2012(iv)	125,000	912,500
	93,480		3.45	09/09/2012(iv)		
	18,750		8.75	10/08/2014(ii)		
	29,020		3.45	09/09/2012(v)		
	42,230		3.45	09/09/2012(v)		
	95,000		8.75	10/08/2014(iii)		
	29,020		3.45	09/09/2012(vi)		
	42,230		3.45	09/09/2012(vi)		
W. Kent Taylor	—	—	NA	NA	—	NA
Steven L. Ortiz	28,500	—	3.03	04/03/2012(vii)	175,000	1,277,500
	9,534		3.03	04/03/2012(vii)		
	28,364		3.45	07/03/2012(viii)		
	9,242		3.45	07/03/2012(viii)		
	7,866		3.79	10/02/2012(ix)		
	27,788		3.79	10/02/2012(ix)		
	8,312		4.04	04/02/2013(x)		
	2,986		4.44	07/02/2013(xi)		
	9,168		4.44	07/02/2013(xi)		
	2,568		4.53	10/01/2013(xii)		
	8,882		4.53	10/01/2013(xii)		
	3,098		4.59	12/31/2013(xiii)		
	8,488		4.59	12/31/2013(xiii)		
	7,402		8.75	10/04/2014(xiv)		
	28,160		8.75	10/04/2014(xiv)		
	57,000		8.75	10/08/2014(i)		
	57,000		8.75	10/08/2014(ii)		
	171,000		8.75	10/08/2014(iii)		
Sheila C. Brown	11,138	—	8.75	10/04/2014(xiv)	75,000	547,500
	20,626		14.25	03/04/2015(xv)		
	20,626		14.25	03/04/2015(xvi)		
	61,874		14.25	03/04/2015(xvii)		

(1) The option vesting dates are as follows:

(i) 10/08/02005	(vii) 04/03/2003	(xiii) 12/31/2004
(ii) 10/08/2006	(viii) 07/03/2003	(xiv) 10/04/2005
(iii) 10/08/2007	(ix) 10/02/2003	(xv) 03/04/2006
(iv) 09/09/2006	(x) 04/02/2004	(xvi) 03/04/2007
(v) 09/09/2007	(xi) 07/02/2004	(xvii) 03/04/2008
(vi) 09/09/2008	(xii) 10/01/2004	

See the "Compensation Discussion and Analysis" for the conditions of accelerated vesting upon termination of employment other than for cause.

(2) Each officer's restricted stock units vest in 25% increments on each January 7 of 2009, 2010, 2011 and 2012. See the Compensation Discussion and Analysis for the conditions of accelerated vesting upon termination of employment other than for cause.

(3) Market value was computed using the Company's closing stock price on December 30, 2008 of $7.30 per share.

Option Exercises

The following table presents information with respect to stock options exercised during the fiscal year ended December 30, 2008 by the Named Executive Officers. All option information relates solely to our Class A common stock.

Option Exercises and Stock Vested Table

	Option Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)(1)
G.J. Hart	793,246	6,643,804
Scott M. Colosi	15,000	76,250
W. Kent Taylor	—	NA
Steven L. Ortiz	—	NA
Sheila C. Brown	—	NA

(1) The value realized upon exercise of options represents the difference between the market value of the underlying securities at exercise and the exercise price of the options.

Termination, Change of Control and Change of Responsibility Payments

The following table lists the estimated amounts payable to a Named Executive Officer if his or her employment had been terminated without cause unrelated to a change of control on December 30, 2008, the last day of our fiscal year, provided that each officer signed a full release of all claims against us.

Termination Payments Table

Name (a)	Estimated Payments ($)(1) (b)	Estimated Value of Newly Vested Stock Awards ($)(2) (c)	Total ($) (d)
G.J. Hart	100	1,752,000	1,752,100
Scott M. Colosi	226,617	912,500	1,139,117
W. Kent Taylor	100	NA	100
Steven L. Ortiz	100	1,277,500	1,277,600
Sheila C. Brown	142,990	547,500	690,490

(1) Messrs. Hart, Taylor and Ortiz were each entitled to a crisp $100 bill upon the termination of their employment without cause. If the employment of Mr. Colosi had been terminated under those

circumstances, he would have received the amount of his annual base salary then in effect ($300,000) for 180 days, plus 50% of the bonus he earned ($157,344) during the four quarters preceding the fourth quarter of the fiscal year 2008. If the employment of Ms. Brown had been terminated under those circumstances, she would have received the amount of her annual base salary then in effect ($225,000) for 180 days, plus 50% of the bonus she earned ($64,063) during the four quarters preceding the fourth quarter of the fiscal year 2008.

(2) Except with respect to Mr. Taylor, who has no restricted stock units, each officer's restricted stock units would have become immediately exercisable upon a termination of his or her employment without cause. The amounts shown in this column represent the value of the restricted stock units at the closing price of our Class A common stock on December 30, 2008, which was $7.30. The number of restricted stock units which would have vested on that date are shown in "Outstanding Equity Awards." None of the Named Executive Officers had unvested stock options as of December 30, 2008.

The following table lists the estimated amounts payable to a Named Executive Officer if his or her employment had been terminated without cause following a change of control, or if any of the officers had resigned his or her position for good reason following a change of control, on December 30, 2008, the last day of our fiscal year, provided that each officer signed a full release of all claims against us.

Change in Control, Change in Responsibilities Payments Table

Name (a)	Estimated Payments ($)(1) (b)	Estimated Value of Newly Vested Stock Awards ($)(2) (c)	Total ($) (d)
G.J. Hart	2,411,538	1,752,000	4,163,538
Scott M. Colosi	1,105,769	912,500	2,018,269
W. Kent Taylor	1,005,769	NA	1,005,769
Steven L. Ortiz	1,728,846	1,277,500	3,006,346
Sheila C. Brown	654,327	547,500	1,201,827

(1) If the employment of any of the officers had been terminated without cause following a change of control, or if any of the officers had resigned his or her position for good reason following a change of control, the officer would have received the amount of his or her then current base salary and incentive bonus through the end of the term of the officer's employment agreement, but not less than one year. Had an officer's employment been so terminated on December 30, 2008, each officer would have continued to receive payment through January 7, 2011.

The table below details the estimated payment for each officer.

Name (a)	Salary ($) (b)	Bonus ($) (c)	Total Estimated Payments ($) (d)
G.J. Hart	1,211,538	1,200,000	2,411,538
Scott M. Colosi	605,769	500,000	1,105,769
W. Kent Taylor	605,769	400,000	1,005,769
Steven L. Ortiz	928,846	800,000	1,728,846
Sheila C. Brown	454,327	200,000	654,327

(2) Except with respect to Mr. Taylor, who has no restricted stock units, each officers' restricted stock units would have become immediately exercisable upon a termination of his or her employment

without cause following a change of control, or if any of the officers had resigned his or her position for good reason following a change of control. The amounts shown in this column represent the value of the restricted stock units at the closing price of our Class A common stock on December 30, 2008, which was $7.30. The number of restricted stock units which would have vested on that date are shown in "Outstanding Equity Awards." None of the Named Executive Officers had unvested stock options as of December 30, 2008.

AUDIT COMMITTEE REPORT

The audit committee of the Board is composed of three directors, all of whom are "independent," as that term is defined under NASDAQ Marketplace Rule 4200(a)(15) and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC. The committee acts under a written charter adopted by the Board, a copy of which is available on the Company's website at *www.texasroadhouse.com*.

The purpose of the audit committee is to assist the Board in its general oversight of the Company. The primary responsibilities of the audit committee are to oversee and monitor the integrity of the Company's financial reporting process, financial statements and systems of internal controls; the Company's compliance with legal and regulatory requirements; the independent auditors' qualifications, independence and performance; and the performance of the Company's internal audit function. The audit committee is responsible for the selection, retention, supervision and termination of the independent auditors, including resolving disagreements between management and the independent auditors. The audit committee is also responsible for reviewing the adequacy of the authority, responsibilities and functions of the Company's internal audit department.

The audit committee is not responsible for conducting reviews of auditing or accounting procedures. Management of the Company has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process, including primary responsibility for establishing, maintaining and evaluating the effectiveness of internal control over financial reporting. The Company's independent auditors are responsible for auditing and reporting on the conformity of the Company's consolidated financial statements to accounting principles generally accepted in the United States. The independent auditors are also responsible for auditing and reporting on the effectiveness of the Company's internal control over financial reporting. The audit committee serves a board-level oversight role in which it provides advice, counsel and direction to management and the independent auditors on the basis of the information it receives, discussions with the independent auditors and the experience of the audit committee's members in business, financial and accounting matters.

In this context, the audit committee has prepared the following report on its activities and with respect to the Company's audited financial statements for the fiscal year ended December 30, 2008 (the "Audited Financial Statements").

- The audit committee met 15 times during the fiscal year 2008. The committee's meetings included private sessions with the Company's independent auditors and internal auditor, as well as executive sessions consisting of only committee members. The committee also met periodically in private sessions with the Company's Chief Financial Officer and the Company's General Counsel;
- The audit committee reviewed the scope, plans and results of the testing performed by the Company's internal auditors and independent auditors in their assessments of internal control over financial reporting;
- The audit committee reviewed the matters submitted to it via the confidential, anonymous reporting mechanisms regarding concerns about allegedly questionable financial, accounting or auditing matters;
- The audit committee reviewed with management, including the internal auditor and the General Counsel, and the independent auditors, the Company's practices with respect to risk assessment and risk management. The overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs were also reviewed;

- The audit committee reviewed and discussed the Company's Audited Financial Statements for the fiscal year 2008 with management;
- The audit committee discussed with KPMG LLP, the Company's independent auditors for the fiscal year 2008, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*;
- The audit committee received from the independent auditors the written disclosures regarding auditor independence and the letter required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), discussed with KPMG LLP its independence from the Company and management, and determined that KPMG LLP's provision of non-audit services to the Company was compatible with the auditors' independence;
- The audit committee reviewed the selection, application and disclosure of critical accounting policies;
- The audit committee reviewed the Company's earnings press releases;
- The audit committee reviewed the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K prior to filing with the SEC; and
- Based on the review and discussion referred to above, and in reliance thereon, the audit committee recommended to the Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2008, for filing with the SEC.

All members of the audit committee concur in this report.

Gregory N. Moore, Chair
James F. Parker
James R. Ramsey

Fees Paid to the Independent Auditors

We paid the following fees to KPMG LLP for fiscal years 2008 and 2007:

	2008	2007
Audit Fees	$557,500	$569,500
Audit-related Fees	2,500	13,500
Tax Fees	—	—
All Other Fees	—	—
	$560,000	$583,000

Audit Fees

KPMG LLP charged $557,500 and $569,500 in fiscal years 2008 and 2007, respectively, for professional services in connection with the audit of the Company's annual financial statements and its internal control over financial reporting and for the reviews of the Company's financial statements included in the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years shown.

Audit-related Fees

KPMG LLP charged $2,500 and $13,500 in fiscal years 2008 and 2007, respectively, for professional services related to reviews of specific restaurants' sales for licensing purposes.

Tax Fees

KPMG LLP did not perform any tax consulting services in fiscal years 2008 and 2007.

All Other Fees

KPMG LLP did not bill the Company for any fees for products and services rendered in fiscal years 2008 and 2007 other than those reported in the foregoing paragraphs.

Pre-approval Policies and Procedures

The audit committee pre-approved all audit, audit-related and permissible non-audit services provided to the Company by KPMG LLP before management engaged the auditors for those purposes. The policy of the committee is to review all engagement letters for accounting firms for non-audit services while allowing the Company to enter into the agreements, but to specifically pre-approve all services to be provided by the firm which performs the annual audit of the Company's financial statements and internal control over financial reporting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The audit committee's charter provides that the audit committee will review and approve any transactions between us and any of our executive officers, directors and 5% stockholders, or any members of their immediate families, in which the amount involved exceeds the threshold limits established by the regulations of the SEC. In reviewing a related-party transaction, the audit committee considers the material terms of the transaction, including whether the terms are generally available to an unaffiliated third party under similar circumstances. Except as specifically noted, the transactions described below were entered into prior to our IPO, and we were contractually obligated to perform under these agreements prior to the formation of the audit committee.

Grants of Franchise or License Rights

We have licensed or franchised restaurants to companies owned in part by the executive officers, directors and 5% stockholders listed below. The licensing or franchise fees paid by these companies to us range from 0.0% to 3.5% of restaurant sales.

Restaurant	Name and Ownership	Initial Franchise Fee	Royalty Rate	Fees Paid to Us in Fiscal 2008 ($ in thousands)
Billings, MT	W. Kent Taylor (55.0%) Scott M. Colosi (2.0%)	—	3.5%	150.4
Bossier City, LA	Steven L. Ortiz (66.0%)	—	3.5%	133.1
Brownsville, TX	G.J. Hart (60.62%) Steven L. Ortiz (30.3%)	—	3.5%	179.3
Everett, MA	W. Kent Taylor (59.0%)	—	3.5%	238.0
Fargo, ND	G.J. Hart (83.84%) Scott M. Colosi (5.05%)	—	3.5%	147.8
Longmont, CO	Steven L. Ortiz (47.5%)	—	3.5%	123.4
Melbourne, FL(1)	W. Kent Taylor (34.0%)	—	—	89.6
McKinney, TX	G.J. Hart (30.0%) Steven L. Ortiz (30.0%) Scott M. Colosi (2.0%)	—	3.5%	152.2
Muncie, IN(2)	W. Kent Taylor (11.48%)	—	$50,000 per year	50.0
New Berlin, WI	G.J. Hart (30.0%) Steven L. Ortiz (30.0%) Scott M. Colosi (2.0%)	—	3.5%	108.7
Omaha, NE	G.J. Hart (62.5%) Scott M. Colosi (10.0%)	—	3.5%	166.4
Port Arthur, TX	W. Kent Taylor (30.0%) G.J. Hart (30.0%) Steven L. Ortiz (30.5%) Scott M. Colosi (3.0%)	—	3.5%	190.6
Temple, TX	Steven L. Ortiz (78.0%)	—	3.5%	135.1
Wichita, KS	W. Kent Taylor (51.1%) Scott M. Colosi (4.0%)	—	3.5%	239.2

(1) Licensed restaurant which opened in September 1996. In lieu of royalties, the entity pays supervision fees.

(2) Licensed restaurant which opened in November 1996.

We have entered into a preliminary franchise agreement with a company which is 95% owned by W. Kent Taylor to develop a restaurant at a location which is to be determined. The terms of the preliminary franchise agreement provide for no initial franchise fees and royalties of 3.5% of restaurant sales. During 2008, we received no payment from this franchise restaurant, as none was due. The executive officers will not be granted any additional franchise rights.

The franchise agreements and preliminary franchise agreements that we have entered into with our executive officers, directors and 5% stockholders contain the same terms and conditions as those agreements that we enter into with our other franchisees, with the exception of the initial franchise fees and the royalty rates, which are currently $40,000 and 4.0%, respectively, for our other franchisees. With the exception of the Melbourne, FL and Muncie, IN licensed restaurants, we have the contractual right, but not the obligation, to acquire the restaurants owned by our executive officers, directors and 5% stockholders based on a pre-determined valuation formula which is the same as the formula contained in the franchise agreements that we have entered into with other franchisees with whom we have such rights. A preliminary agreement for a franchise may be terminated if the franchisee does not identify and obtain our approval of its restaurant management personnel, locate and obtain our approval of a suitable site for the restaurant or does not demonstrate to us that it has secured necessary capital and financing to develop the restaurant. Once a franchise agreement has been entered into, it may be terminated if the franchisee defaults in the performance of any of its obligations under the agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee dies, becomes disabled or becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant or misuses the Texas Roadhouse trademarks.

Other Related Transactions

The Longview, Texas restaurant, which was acquired by us in connection with the completion of our IPO, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease is for 15 years and will terminate in November 2014. The lease can be renewed for two additional periods of five years each. Rent is approximately $16,000 per month and will increase by 5% on the 11th anniversary date of the lease. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building or property or becomes insolvent. Total rent payments for 2008 were approximately $196,000.

The Bossier City, Louisiana restaurant, of which Steven L. Ortiz beneficially owns 66.0% and we own 5.0%, is leased from an entity owned by Mr. Ortiz. The lease is for 15 years and will terminate on March 31, 2020. The lease can be renewed for three additional periods of five years each. Rent is approximately $15,100 per month for the first five years of the lease and escalates 10% each five years during the term. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain insurance, abandons the property or becomes insolvent. The tenant's obligation to pay rent commenced in April 2005 and total rent payments for 2008 were approximately $181,000. The audit committee ratified this transaction in February 2005 after considering market rentals of comparable land and building leases and considering our limited ownership interest. Additionally, the audit committee requested that we attempt to purchase the land and building from Mr. Ortiz' entity in the event the restaurant is ever acquired by us.

We entered into real estate lease agreements for franchise restaurants located in Everett, MA, of which W. Kent Taylor beneficially owns 59.0%, Longmont, CO, of which Steven L. Ortiz owns 47.5%, and Fargo, ND, of which G.J. Hart owns 83.84% and Scott M. Colosi owns 5.05%, before our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but we remain contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014, the Everett lease expires in February 2018 and the Fargo lease expires in July 2016.

STOCKHOLDER PROPOSALS

Under Rule 14a-8 promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), stockholders may present proposals to be included in the Company proxy statement for consideration at the next annual meeting of its stockholders by submitting their proposals to the Company in a timely manner. Any such proposal must comply with Rule 14a-8.

The Company's by-laws, copies of which are available from the Company's Corporate Secretary, require stockholders who intend to propose business for consideration by stockholders at the 2010 Annual Meeting, other than stockholder proposals that are included in the proxy statement, to deliver written notice to the principal executive offices of the Company on or before December 11, 2009. This notice must include a description of the business desired to be brought before the annual meeting, the name and address of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the business is being brought, the class, series and number of shares of the Company which are beneficially owned by the stockholder and such other beneficial owner and any material interest of the stockholder and such other beneficial owner in such business. Similar requirements are set forth in the Company's by-laws with respect to stockholders desiring to nominate candidates for election as director. If a stockholder submitting a matter to be raised at the Company's next annual meeting or a candidate for election as director desires that such matter or candidate be included in the Company's proxy statement, such matter or candidate must be submitted to the Company no later than December 11, 2009.

The rules of the SEC set forth standards for what stockholder proposals the Company is required to include in a proxy statement for an annual meeting.

STOCKHOLDERS' COMMUNICATIONS WITH THE BOARD

Stockholders that want to communicate in writing with the Board, or specified directors individually, may send proposed communications to the Company's Corporate Secretary, Sheila C. Brown, at 6040 Dutchmans Lane, Suite 200, Louisville, Kentucky 40205. The proposed communication will be reviewed by the audit committee and the General Counsel. If the communication is appropriate and serves to advance or improve the Company or its performance, contains no objectionable material or language, is not unreasonable in length, and is directly applicable to the business of the Company, it is expected that the communication will receive favorable consideration for presentation to the Board or appropriate director(s).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of stock ownership and reports of changes in stock ownership and to provide the Company with copies of all such filed forms. Based solely on its review of such copies or written representations from reporting persons, the Company believes that all reports were filed on a timely basis during the fiscal year ended December 30, 2008.

FORM 10-K

The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2008, accompanies this proxy statement. The Company's Annual Report does not form any part of the material for solicitation of proxies.

Any stockholder who wishes to obtain, without charge, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2008, which includes financial statements, and is required to be filed with the SEC, may access it at *www.texasroadhouse.com* in the Investors section or may send a written request to Sheila C. Brown, Corporate Secretary, Texas Roadhouse, Inc., 6040 Dutchmans Lane, Suite 200, Louisville, Kentucky 40205.

OTHER BUSINESS

The Board is not aware of any other matters to be presented at the Annual Meeting other than those set forth herein and routine matters incident to the conduct of the meeting. If any other matters should properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy, or their substitutes, intend to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

Sheila C. Brown
Corporate Secretary

Louisville, Kentucky
April 10, 2009

Please vote your shares through any of the methods described on the proxy card as promptly as possible, whether or not you plan to attend the Annual Meeting in person. If you do attend the Annual Meeting, you may still vote in person, since the proxy may be revoked at any time before its exercise by delivering a written revocation of the proxy to the Company's Corporate Secretary.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Texas Roadhouse, Inc.
(Exact name of registrant specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**000-50972** (Commission File Number)	**20-1083890** (IRS Employer Identification Number)

6040 Dutchmans Lane, Suite 200
Louisville, Kentucky 40205
(Address of principal executive offices) (Zip Code)

(502) 426-9984
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, par value $0.001 per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒.

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended June 24, 2008 was $472,875,650 based on the closing stock price of $9.27. Shares of voting stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The registrant has no shares of non-voting common stock authorized or outstanding. The market value calculation was determined using the closing stock price of our Class A common stock on the Nasdaq Global Select Market.

The number of shares of Class A and Class B common stock outstanding were 64,221,785 and 5,265,376, respectively, on February 20, 2009.

Portions of the registrant's definitive Proxy Statement for the registrant's 2009 Annual Meeting of Stockholders, which is expected to be filed pursuant to Regulation 14A within 120 days of the registrant's fiscal year ended December 30, 2008, are incorporated by reference into Part III of the Form 10-K. With the exception of the portions of the Proxy Statement expressly incorporated by reference, such document shall not be deemed filed with this Form 10-K.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements about future events and expectations that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed under "Risk Factors" elsewhere in this report, factors that could contribute to these differences include, but are not limited to:

- our ability to raise capital in the future;
- our ability to successfully execute our growth strategy;
- our ability to successfully open new restaurants, acquire franchise restaurants or execute other strategic transactions;
- our ability to integrate the franchise or other restaurants which we acquire or develop;
- the continued service of key management personnel;
- health concerns about our food products;
- our ability to attract, motivate and retain qualified employees;
- the impact of federal, state or local government regulations relating to our employees or production and the sale of food and alcoholic beverages;
- the impact of litigation;
- the cost of our principal food products;
- labor shortages or increased labor costs;
- inflationary increases in the costs of construction and real estate;
- changes in consumer preferences and demographic trends;
- increasing competition in the restaurant industry;
- our ability to successfully expand into new domestic and international markets;
- the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;
- negative publicity regarding food safety, health concerns and other food or beverage related matters;
- our franchisees' adherence to our practices, policies and procedures;
- potential fluctuation in our quarterly operating results due to seasonality and other factors;
- supply and delivery shortages or interruptions;
- inadequate protection of our intellectual property;
- volatility of actuarially determined insurance losses and loss estimates;
- adoption of new, or changes in existing, accounting policies and practices;

- adverse weather conditions which impact guest traffic at our restaurants; and
- adverse economic conditions.

The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1—BUSINESS

Texas Roadhouse, Inc. ("Texas Roadhouse" or the "Company") was incorporated under the laws of the state of Delaware in 2004. From April 1, 1997 through October 8, 2004, the business of the Company was conducted by Texas Roadhouse Holdings LLC ("Holdings") and its affiliates. On October 8, 2004, Holdings and its wholly-owned and majority-owned affiliates completed a reorganization and initial public offering. In connection with the reorganization and public offering, Holdings became a subsidiary of the Company. The principal executive office is located in Louisville, Kentucky.

General Development of Business

Texas Roadhouse is a growing, moderately priced, full-service, casual dining restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service®." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of December 30, 2008, there were 314 Texas Roadhouse restaurants operating in 46 states. We owned and operated 245 restaurants in 43 states and franchised and licensed an additional 69 restaurants in 23 states.

Over the past five years, the total number of Texas Roadhouse company and franchise restaurants increased from 162 restaurants as of the end of 2003 to 314 restaurants as of the end of 2008, representing a 14.2% compounded annual growth rate. Over the same period, our revenue increased from $286.5 million to $880.5 million, our income from operations increased from $34.3 million to $62.0 million, and our net income increased from $23.1 million to $38.2 million, representing compounded annual growth rates of 25.2%, 12.6% and 10.5%, respectively.

Financial Information about Operating Segments

As of December 30, 2008, we operated 245 Texas Roadhouse restaurants, each as a single operating segment, and franchised and licensed an additional 69 restaurants. The restaurants operate exclusively in the U.S. within the casual dining segment of the restaurant industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. We consider our restaurant and franchising operations as similar and have aggregated them into a single reportable segment.

Narrative Description of Business

Texas Roadhouse is a full-service, casual dining restaurant chain. We offer an assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked to order over open gas-fired grills. In addition to steaks, we also offer our guests a selection of ribs, fish, seafood, chicken, pork chops, pulled pork and vegetable plates, and an assortment of hamburgers, salads and sandwiches. The majority of our entrées include two made-from-scratch side items, and we offer all our guests a free unlimited supply of roasted in-shell peanuts and made-from-scratch yeast rolls.

The operating strategy that underlies the growth of our concept is built on the following key components:

- *Offering high quality, freshly prepared food.* We place a great deal of emphasis on ensuring our guests receive high quality, freshly prepared food. We have developed proprietary recipes to provide consistency in quality and taste throughout all restaurants. We expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, appearance and presentation. In addition, we employ a team of product coaches whose function is to provide continual, hands-on training and education to our kitchen staff for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size.

- *Offering performance-based manager compensation.* We offer a performance-based compensation program to our restaurant managers and area managers, who are called "managing partners" and "market partners," respectively. Each of these partners earns a base salary plus a performance bonus, which represents a percentage of their respective restaurant's pre-tax net income. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced and highly motivated managing and market partners.
- *Focusing on dinner.* In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays. By focusing on dinner, our restaurant teams have to prepare for and manage only one shift per day during the week. We believe this allows our restaurant teams to offer higher quality, more consistent food and service to our guests. We believe the dinner focus provides a better "quality-of-life" for our management teams and, therefore, is a key ingredient in attracting and retaining talented and experienced management personnel. We also focus on keeping our table-to-server ratios low to allow our servers to truly focus on their guests and serve their needs in a personal, individualized manner.
- *Offering attractive price points.* We offer our food and beverages at moderate price points that are as low as or lower than those offered by many of our competitors. Within each menu category, we offer a choice of several price points with the goal of fulfilling each guest's budget and value expectations. For example, our steak entrées, which include the choice of two side items, generally range from $8.99 for our 6-ounce sirloin to $20.99 for our 18-ounce T-bone. The per guest average check for the restaurants we owned and operated in 2008 was approximately $14.68. Per person average check represents restaurant sales divided by the number of guests served. We considered each sale of an entrée to be a single guest served. Our per guest average check is highly influenced by our weekday dinner only focus.
- *Creating a fun and comfortable atmosphere.* We believe the atmosphere we establish in our restaurants is a key component for fostering repeat business. Our restaurants feature a rustic southwestern lodge décor accentuated with hand-painted murals, neon signs, and southwestern prints, rugs and artifacts. Additionally, we offer jukeboxes, which continuously play upbeat country hits, and in-house entertainment such as line dancing and birthday celebrations.

Unit Prototype and Economics

We designed our prototype Texas Roadhouse restaurant to provide a relaxed atmosphere and maximize restaurant sales. The Texas Roadhouse prototypical restaurant consists of a freestanding building with approximately 6,300 to 7,200 square feet of space constructed on sites of approximately 1.7 to 2.0 acres, with seating at approximately 56 tables for a total of 239 guests, including 15 bar seats, and parking for approximately 150 automobiles. Our current prototype is adaptable to in-line and end cap locations such as spaces within an enclosed mall or a shopping center.

The total cash cost of developing the current prototype Texas Roadhouse restaurant in which we lease the land is approximately $2.5 million to $3.8 million including pre-opening costs or $2.1 to $3.4 million excluding pre-opening costs. This cost includes approximately $1.2 million to $2.5 million for building and site construction, approximately $0.9 million for furniture, fixtures, signage and equipment and approximately $0.4 million for pre-opening costs. When we own the land, the total cash cost of developing our prototype restaurant is between $3.2 to $5.3 million including pre-opening costs or $2.8 to $4.9 million excluding pre-opening costs. This cost includes approximately $0.7 million to $1.5 million for land. As of December 30, 2008, we leased 131 properties and owned 114 properties.

While our fiscal year ended on December 30, 2008 included 53 weeks, our 2008 average unit volume on a 52 week basis was $3.8 million. The time required for a new restaurant to reach a steady level of cash flow is approximately three to six months.

Site Selection

We continue to develop and refine our site selection process. In analyzing each prospective site, management devotes significant time and resources to the evaluation of local market demographics, population density, household income levels and site-specific characteristics such as visibility, accessibility, traffic generators, proximity of other retail activities, traffic counts and parking. Our management works actively with real estate brokers in target markets to select high quality sites and to maintain and regularly update our database of potential sites. Management typically requires three to six months to locate, approve and control a restaurant site and typically four to eight additional months to obtain necessary permits. Upon receipt of permits, it requires approximately four months to construct, equip and open a restaurant.

Existing Restaurant Locations

As of December 30, 2008, we had 245 company restaurants and 69 franchise restaurants in 46 states as shown in the chart below.

	Number of Restaurants		
	Company	Franchise	Total
Alabama	4	—	4
Arizona	10	—	10
Arkansas	1	—	1
California	—	3	3
Colorado	12	1	13
Connecticut	2	—	2
Delaware	2	1	3
Florida	5	4	9
Georgia	2	7	9
Idaho	3	—	3
Illinois	6	2	8
Indiana	11	8	19
Iowa	6	—	6
Kansas	2	1	3
Kentucky	7	2	9
Louisiana	5	1	6
Maine	2	—	2
Maryland	2	4	6
Massachusetts	6	1	7
Michigan	8	3	11
Minnesota	1	—	1
Mississippi	1	—	1
Missouri	6	—	6
Montana	—	1	1
Nebraska	2	1	3
Nevada	1	—	1
New Hampshire	2	—	2
New Jersey	1	—	1
New Mexico	2	—	2

	Number of Restaurants		
	Company	Franchise	Total
New York	5	—	5
North Carolina	13	—	13
North Dakota	2	1	3
Ohio	16	4	20
Oklahoma	5	—	5
Pennsylvania	14	5	19
Rhode Island	2	—	2
South Carolina	—	6	6
South Dakota	1	—	1
Tennessee	9	4	13
Texas	44	4	48
Utah	5	—	5
Vermont	1	—	1
Virginia	7	—	7
West Virginia	1	2	3
Wisconsin	7	3	10
Wyoming	1	—	1
Total	245	69	314

Food

Menu. Texas Roadhouse restaurants offer a wide variety of menu items at attractive prices that are designed to appeal to a broad range of consumer tastes. Our dinner entrée prices generally range from $7.99 to $20.99. We offer a broad assortment of specially seasoned and aged steaks, including 6, 8, 11 and 16 oz. Sirloins; 10, 12 and 16 oz. Rib-eyes; 6 and 8 oz. Filets; Prime Rib; and T-Bones, most of which are hand-cut daily on the premises and cooked over open gas-fired grills. We also offer our guests a selection of fish, seafood, chicken, pork chops, ribs, pulled pork and vegetable plates, and an assortment of hamburgers, salads and sandwiches. Entrée prices include made-from-scratch yeast rolls and most include two of the following made-from-scratch sides: baked potato, sweet potato, steak fries, mashed potatoes, house or Caesar salad, green beans, chili, seasoned rice, baked beans and steamed vegetables. Our menu allows guests to customize their meals by ordering steaks that are "smothered" either in cheese, onions, gravy or mushrooms and baked potatoes "loaded" with cheese and bacon. Other menu items include specialty appetizers such as the "Cactus Blossom®" and "Chicken Critters®" (chicken tenders). We also provide a "12 & Under" menu for children that includes a sirloin steak, rib basket, Jr. Chicken Critters, cheeseburger, hot dog and macaroni and cheese, all served with a beverage at prices generally between $2.99 and $7.99.

Most of our restaurants feature a full bar that offers an extensive selection of draft and bottled beer. Managing partners are encouraged to tailor their beer selection to include regional brands and microbrews. We serve a selection of major brands of liquor and wine as well as frozen margaritas. Alcoholic beverages accounted for 11.2% of restaurant sales at Texas Roadhouse in fiscal 2008.

We have maintained a consistent menu over time, with a selection of approximately 60 menu items. We continually review our menu to consider enhancements to existing menu items or the introduction of new items. We change our menu only after guest feedback and an extensive study of the operational and economic implications. To maintain our high levels of food quality and service, we generally remove one menu item for every new menu item introduced so as to facilitate our ability to execute high quality meals on a focused range of menu items.

Food Quality and Safety. We are committed to serving a varied menu of high-quality, great tasting food items with an emphasis on freshness. We have developed proprietary recipes to ensure consistency in quality and taste throughout all restaurants and provide a unique flavor experience to our guests. At each restaurant, a fully trained meat cutter hand cuts our steaks and other restaurant team members prepare all side items and yeast rolls from scratch in the restaurants daily. We assign individual kitchen employees to the preparation of designated food items in order to focus on quality, consistency and speed. Additionally, we expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, appearance and presentation.

We employ a team of product coaches whose function is to provide continual, hands-on training and education to the kitchen staff in all Texas Roadhouse restaurants for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size. The team currently consists of over 30 product coaches, supporting all restaurants system-wide.

Food safety is of utmost importance to Texas Roadhouse. We currently employ several programs to ensure adherence to proper food preparation procedures and food safety standards. Texas Roadhouse has a Food Safety coordinator whose function, in conjunction with our product coaches, is to develop, enforce and maintain programs designed to ensure strict adherence to food safety guidelines. Where required, food items purchased from qualified vendors have been inspected by reputable, outside inspection services confirming that the vendor is compliant with FDA and USDA guidelines.

Each product coach is required to perform a sanitation audit on two restaurants each month and these results are reviewed by various members of operations and management. To reinforce the importance of food safety, Texas Roadhouse has printed all HAACP (Hazard Analysis and Critical Points) in bold type on each recipe. In addition, most of our product coaches have obtained or are in the process of obtaining their food safety professional designation.

Purchasing. Our purchasing philosophy is designed to consistently supply fresh, quality products to the restaurants at competitive prices while maximizing operating efficiencies. We negotiate directly with suppliers for substantially all food and beverage products to ensure consistent quality and freshness and obtain competitive prices. Certain products, such as dairy products and select produce, are purchased locally to assure freshness.

Food and supplies are ordered by, and shipped directly to, the restaurants, as we do not maintain a central product warehouse or commissary. Most food products used in the operation of our restaurants are distributed to individual restaurants through an independent national distribution company. We strive to qualify more than one supplier for all key food items and believe that beef of comparable quality as well as all other essential food and beverage products are available, upon short notice, from alternative qualified suppliers.

Service

Guest Satisfaction. Through the use of guest surveys, our website "texasroadhouse.com," a toll-free guest response telephone line and personal interaction in the restaurant, we receive valuable feedback from guests. Additionally, we employ an outside service to administer a "Secret Shopper" program whereby trained individuals periodically dine and comprehensively evaluate the guest experience at each of our restaurants. Particular attention is given to food and service quality, cleanliness, staff attitude and teamwork, and manager visibility and interaction. The resulting reports are used for follow up training feedback to both staff and management.

Atmosphere. The atmosphere of Texas Roadhouse restaurants is intended to appeal to broad segments of the population, children, families, couples, adults and business persons. Substantially all

Texas Roadhouse restaurants are of our prototype design, reflecting a rustic southwestern lodge atmosphere, featuring an exterior of rough-hewn cedar siding and corrugated metal. The interiors feature pine floors and stained concrete and are decorated with hand-painted murals, neon signs, southwestern prints, rugs and artifacts. The restaurants contain jukeboxes that continuously play upbeat country hits. Guests may also view a display-cooking grill and a meat cooler displaying fresh cut steaks, and may wait for seating in either a spacious, comfortable waiting area or a southwestern style bar. While waiting for a table, guests can enjoy complimentary roasted in-shell peanuts and watch as cooks prepare steaks and other entrées on the gas-fired grills. Immediately upon being seated at a table, guests can enjoy made-from-scratch yeast rolls along with roasted in-shell peanuts.

People

Management and Employees. Each of our restaurants is generally staffed with one managing partner, one kitchen manager and one service manager, and, in many cases, one or more additional assistant managers and/or key employees. The managing partner of each restaurant has primary responsibility for the day-to-day operations of the entire restaurant and is responsible for maintaining the standards of quality and performance established by us. We use market partners to supervise the operation of our restaurants including the continuing development of each restaurant's management team. Generally, each market partner has supervisory responsibilities for six to 15 restaurants. Through regular visits to the restaurants, the market partners ensure adherence to all aspects of our concept, strategy and standards of quality. To further assure adherence to our standards of quality and to achieve uniform execution throughout the system, we employ product coaches who regularly visit the restaurants to assist in training of both new and existing employees and to grade food quality. The attentive service and high quality food, which results from each restaurant having a managing partner, two to three managers and the hands-on assistance of a product coach, are critical to our success.

Training and Development. All restaurant employees are required to complete varying degrees of training before and during employment. Our detailed training program emphasizes our operating strategy, procedures and standards and is conducted individually at Texas Roadhouse restaurants and in groups in Louisville, Kentucky.

Our managing and market partners are generally required to have significant experience in the full-service restaurant industry and are generally hired at a minimum four to 12 months before their placement in a new or existing restaurant to allow time to fully train in all aspects of restaurant operations. All managing partners, kitchen and service managers and other management team members are required to complete a comprehensive training program of up to 16 weeks, which includes training for every position in the restaurant. Trainees are validated at pre-determined points during their training by either the market partner, product coach or a training manager.

A number of our restaurants have been certified as training centers by our training department. This certification confirms that the training center adheres to established operating procedures and guidelines. Additionally, most restaurants are staffed with training coordinators responsible for ongoing daily training needs.

For new restaurant openings, a full team of designated trainers, each specializing in a specific restaurant position, is deployed to the restaurant at least ten days before opening. Formal employee training begins seven days before opening, and follows a uniform, comprehensive training course as directed by a training manager.

Marketing

Our marketing strategy aims to promote the Texas Roadhouse brand, while retaining a localized focus, to:

- increase comparable restaurant sales by attracting new guests to our restaurants and increase the frequency of visits by our current guests;
- support new restaurant openings to achieve restaurant sales and operating margin goals; and
- communicate and promote our brand's food quality, the guest experience and value.

We accomplish these objectives through three major initiatives.

In-restaurant Marketing. A significant portion of our marketing fund is spent in communicating with our guests while they are in our restaurants through point of purchase materials. We believe special promotions such as Valentine's Day and Mother's Day drive significant repeat business. Also, our eight week holiday gift card campaign is one of our most significant promotions. In addition, our mascot, "Andy Armadillo®", provides our guests with a familiar and easily identifiable face.

Local Restaurant Area Marketing. Given our strategy to be a neighborhood destination, local area marketing is integral in developing brand awareness in each market. To enhance our visibility in new markets, we deliver free food to local businesses in connection with new restaurant openings. Managing partners are encouraged to participate in creative community-based marketing, such as hosting local radio or television programs. We also engage in a variety of promotional activities, such as contributing time, money and complimentary meals to charitable, civic and cultural programs. For instance, our involvement with the Special Olympics, a local Little League baseball team, a local church or the Armed Forces, shows our "Legendary Care, Concern and Support" for our communities. We leverage the corresponding recognition in our public relations and marketing efforts to communicate our corporate values and mission statement to our guests. We employ marketing coordinators at the restaurant and market level to develop and execute the majority of the local marketing strategies.

Advertising. Although our restaurant concept is not media driven, to build brand awareness we spend a limited amount of our marketing dollars on various advertising channels, including billboard, print, radio and television. These advertisements are designed to reflect "Legendary Food, Legendary Service®" as well as our fun and welcoming restaurant environment.

Restaurant Franchise Arrangements

Franchise Restaurants. As of December 30, 2008, we had 18 franchisees that operated 69 restaurants in 23 states. Franchise rights are granted for specific restaurants, and we have not granted any rights to develop a territory. Approximately 75% of our franchise restaurants are operated by eight franchisees. No franchisee operates more than 15 restaurants.

Our standard franchise agreement has a term of ten years with two renewal options for an additional five years each if certain conditions are satisfied. Our current form of franchise agreement requires the franchisee to pay a royalty fee of 4.0% of gross sales. The royalty fee varies depending on when the agreements were entered into and range from 2.0% of gross sales to the current 4.0% fee. We may, at our discretion, waive or reduce the royalty fee on a temporary or permanent basis. "Gross sales" means the total selling price of all services and products related to the restaurant. Gross sales do not include:

- employee discounts or other discounts;
- tips or gratuities paid directly to employees by guests;
- any federal, state, municipal or other sales, value added or retailer's excise taxes; or

• adjustments for net returns on salable goods and discounts allowed to guests on sales.

Franchisees are currently required to pay 0.3% of gross sales to a national advertising and marketing fund for the development of advertising materials, system-wide promotions and related marketing efforts. We have the ability under our agreements to increase the required national advertising and marketing fund contribution up to 2.5% of gross sales. We may also charge a marketing fee of 0.5% of gross sales, which we may use for market research and to develop system-wide promotional and advertising materials. A franchisee's total required advertising contribution or spending will not be more than 3.0% of gross sales.

A franchise agreement may be terminated if the franchisee defaults in the performance of any of its obligations under the franchise agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee dies, becomes disabled or becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant, or misuses the Texas Roadhouse trademarks.

Our standard franchise agreement gives us the right, but not the obligation, to compel a franchisee to transfer its assets to us in exchange for shares of our stock, or to convert its equity interests into shares of our stock. The amount of shares that a franchisee would receive is based on a formula that is included in the franchise agreement.

Franchise Compliance Assurance. We have instituted a comprehensive system to ensure compliance with our systems and standards, both during the development and operating of franchise restaurants. After a preliminary franchise agreement is signed, we actively work with and monitor our franchisees to ensure successful franchise operations as well as compliance with the Texas Roadhouse standards and procedures. During the restaurant development phase, we approve the selection of restaurant sites and make available copies of our prototype building plans to franchisees. In addition, we ensure that the building is in compliance with our standards. We provide training to the managing partner and up to three other managers of a franchisee's first restaurant. We also provide trainers for a period of 12 to 15 days to assist in the opening of every franchise restaurant. Finally, on an ongoing basis, we conduct reviews on all franchise restaurants to determine their level of effectiveness in executing our concept at a variety of operational levels. Our franchisees are required to follow the same standards and procedures regarding equipment, food purchases and food preparation as we maintain in our company restaurants. Reviews are conducted by seasoned operations teams, and focus on key areas including health, safety and execution proficiency.

To continuously improve our communications with franchisees and the consistency of the brand, we maintain a business development council that includes representatives of our franchisees, company operations personnel and vendors. The council's functions are advisory. Its members review and comment on proposed advertising campaigns and materials and budget expenditures, as well as operational initiatives.

Management Services. We provide management services to 20 of the franchise restaurants in which we or our founder have an ownership interest. Such management services include accounting, operational supervision, human resources, training, and food, beverage and equipment consulting for which we receive monthly fees of up to 2.5% of gross sales. We also make available to these restaurants certain legal services through outside sources on a pass-through cost basis. We also provide restaurant employees on a pass-through cost basis to three franchise restaurants in which we or our founder have an ownership interest. In addition, we receive a monthly fee from six franchise restaurants for providing payroll and accounting services.

Management Information Systems and Restaurant Reporting

All of our company restaurants utilize computerized management information systems, which are designed to improve operating efficiencies, provide restaurant and Support Center management with timely access to financial and operating data and reduce administrative time and expense. With our current information systems, we have the ability to query, report and analyze this intelligent data on a daily, weekly, period, quarter and year-to-date basis and beyond, on a company-wide, regional or individual restaurant basis. Together, this enables us to closely monitor sales, food and beverage costs and labor and operating expenses at each of our restaurants. We have a number of systems and reports that provide comparative information that enables both restaurant and Support Center management to supervise the financial and operational performance of our restaurants and to recognize and understand trends in the business. Our accounting department uses a standard, integrated system to prepare monthly profit and loss statements, which provide a detailed analysis of sales and costs, and which are compared both to the restaurant-prepared reports and to prior periods. We have satellite technology at the restaurant level, which serves as a high-speed, secure communication link between the restaurants and our Support Center as well as our credit and gift card processor.

Competition

According to the National Restaurant Association, or NRA, restaurant industry sales in 2009 will represent approximately 4% of the United States' gross domestic product. The NRA also forecasts that restaurant industry sales will reach $566 billion in 2009 and will encompass approximately 945,000 restaurants.

Competition in the restaurant industry is intense. Texas Roadhouse restaurants compete with mid-priced, full-service, casual dining restaurants primarily on the basis of taste, quality and price of the food offered, service, atmosphere, location and overall dining experience. Our competitors include a large and diverse group of restaurants that range from independent local operators to well-capitalized national restaurant chains. Although we believe that we compete favorably with respect to each of the above factors, other restaurants operate with concepts that compete for the same casual dining guests as we do, with the number of casual dining restaurants emphasizing steaks increasing in recent years. We also compete with other restaurants and retail establishments for quality site locations and restaurant-level employees.

Trademarks

Our registered trademarks and service marks include, among others, the marks "Texas Roadhouse®" and our stylized logo. We have registered all of our significant marks with the United States Patent and Trademark Office. We have registered or have registrations pending for our most significant trademarks and service marks in 20 foreign jurisdictions including the European Union. To better protect our brand, we have also registered the Internet domain name "www.texasroadhouse.com." We believe that our trademarks, service marks, and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concept.

Government Regulation

We are subject to a variety of federal, state and local laws. Each of our restaurants is subject to permitting, licensing and regulation by a number of government authorities relating to alcoholic beverage control, health, safety, sanitation, building and fire codes, and to compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

In 2008, the sale of alcoholic beverages accounted for 11.2% of our restaurant sales. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect numerous aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

The failure of a restaurant to obtain or retain liquor or food service licenses would have a material adverse effect on the restaurant's operations. To reduce this risk, each company restaurant is operated in accordance with procedures intended to assure compliance with applicable codes and regulations.

We are subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, as well as excess umbrella coverage of $100.0 million, with a $10,000 deductible for the first $25.0 million of excess coverage.

Our restaurant operations are also subject to federal and state laws governing such matters as the minimum hourly wage, minimum tipped wage, unemployment tax rates, sales tax and similar matters, over which we have no control. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage (which currently is $6.55 per hour) or federal tipped wage (which currently is $2.13 per hour). In addition, numerous states in which we operate have passed legislation governing the applicable state minimum hourly and/or tipped wage. Further planned and unplanned increases in federal and/or state minimum hourly and tipped wages will increase our labor costs.

Seasonality

Our business is subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter months of each year.

Employees

As of December 30, 2008, we employed approximately 28,000 people, of whom 328 were executive and administrative personnel, 1,031 were restaurant management personnel and the remainder were hourly restaurant personnel. Many of our hourly restaurant employees work part-time. None of our employees are covered by a collective bargaining agreement.

Executive Officers of the Company

Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers:

Name	Age	Position
W. Kent Taylor	53	Chairman of the Company, Director
G.J. Hart	51	President, Chief Executive Officer, Director
Steven L. Ortiz	51	Chief Operating Officer
Scott M. Colosi	44	Chief Financial Officer
Sheila C. Brown	56	General Counsel, Corporate Secretary

W. Kent Taylor. Mr. Taylor is our founder and was, until the completion of our initial public offering, Chief Executive Officer. Upon the completion of the initial public offering, Mr. Taylor became Chairman of the Company, an executive position. Before his founding of our concept, Mr. Taylor founded and co-owned Buckhead Bar and Grill in Louisville, Kentucky. Mr. Taylor has over 25 years of experience in the restaurant industry.

G.J. Hart. Mr. Hart has served as our President since May 15, 2000. Upon the completion of the initial public offering, Mr. Hart became President and Chief Executive Officer. From October 1995 until May 2000, Mr. Hart was President of Al Copeland Investments in Metairie, Louisiana, a privately held business consisting of four restaurant concepts, hotels, gaming, entertainment and food processing operations. From June 1991 to September 1995, Mr. Hart was President of TriFoods International, Inc., a producer of prepared food products. Mr. Hart has over 25 years of experience in the food industry.

Steven L. Ortiz. Mr. Ortiz has served as our Executive Vice President of Operations since May 2001. Upon the completion of the initial public offering, Mr. Ortiz became Chief Operating Officer. Mr. Ortiz joined our company in 1996 as a Market Partner in which capacity he was responsible for developing and starting new Texas Roadhouse restaurants in Texas. From 1982 to 1996, Mr. Ortiz was employed by Bennigan's Restaurants in various capacities, including General Manager, Area Director and Regional Vice President. Mr. Ortiz has over 25 years of experience in the restaurant industry.

Scott M. Colosi. Mr. Colosi has served as our Chief Financial Officer since September 2002. From 1992 until September 2002, Mr. Colosi was employed by YUM! Brands, Inc., owner of the A&W, KFC, Pizza Hut, Long John Silver's and Taco Bell brands. During this time, Mr. Colosi served in various financial positions and, immediately prior to joining us, was Director of Investor Relations. Mr. Colosi has over 20 years of experience in the restaurant industry.

Sheila C. Brown. Ms. Brown has served as our General Counsel and Secretary since November 2001. From August 2000 to November 2001, Ms. Brown was our Director of Property Acquisition and, from September 1998 to August 2000, Development Coordinator, in which capacity Ms. Brown was responsible for our real estate development activities. Ms. Brown has over 25 years of experience in the restaurant industry.

Website Access To Reports

We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, available, free of charge on or through the Internet website, *www.texasroadhouse.com*, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS

From time to time in annual reports and oral statements, and in this Annual Report on Form 10-K, we present statements about future events and expectations that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. Risks and uncertainties that could cause actual results to differ materially include, but are not limited to, those discussed below.

Risks Related to Our Business

If we fail to manage our growth effectively, it could harm our business.

Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to continue growing in the future. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure. If we are unable to manage our growth effectively, our business and operating results could be materially adversely impacted.

You should not rely on past increases in our average unit volumes or our comparable restaurant sales as an indication of our future results of operations because they may fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our average unit volumes and comparable restaurant sales, including, among other factors:

- our ability to execute our business strategy effectively;
- unusually strong initial sales performance by new restaurants;
- competition;
- weather and acts of God;
- consumer trends;
- introduction of new menu items; and
- general regional, national and global economic conditions.

Our average unit volumes and comparable restaurant sales may not increase at rates achieved over the past several years. Changes in our average unit volumes and comparable restaurant sales could cause the price of our Class A common stock to fluctuate substantially.

Our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, is subject to many factors, some of which are beyond our control.

Our objective is to grow our business and increase stockholder value by (1) expanding our base of company restaurants (and, to a lesser extent, franchise restaurants) that are profitable and (2) increasing sales and profits at existing restaurants. While both these methods of achieving our objective are important to us, historically the most significant means of achieving our objective has been through opening new restaurants and operating these restaurants on a profitable basis. We expect this to continue to be the case in the future.

We cannot assure you that we will be able to open new restaurants in accordance with our expansion plans. We have experienced delays in opening some of our restaurants in the past and may experience delays in the future. Delays or failures in opening new restaurants could materially adversely affect our growth strategy. One of our biggest challenges in executing our growth strategy is locating and securing an adequate supply of suitable new restaurant sites. Competition for suitable restaurant sites in our target markets is intense and we cannot assure you that we will be able to find sufficient suitable locations, or suitable purchase or lease terms, for our planned expansion in any future period. Our ability to open new restaurants will also depend on numerous other factors, some of which are beyond our control, including, but not limited to, the following:

- our ability to hire, train and retain qualified operating personnel, especially market partners and managing partners;
- the availability of construction materials and labor;
- our ability to control construction and development costs of new restaurants;
- our ability to secure required governmental approvals and permits in a timely manner, or at all;
- our ability to secure liquor licenses;
- general economic conditions;
- the cost and availability of capital to fund construction costs and pre-opening expenses; and
- weather and acts of God.

Once opened, we anticipate that our new restaurants will generally take several months to reach planned operating levels due to start-up inefficiencies typically associated with new restaurants. We cannot assure you that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants. Our ability to operate new restaurants profitably will depend on numerous factors, including those discussed above impacting our average unit volumes and comparable restaurant sales, some of which are beyond our control, including, but not limited to, the following:

- competition;
- consumer acceptance of our restaurants in new domestic or international markets;
- the ability of the market partner and the managing partner to execute our business strategy at the new restaurant;
- general regional, national and global economic conditions;
- changes in government regulation;
- road construction and other factors limiting access to the restaurant; and
- weather and acts of God.

Our failure to successfully open new restaurants that are profitable in accordance with our growth strategy could harm our business and future prospects.

Our franchisees could take actions that could harm our business.

Our franchisees are contractually obligated to operate their restaurants in accordance with Texas Roadhouse standards. We also provide training and support to franchisees. However, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Texas Roadhouse image and reputation could be harmed, which in turn could adversely affect our business and operating results.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

- the timing of new restaurant openings and related expenses;
- restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;
- labor availability and costs for hourly and management personnel including mandated changes in federal and/or state minimum and tip wage rates or health benefits;
- profitability of our restaurants, especially in new markets;
- changes in interest rates;
- increases and decreases in average unit volumes and comparable restaurant sales;
- impairment of long-lived assets, including goodwill, and any loss on restaurant closures;
- general economic conditions, globally, nationally and locally;
- negative publicity relating to the consumption of beef or other products we serve;
- changes in consumer preferences and competitive conditions;
- expansion to new domestic or international markets;
- adverse weather conditions which impact guest traffic at our restaurants;
- increases in infrastructure costs;
- fluctuations in commodity prices;
- competitive actions; and
- weather and acts of God;

Our business is also subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter months of each year. As a result, our quarterly operating results and comparable restaurant sales may fluctuate as a result of seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our Class A common stock would likely decrease.

If we lose the services of any of our key management personnel, our business could suffer.

Our future success significantly depends on the continued services and performance of our key management personnel, particularly G.J. Hart, our president and chief executive officer; Scott M. Colosi, our chief financial officer; Steven L. Ortiz, our chief operating officer; and W. Kent Taylor, our founder and chairman. Our future performance will depend on our ability to motivate and retain these and other key officers and managers, particularly market partners and managing partners. Competition for these employees is intense. The loss of the services of members of our senior management or other key officers or managers or the inability to attract additional qualified personnel as needed could materially harm our business.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including the Texas Roadhouse® name and logo, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees. Our inability to register or protect our marks and other propriety rights in foreign jurisdictions could adversely affect our competitive position in international markets.

We cannot assure you that third parties will not claim that our trademarks or menu offerings infringe upon their proprietary rights. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations, financial condition or liquidity.

We may need additional capital in the future and it may not be available on acceptable terms.

The development of our business may require significant additional capital in the future to, among other things, fund our operations and growth strategy. We have historically relied upon bank financing and private sales of equity interests in certain restaurants to fund our operations. Going forward, we will continue to rely on bank financing and also may seek access to the debt and/or equity capital markets. There can be no assurance, however, that these sources of financing will be available on terms favorable to us, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our outstanding debt. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth could be impeded.

Our existing credit facility limits our ability to incur additional debt.

The lenders' obligation to extend credit under the facility depends on our maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. If we are unable to maintain these ratios, we would be unable to obtain additional financing under this facility. The credit facility permits us to incur additional secured or unsecured indebtedness outside the facility, except for the incurrence of secured indebtedness that in the aggregate exceeds 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness would prevent us from complying with our financial covenants.

We have also entered into other loan agreements with other lenders to finance various restaurants which impose financial covenants that are less restrictive than those imposed by our existing credit facility. A default under these loan agreements could result in a default under our existing credit facility, which in turn would limit our ability to secure additional funds under that facility. As of December 30, 2008, we were in compliance with all of our lenders' covenants.

The acquisition of existing restaurants from our franchisees and licensees and other strategic transactions may have unanticipated consequences that could harm our business and our financial condition.

We have previously announced our intention to opportunistically acquire existing restaurants from our franchisees or licensees over time. Additionally, from time to time, we evaluate potential mergers, acquisitions, joint ventures or other strategic initiatives to acquire or develop additional concepts. To successfully execute any acquisition or development strategy, we will need to identify suitable acquisition or development candidates, negotiate acceptable acquisition or development terms and obtain appropriate financing. Any acquisition or future development that we pursue, whether or not successfully completed, may involve risks, including:

- material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition or development as the restaurants are integrated into our operations;
- risks associated with entering into new domestic or international markets or conducting operations where we have no or limited prior experience;
- risks inherent in accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, and our ability to achieve projected economic and operating synergies; and
- the diversion of management's attention from other business concerns.

Future acquisitions of existing restaurants from our franchisees or licensees or other strategic partners, which may be accomplished through a cash purchase transaction, the issuance of shares of our Class A common stock or a combination of both, could have a dilutive impact on holders of our Class A common stock, and result in the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other tangible and intangible assets, any of which could harm our business and financial condition. The development of additional concepts and/or the entrance into international markets may not be as successful as our experience in the development of the Texas Roadhouse concept domestically. Development rates for newer brands may differ significantly as there is increased risk in the development of a new restaurant concept or system.

Approximately 18% of our company restaurants are located in Texas and, as a result, we are sensitive to economic and other trends and developments in that state.

As of December 30, 2008, we operated a total of 44 company restaurants in Texas. As a result, we are particularly susceptible to adverse trends and economic conditions in this state, including its labor market. In addition, given our geographic concentration in this state, negative publicity regarding any of our restaurants in Texas could have a material adverse effect on our business and operations, as could other occurrences in Texas such as local strikes, energy shortages or increases in energy prices, droughts, earthquakes, fires or other natural disasters.

Our expansion into new domestic and/or international markets may present increased risks due to our unfamiliarity with the area.

Some of our new restaurants will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in our existing markets. An additional risk of expanding into new markets is the lack of market awareness of the Texas Roadhouse® brand. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volumes, if at all, thereby affecting our overall profitability.

Risks Relating to the Food Service Industry

Our business is affected by changes in consumer preferences and discretionary spending.

Our success depends, in part, upon the popularity of our food products. Shifts in consumer preferences away from our restaurants or cuisine, particularly beef, would harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our business, results of operations, financial condition or liquidity.

Our success depends on our ability to compete with many food service businesses.

The restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of taste, quality and price of products offered, guest service, atmosphere, location and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the casual dining segment of the restaurant industry better than we can. As our competitors expand their operations, we expect competition to intensify. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in food prices, particularly proteins, could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions, food safety concerns, product recalls, global market and trade conditions, and government regulations. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, because we provide a moderately priced product, we may not seek to or be able to pass along price increases to our guests. Also, if we adjust pricing there is no assurance that we will realize the full benefit of any adjustment due to changes in our guests' menu item selections.

We currently purchase the majority of our beef from two of the largest beef suppliers in the country under annual contracts. If any of these vendors were unable to fulfill its obligations under its contracts, we could encounter supply shortages and incur higher costs to secure adequate supplies, either of which would harm our business.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause guests to avoid our restaurants and result in significant liabilities or litigation costs.

Food service businesses can be adversely affected by litigation and complaints from guests, consumer groups or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging guests from eating at our restaurants. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs regardless of the result.

Health concerns relating to the consumption of beef or other food products could affect consumer preferences and could negatively impact our results of operations.

Like other restaurant chains, consumer preferences could be affected by health concerns about the consumption of beef, the key ingredient in many of our menu items, or negative publicity concerning food quality, illness and injury generally. In recent years there has been negative publicity concerning e-coli, hepatitis A, "mad cow," "foot-and-mouth" disease and "bird flu." The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests, resulting in legislation in some states which require nutritional information to be disclosed to guests. This negative publicity, as well as any other negative publicity concerning food products we serve, and nutritional labeling requirements, may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants. If we react to the negative publicity by changing our concept or our menu, we may lose guests who do not prefer the new concept or menu, and may not be able to attract sufficient new guests to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended guests as a result of a change in our concept and may not be able to compete successfully against those competitors. A decrease in guest traffic to our restaurants as a result of these health concerns or negative publicity or as a result of a change in our menu or concept could materially harm our business.

Our business could be adversely affected by increased labor costs or labor shortages.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and hourly employees. Increased labor costs due to competition, unionization, increased minimum and tip wage or employee benefits costs or otherwise, would adversely impact our operating expenses. The federal government and numerous states have enacted legislation resulting in tip and/or minimum wage increases as well as pre-determined future increases. We anticipate that additional legislation will be enacted in future periods, including some legislation regarding health care benefits. Our operating expenses will be adversely affected to the extent that we are not able to offset these costs. In addition, our success depends on our ability to attract, motivate and retain qualified employees, including restaurant managers and staff, to keep pace with our growth strategy. If we are unable to do so, our results of operations may be adversely affected.

We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants and compliance with laws could adversely affect our operating results.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals, including liquor licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations.

In addition to our having to comply with these licensing requirements, various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum and tip wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. A number of factors could adversely affect our operating results, including:

- additional government-imposed increases in minimum and/or tipped wages, overtime pay, paid leaves of absence and mandated health benefits;
- increased tax reporting and tax payment requirements for employees who receive gratuities;
- a reduction in the number of states that allow gratuities to be credited toward minimum wage requirements; and
- increased employee litigation including claims relating to the Fair Labor Standards Act.

The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for disabled persons.

Complaints or litigation may hurt us.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered as a result of a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims from franchisees and claims alleging violations of federal and state laws regarding consumer, workplace and employment matters, discrimination and similar matters, or we could become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we are subject to "dram shop" statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. Because a plaintiff may seek punitive damages, which may not be covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially adversely affect our business, results of operations, financial condition or liquidity. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such damages could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers compensation, general liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Risks Related to Our Stock and Corporate Structure

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our certificate of incorporation and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include, among other things, elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our Board of Directors, without approval of the Class A stockholders, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board of directors may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our common stock as our Board of Directors may designate and issue preferred stock with terms that are senior to our common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Class A common stock.

The Delaware General Corporation Law prohibits us from engaging in "business combinations" with "interested shareholders" (with some exceptions) unless such transaction is approved in a prescribed manner. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for our Class A common stock.

There may be an adverse effect on the value of our Class A common stock due to the disparate voting rights of our Class A common stock and our Class B common stock.

The holders of our Class A common stock and Class B common stock generally have identical rights except that (1) on all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to ten votes per share, and (2) holders of our Class A common stock are not entitled to vote on any alteration of the powers, preferences or special rights of the Class B common stock that would not adversely affect the holders of our Class A common stock. The difference in the voting rights of our Class A common stock and Class B common stock could adversely affect the value of the Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the superior voting rights of our Class B common stock.

Our founder and chairman controls our company and this control could inhibit potential changes of control.

As of February 20, 2009, our founder and chairman, W. Kent Taylor, beneficially owned all of our outstanding shares of Class B common stock and 13,411,716 shares of Class A common stock, representing approximately 56% of our voting power. As a result, Mr. Taylor has the ability to control our management and affairs and the outcome of all matters requiring stockholder approval, including the election and removal of our entire Board of Directors, and any merger, consolidation or sale of all or substantially all of our assets. The Class B common stock has ten votes per share, while Class A common stock has one vote per share. While this dual-class structure is in effect, Mr. Taylor is able to control all matters submitted to our stockholders even if in the future he were to own significantly less than 50% of the equity of our company. This concentrated control could discourage others from initiating any potential merger takeover or other change of control transaction that may otherwise be beneficial to our businesses. As a result, the market price of Class A common stock could be adversely affected.

Each share of our Class B common stock is automatically convertible into one share of Class A common stock upon the earliest of:

- The date such share ceases to be beneficially owned as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, by Mr. Taylor;
- The date that Mr. Taylor ceases to beneficially own at least 20% of the outstanding shares of our common stock;
- The death or permanent disability of Mr. Taylor; and
- September 30, 2009.

In addition, each share of Class B common stock may be converted at any time into one share of Class A Common stock at the option of Mr. Taylor.

Our founder and chairman controls our company and his interests may differ from your interests.

As a result of W. Kent Taylor's controlling interests in our company as described above, Mr. Taylor is able to exercise a controlling influence over our business and affairs and to unilaterally determine the outcome of any matter submitted to a vote of our stockholders. Mr. Taylor's interests in our company may differ from the interests of our other stockholders, and Mr. Taylor could take actions or make decisions that are not in the best interests of our stockholders.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

Properties

Our Support Center is located in Louisville, Kentucky. We occupy this facility under leases with Paragon Centre Holdings, LLC, a limited liability company in which we have a minority ownership position. As of December 30, 2008, we leased 64,506 square feet. Our leases expire between March 31, 2014 and December 31, 2020. We have rights to expand our leased space as additional space in the building becomes available. We have an option to renew the leases for an additional five years. Of the 245 company restaurants in operation as of December 30, 2008, we owned 114 locations and leased 131 locations, as shown in the following table.

State	Owned	Leased	Total
Alabama	3	1	4
Arizona	5	5	10
Arkansas	—	1	1
Colorado	7	5	12
Connecticut	—	2	2
Delaware	1	1	2
Florida	1	4	5
Georgia	2	—	2
Idaho	1	2	3
Illinois	2	4	6
Indiana	7	4	11
Iowa	2	4	6
Kansas	2	—	2
Kentucky	4	3	7
Louisiana	1	4	5
Maine	—	2	2
Maryland	—	2	2
Massachusetts	1	5	6
Michigan	3	5	8
Minnesota	1	—	1
Mississippi	1	—	1
Missouri	2	4	6
Nebraska	—	2	2
Nevada	—	1	1
New Hampshire	2	—	2
New Jersey	—	1	1
New Mexico	1	1	2
New York	2	3	5
North Carolina	4	9	13
North Dakota	—	2	2
Ohio	11	5	16
Oklahoma	2	3	5
Pennsylvania	3	11	14
Rhode Island	—	2	2
South Dakota	1	—	1
Tennessee	—	9	9
Texas	34	10	44
Utah	—	5	5
Vermont	—	1	1

State	Owned	Leased	Total
Virginia	3	4	7
West Virginia	1	—	1
Wisconsin	3	4	7
Wyoming	1	—	1
Total	114	131	245

Additional information concerning our properties and leasing arrangements is included in note 2(p) and note 7 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 3—LEGAL PROCEEDINGS

Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including "slip and fall' accidents, employment related claims and claims from guests or employees alleging illness, injury or food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us and, as of the date of this report, we are not party to any litigation that we believe would have a material adverse effect on our business.

ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5—MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol TXRH. The Class A common stock has been quoted on the Nasdaq Global Select Market since October 5, 2004. The quarterly high and low closing prices of our Class A common stock by quarter were as follows:

	High	Low
Year ended December 30, 2008		
First Quarter	$12.20	$ 9.06
Second Quarter	$12.08	$ 9.02
Third Quarter	$10.30	$ 8.38
Fourth Quarter	$ 8.99	$ 4.46
Year ended December 27, 2007		
First Quarter	$16.02	$12.59
Second Quarter	$15.63	$12.60
Third Quarter	$13.85	$11.62
Fourth Quarter	$13.18	$10.64

The number of holders of record of our Class A common stock as of February 20, 2009 was 288. The number of holders of record of our Class B common stock as of February 20, 2009 was one. There is no established trading market for our Class B common stock.

We have never declared or paid cash dividends on our common stock. The declaration and payment of cash dividends on our common stock is at the discretion of our Board of Directors, and any decision to declare a dividend will be based on a number of factors, including, but not limited to, earnings, financial condition, applicable covenants under our credit facility and other contractual restrictions, or other factors deemed relevant.

As of December 30, 2008, shares of Class A common stock authorized for issuance under our equity compensation plan are summarized in the following table. The number of shares to be issued upon exercise includes 36,000 shares of restricted Class A common stock which have been issued but which are subject to forfeiture. The weighted-average option exercise price is for stock options only, as the restricted stock has no exercise price. See note 13 to the Consolidated Financial Statements for a description of the plan.

Plan Category	Shares to Be Issued Upon Exercise	Weighted-Average Option Exercise Price	Shares Available for Future Grants
Plan approved by stockholders	7,566,151	$10.14	3,760,385
Plans not approved by stockholders	—	—	—
Total	7,566,151	$10.14	3,760,385

Unregistered Sales of Equity Securities

There were no equity securities sold by the Company during the period covered by this Annual Report on Form 10-K that were not registered under the Securities Act of 1933, as amended.

Issuer Repurchases of Securities

On February 14, 2008, our Board of Directors approved a stock repurchase program under which we are authorized to repurchase up to $25.0 million of our Class A common stock. Under this program, we may repurchase outstanding shares from time to time in open market transactions during the two-year period ending February 14, 2010. The timing and the amount of any repurchases will be determined by our management under parameters established by our Board of Directors, based on its evaluation of our stock prices, market conditions and other corporate considerations. On July 8, 2008, our Board of Directors approved a $50.0 million increase in our stock repurchase program.

The following table includes information regarding purchases of our common stock made by us during the 14 weeks ended December 30, 2008:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
September 23 to October 21	**40,200**	**$8.75**	**40,200**	**$22,184,138.03**
October 22 to November 18	—	—	—	**$22,184,138.03**
November 19 to December 30	**767,700**	**$5.25**	**767,700**	**$18,155,246.34**
Total	**807,900**		**807,900**	

Stock Performance Graph

The following graph sets forth cumulative total return experienced by holders of the Company's Class A common stock compared to the cumulative total return of the Russell 3000 Restaurant Index and the Russell 3000 Index for the period ended December 30, 2008, the last trading day of our fiscal year. The graph assumes the values of the investment in our Class A common stock and each index was $100 on October 5, 2004, the first trading day of our stock, and the reinvestment of all dividends paid during the period of the securities comprising the indices.

Note: The stock price performance shown on the graph below does not indicate future performance.

Comparison of Cumulative Total Return Since October 5, 2004
Among Texas Roadhouse, Inc., the Russell 3000 Index, and the Russell 3000 Restaurant Index



180
160
140
120
100
80
60
40
20
0
10/5/04
12/28/04
12/27/05
12/26/06
12/24/07
12/30/08
Russell 3000 Restaurant Index
TXRH
Russell 3000 Index

	10/5/04	12/28/04	12/27/05	12/26/06	12/24/07	12/30/2008
Texas Roadhouse, Inc.	$100.00	$130.01	$140.96	$118.17	$100.80	$ 65.00
Russell 3000	$100.00	$107.80	$112.97	$127.54	$134.55	$ 79.49
Russell 3000 Restaurant	$100.00	$118.55	$123.23	$142.81	$149.83	$124.59

ITEM 6—SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated financial data as of and for the years 2008, 2007, 2006, 2005 and 2004 from our audited consolidated financial statements. The 2004 financial data give effect to the combination of our operations under Texas Roadhouse, Inc., a "C" corporation, and the closing of the Company's initial public offering, both of which occurred on October 8, 2004. The 2004 financial data also gives effect to an income tax provision for the period after October 8, 2004 and includes an adjustment to establish a deferred tax liability related to the $5.0 million excess of the reported amounts of the Company's assets and liabilities over the tax basis of those assets and liabilities at October 8, 2004.

The selected consolidated financial data from December 31, 2003 through October 8, 2004 were derived from our audited consolidated financial statements and present the consolidated operations of Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants, Texas Roadhouse Development Corporation, Texas Roadhouse Management Corp., WKT Restaurant Corp., and nine franchise restaurants, all of which were entities under the common control of Mr. Taylor. The Company utilizes a 52 or 53 week accounting period that ends on the last Tuesday in December. The Company utilizes a 13 or 14 week accounting period for quarterly reporting purposes. Fiscal year 2008 was 53 weeks in length while fiscal years 2007, 2006, 2005 and 2004 were 52 weeks in length. Our historical results are not necessarily indicative of our results for any future period.

	Fiscal Year				
	2008	2007	2006	2005	2004
	(in thousands, except per share data)				
Consolidated Statements of Income:					
Revenue:					
Restaurant sales	$871,556	$724,372	$586,557	$448,341	$354,190
Franchise royalties and fees	8,905	10,717	10,574	10,443	8,821
Total revenue	880,461	735,089	597,131	458,784	363,011
Income from operations(1)	62,027	63,213	54,369	47,296	38,682
Income before taxes	57,557	60,501	53,390	46,614	28,860
Provision for income taxes(2)	19,389	21,176	19,381	16,292	7,159
Net income	$ 38,168	$ 39,325	$ 34,009	$ 30,322	$ 21,701
					Pro forma
Historical net income					$ 21,701
Pro forma provision for income taxes(3)					7,869
Net income adjusted for pro forma provision for income taxes					$ 13,832
Net income per common share:					
Basic	$ 0.53	$ 0.53	$ 0.46	$ 0.44	$ 0.27
Diluted	$ 0.52	$ 0.51	$ 0.44	$ 0.42	$ 0.24
Weighted average shares outstanding(4):					
Basic	72,672	74,611	73,876	68,677	51,890
Diluted	74,079	76,832	76,520	72,565	56,514

	Fiscal Year				
	2008	2007	2006	2005	2004
	($ in thousands)				
Consolidated Balance Sheet Data:					
Total assets	$ 622,663	$ 546,029	$ 452,588	$312,593	$275,854
Long-term debt and obligations under capital leases, net of current maturities	132,482	66,482	35,362	6,881	13,531
Total liabilities	259,866	176,264	132,209	80,367	101,944
Minority interest	2,807	2,384	1,305	651	699
Total stockholders' equity(5)	359,990	367,381	319,074	231,575	173,211
Selected Operating Data:					
Company restaurants:					
Number open at end of period	245	204	163	127	107
Average unit volumes(6)	$ 3,824	$ 3,974	$ 3,967	$ 3,891	$ 3,679
Comparable restaurant sales growth(7)	(2.3)%	1.4%	3.5%	5.6%	7.6
Net cash provided by operating activities	$ 101,214	$ 76,567	$ 79,744	$ 64,384	$ 57,275
Net cash used in investing activities	$(120,216)	$(134,532)	$(109,845)	$(61,021)	$(49,735)
Net cash provided by (used in) financing activities	$ 12,696	$ 35,745	$ 34,898	$(20,611)	$ 32,967

(1) Effective December 28, 2005, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R"), and changed our method of accounting for share-based payments. See note 13 to the Consolidated Financial Statements.

(2) Until October 8, 2004, we operated as a limited liability company and were taxed as a partnership. Accordingly, we paid no significant income taxes on our own behalf and there is no provision for income taxes prior to October 8, 2004 in our consolidated financial statements.

Our results for the year ended December 28, 2004 include a cumulative net deferred income tax provision of $5.0 million. As a result of our conversion from a nontaxable limited liability company to a taxable "C" corporation as of our October 8, 2004 initial public offering, and in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, we established the beginning balances in our deferred tax assets and liabilities. Our net deferred tax liabilities are comprised primarily of differences in depreciation which were previously expensed for income tax purposes, but had not yet been expensed for financial reporting purposes. Such amounts were required to be recognized through the income tax provision in the period of the change in our tax status.

Our effective tax rate is determined based on estimates of pre-tax income, permanent differences and credits, and is reviewed quarterly to determine if actual results require modifying the effective tax rate. Our actual effective tax rate for 2008 was 33.7%, comprised of a combined state tax rate of 3.7% and an effective federal rate of 30.0%. Our actual effective tax rate for 2007 was 35.0%, comprised of a combined state tax rate of 3.7% and an effective federal rate of 31.3%. Our actual effective tax rate for 2006 was 36.3%, comprised of a combined state tax rate of 3.1% and an effective federal rate of 33.2%. Our actual effective tax rate for 2005 was 34.9%, comprised of a combined state tax rate of 3.1% and an effective federal rate of 31.8%. Our actual effective tax rate for October 8, 2004 through December 28, 2004 was 33.6%, excluding the $5.0 million deferred tax charge discussed above, comprised of a combined state tax rate of 3.4% and an effective federal rate of 30.2%.

(3) The pro forma provision for income taxes gives effect to our reorganization as a "C" corporation. The adjustment is based upon the information shown in the table below. The combined state tax

rate is our estimate of the average state tax rate we would have incurred based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. The combined federal and state tax rates shown below give effect to the deductibility of state taxes at the federal level and tip tax credits from December 31, 2003 through October 7, 2004.

	2004
Effective federal tax rate	31.6%
Combined state tax rate	3.3%
Combined effective federal and state tax rate	34.9%

(4) See note 11 to the Consolidated Financial Statements.

(5) See note 10 to the Consolidated Financial Statements.

(6) Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured. Although 2008 contained 53 weeks, for comparative purposes, 2008 average unit volumes were adjusted to a 52-week basis. Additionally, average unit volume of company-owned restaurants for 2007 and 2006 in the table above were adjusted to reflect the restaurant sales of any acquired franchise restaurants.

(7) Comparable restaurant sales growth reflects the change in sales over the same period of the prior years for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis below for the Company should be read in conjunction with the consolidated financial statements and the notes to such financial statements (pages F-3 to F-20), "Forward-looking Statements" (page 3) and Risk Factors set forth in Item 1A.

Our Company

Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service®." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high-quality, affordable meals served with friendly, attentive service. The first Texas Roadhouse restaurant opened in Clarksville, Indiana in February 1993. As of December 30, 2008, there were 314 Texas Roadhouse restaurants operating in 46 states, including:

- 245 "company restaurants," of which 235 were wholly-owned and 10 were majority-owned. The results of operations of company restaurants are included in our consolidated operating results. The portion of income attributable to minority interests in company restaurants that are not wholly-owned is reflected in the line item entitled "Minority interest" in our consolidated statements of income.
- 69 "franchise restaurants," of which 66 were franchise restaurants and 3 were license restaurants. We have a 5.0% to 10.0% ownership interest in 19 franchise restaurants. The income derived from our minority interests in these franchise restaurants is reported in the line item entitled "Equity income from investments in unconsolidated affiliates" in our consolidated statements of income. Additionally, we provide various management services to these franchise restaurants, as well as six additional franchise restaurants in which we have no ownership interest.

We have contractual arrangements which grant us the right to acquire at pre-determined valuation formulas (i) the remaining equity interests in eight of the ten majority-owned company restaurants and (ii) 59 of the franchise restaurants.

Presentation of Financial and Operating Data

We operate on a fiscal year that ends on the last Tuesday in December. Fiscal year 2008 was 53 weeks in length and, as such, the fourth quarter of fiscal year 2008 was 14 weeks in length. Fiscal years 2007 and 2006 were 52 weeks in length, while the quarters for those years were 13 weeks in length.

Long-term Strategies to Grow Earnings Per Share

Our long-term strategies with respect to increasing net income and earnings per share include the following:

Expanding Our Restaurant Base. We will continue to evaluate opportunities to develop Texas Roadhouse restaurants in existing markets and new domestic or international markets. We will remain focused primarily on mid-sized markets where we believe there exists a significant demand for our restaurants because of population size, income levels and the presence of shopping and entertainment centers and a significant employment base. Restaurants that we owned and operated for the full six months before the beginning of 2008 generated average unit volumes of $3.9 million for 2008, which was a 53 week year. When we lease the land, the total cash cost of developing our prototype restaurant, including pre-opening expenses, is between $2.5 million and $3.8 million. Our average cash investment to develop and open a new restaurant, including the cost of land and pre-opening expenses, is approximately $3.4 million to $4.8 million. Our ability to expand our restaurant base is influenced by factors beyond our control and therefore we may not be able to achieve our anticipated growth.

We may, at our discretion, add franchise restaurants, domestically and/or internationally, primarily with franchisees who have demonstrated prior success with the Texas Roadhouse or other restaurant concepts and in markets in which the franchisee demonstrates superior knowledge of the demographics and restaurant operating conditions. We may, also, look to acquire franchise restaurants under terms favorable to the Company and our stockholders. Additionally, from time to time, we will evaluate potential mergers, acquisitions, joint ventures or other strategic initiatives to acquire or develop additional concepts. On February 24, 2009, we opened a new restaurant, Aspen Creek, which is wholly-owned by Texas Roadhouse, Inc.

Maintaining and/or Improving Restaurant Level Profitability. We plan to maintain, or possibly increase, restaurant level profitability through a combination of increased comparable restaurant sales and operating cost management.

Leveraging Our Scalable Infrastructure. Over the past several years, we have made significant investments in our infrastructure, including information systems, real estate, human resources, legal, marketing and operations. As a result, we believe that our general and administrative costs will increase at a slower growth rate than our revenue.

Stock Repurchase Program. We continue to look at opportunities to repurchase our Class A common stock at favorable market prices under our stock repurchase program. Currently, our Board of Directors has authorized us to repurchase up to $75.0 million of our Class A common stock. As of the end of 2008, $18.2 million worth of Class A common stock remains authorized for repurchase.

Key Operating Personnel

Key personnel who have a significant impact on the performance of our restaurants include managing and market partners. Each company restaurant has one managing partner who serves as the general manager. Market partners can provide supervisory services for up to 12 to 15 managing partners and their respective management teams. Market partners also assist with our site selection process and recruitment of new management teams. The managing partner of each company restaurant and their corresponding market partners are required, as a condition of employment, to sign a multi-year employment agreement. The annual compensation of our managing and market partners includes a base salary plus a percentage of the pre-tax net income of the restaurant(s) they operate or supervise. Managing and market partners are eligible to participate in our equity incentive plan and, as a general rule, are required to make deposits of $25,000 and $50,000, respectively. The deposits are refunded after a period of time, no less than five years, or may be used towards the payments of the exercise price of outstanding and vested stock options.

Key Measures We Use To Evaluate Our Company

Key measures we use to evaluate and assess our business include the following:

Number of Restaurant Openings. Number of restaurant openings reflects the number of restaurants opened during a particular fiscal period. For company restaurant openings we incur pre-opening costs, which are defined below, before the restaurant opens. Typically new restaurants open with an initial start-up period of higher than normalized sales volumes, which decrease to a steady level approximately three to six months after opening. However, although sales volumes are generally higher, so are initial costs, resulting in restaurant operating margins that are generally lower during the start-up period of operation and increase to a steady level approximately three to six months after opening.

Comparable Restaurant Sales Growth. Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period. Comparable restaurant sales growth can be generated by an increase in guest traffic counts or by changes in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.

Average Unit Volume. Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured. Growth in average unit volumes in excess of comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels in excess of the company average. Conversely, growth in average unit volumes less than growth in comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels lower than the company average.

Store Weeks. Store weeks represent the number of weeks that our company restaurants were open during the reporting period.

Other Key Definitions

Restaurant Sales. Restaurant sales include gross food and beverage sales, net of promotions and discounts.

Franchise Royalties and Fees. Franchisees typically pay a $40,000 initial franchise fee for each new restaurant and a franchise renewal fee equal to the greater of 30% of the then-current initial franchise fee or $10,000 to $15,000. Franchise royalties consist of royalties in an amount up to 4.0% of gross sales, as defined in our franchise agreement, paid to us by our franchisees.

Restaurant Cost of Sales. Restaurant cost of sales consists of food and beverage costs.

Restaurant Labor Expenses. Restaurant labor expenses include all direct and indirect labor costs incurred in operations except for profit sharing incentive compensation expenses earned by our managing and market partners. These profit sharing expenses are reflected in restaurant other operating expenses. Restaurant labor expenses also include share-based compensation expense related to restaurant-level employees.

Restaurant Rent Expense. Restaurant rent expense includes all rent associated with the leasing of operating real estate and includes base, percentage and straight-line rent expense.

Restaurant Other Operating Expenses. Restaurant other operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, supplies, advertising, repair and maintenance, property taxes, credit card fees and general liability insurance. Profit sharing allocations to managing partners and market partners are also included in restaurant other operating expenses.

Pre-opening Expenses. Pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new restaurant and are comprised principally of opening team and training salaries, travel expenses, rent, and food, beverage and other initial supplies and expenses.

Depreciation and Amortization Expenses. Depreciation and amortization expenses ("D&A") includes the depreciation of fixed assets and amortization of intangibles with definite lives.

Impairment and closure costs. Impairment and closure costs include any impairment of long-lived assets associated with restaurants where the carrying amount of the asset is not recoverable and exceeds the fair value of the asset and expenses associated with the closure of a restaurant.

General and Administrative Expenses. General and administrative expenses ("G&A") are comprised of expenses associated with corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future growth. Supervision and accounting fees received from certain franchise restaurants and license restaurants are offset against G&A. G&A also includes share-based compensation expense related to executive officers, support center employees and market partners.

Interest Expense, Net. Interest expense includes the cost of our debt obligations including the amortization of loan fees, reduced by interest income and capitalized interest. Interest income includes earnings on cash and cash equivalents.

Minority Interest. Minority interest represents the portion of income attributable to the other owners of the majority-owned or controlled restaurants. Our consolidated subsidiaries at December 30, 2008 included ten majority-owned restaurants, all of which were open. Our consolidated subsidiaries at December 25, 2007 included eight majority-owned restaurants, seven of which were open and one of which was under construction. Our consolidated subsidiaries at December 26, 2006 included five majority-owned restaurants, all of which were open.

Equity Income from Unconsolidated Affiliates. As of December 30, 2008, we owned 5.0% to 10.0% equity interest in 19 franchise restaurants. As of December 25, 2007 and December 26, 2006, we owned 5.0% to 10.0% equity interest in 18 franchise restaurants. Equity income from unconsolidated affiliates represents our percentage share of net income earned by these unconsolidated affiliates.

	Results of Operations					
	Fiscal Year					
	2008		2007		2006	
	$	%	$	%	$	%
	(in thousands)					
Consolidated Statements of Income:						
Revenue:						
Restaurant sales	871,556	99.0	724,372	98.5	586,557	98.2
Franchise royalties and fees	8,905	1.0	10,717	1.5	10,574	1.8
Total revenue	880,461	100.0	735,089	100.0	597,131	100.0
Costs and expenses:						
(As a percentage of restaurant sales)						
Restaurant operating costs:						
Cost of sales	308,123	35.4	255,060	35.2	205,615	35.1
Labor	253,132	29.0	205,780	28.4	162,610	27.7
Rent	15,879	1.8	11,735	1.6	10,052	1.7
Other operating	146,019	16.8	116,258	16.0	95,536	16.3
(As a percentage of total revenue)						
Pre-opening	11,604	1.3	12,741	1.7	12,508	2.1
Depreciation and amortization	37,694	4.3	30,446	4.1	21,357	3.6
Impairment and closures	2,175	0.2	1,721	0.2	481	0.1
General and administrative	43,808	5.0	38,135	5.2	34,603	5.8
Total costs and expenses	818,434	93.0	671,876	91.4	542,762	90.9
Income from operations	62,027	7.0	63,213	8.6	54,369	9.1
Interest expense, net	3,844	(0.4)	2,295	(0.3)	645	(0.1)
Minority interest	841	(0.1)	711	(0.1)	585	(0.1)
Equity income from investments in unconsolidated affiliates	(215)	0.0	(294)	0.0	(251)	0.0
Income before taxes	57,557	6.5	60,501	8.2	53,390	8.9
Provision for income taxes	19,389	2.2	21,176	2.9	19,381	3.2
Net income	38,168	4.3	39,325	5.3	34,009	5.7

Restaurant Unit Activity

	Company	Franchise	Total
Balance at December 27, 2005	127	94	221
Openings	25	5	30
Acquisitions (Dispositions)	11	(11)	—
Closures	—	—	—
Balance at December 26, 2006	163	88	251
Openings	32	2	34
Acquisitions (Dispositions)	9	(9)	—
Closures	—	—	—
Balance at December 25, 2007	204	81	285
Openings	29	1	30
Acquisitions (Dispositions)	13	(13)	—
Closures	(1)	—	(1)
Balance at December 30, 2008	245	69	314

Restaurant Sales

Restaurant sales increased by 20.3% in 2008 as compared to 2007. This increase was primarily attributable to the opening of new restaurants and the acquisitions of franchise restaurants coupled with the addition of a 53rd week in 2008, partially offset by a decrease in comparable restaurant sales and average unit volumes. The 53rd week resulted in $17.9 million in restaurant sales or 2.5% of the increase in 2008 as compared to 2007. Restaurant sales increased by 23.5% in 2007 as compared to 2006. This increase was primarily attributable to the opening of new restaurants, the acquisitions of nine franchise restaurants on June 27, 2007 and comparable restaurant sales growth.

The following table summarizes certain key drivers and/or attributes of restaurant sales at company restaurants for the periods. Although 2008 contained 53 weeks, for comparative purposes, 2008 average unit volumes were adjusted to a 52-week basis.

	2008	2007	2006
Company Restaurants			
Store weeks	11,861	9,499	7,648
Comparable restaurant sales growth/(decline)	(2.3)%	1.4%	3.5%
Average unit volumes (in thousands)	$3,824	$3,974	$3,967

We have implemented certain menu pricing increases to partially offset impacts from higher operating costs, including higher food costs and increased minimum and tip wages, and other inflationary pressures. The following table summarizes our menu pricing actions for the periods.

	Increased Menu Pricing
May/June 2008	1.5%
January/February 2008	1.1%
December 2006/February 2007	2.0%
October 2006	0.8%
January 2006	1.0%

In conjunction with our menu pricing implemented in May 2008, several lower priced entrées were added to our menu which, based on the preference of these items, resulted in a reduction of average check of approximately 0.3%. As a result, we had approximately 2.3% in net menu pricing for 2008. We will continue to evaluate the need for and test further menu price increases as we assess the current inflationary and competitive environment.

On September 24, 2008, we acquired one franchise restaurant in Florida, which is expected to have no significant net revenue or accretive impact on an on-going annual basis. In fiscal 2008, restaurant sales included $0.9 million from the acquired franchise restaurant. Effective July 23, 2008, we acquired nine franchise restaurants. On an on-going annual basis, the acquisitions are expected to add approximately $31.0 million of net revenue and have no significant accretive impact. In fiscal 2008, restaurant sales included $12.4 million from the nine acquired franchise restaurants. Effective March 26, 2008, we acquired three franchise restaurants. On an on-going annual basis, we estimate these acquisitions will be accretive to diluted earnings per share by approximately $0.005. In fiscal 2008, restaurant sales included $9.7 million from the three acquired franchise restaurants. For comparative purposes, average unit volume for 2007 in the table above was adjusted to reflect restaurant sales of these acquired franchise restaurants as part of company-owned restaurants average unit volume.

On June 27, 2007, we acquired nine franchise restaurants. These acquisitions were slightly accretive to fiscal 2007 diluted earnings per share. In fiscal 2007, restaurant sales included $16.4 million from the nine acquired franchise restaurants, as these restaurants were acquired at the beginning of third quarter of 2007. For comparative purposes, average unit volume for 2006 in the table above was adjusted to reflect restaurant sales of the nine acquired franchise restaurants as part of company-owned restaurants average unit volume.

In 2009, we plan to open approximately 15 additional company restaurants. We have either begun construction or have sites currently under contract for purchase or lease for 13 of the 15 restaurants. In addition, we may evaluate opportunities for acquiring additional franchise restaurants in 2009.

Franchise Royalties and Fees

Franchise royalties and fees decreased by $1.8 million, or by 16.9%, from 2007 to 2008. This decrease was primarily attributable to the loss of royalties associated with the acquisition of 13 franchise restaurants in 2008 and nine franchise restaurants in 2007. These decreases were partially offset by the additional week in 2008. The franchise restaurants acquired in 2008 generated approximately $0.8 million and $1.7 million in franchise royalties in fiscal 2008 and fiscal 2007, respectively. The franchise restaurants acquired in 2007 generated approximately $0.6 million in franchise royalties in fiscal 2007. Franchise comparable restaurant sales decreased by 3.6% in 2008. Franchise restaurant count activity is shown in the restaurant unit activity table above. In 2009, we expect that our franchisees will open two new franchise restaurants.

Franchise royalties and fees increased by $0.1 million, or by 1.4%, from 2006 to 2007. This increase was primarily attributable to the impact of the opening of new franchise restaurants in the latter half of fiscal 2006 and during fiscal 2007 and increasing royalty rates in conjunction with the renewal of certain franchise agreements, offset by the loss of royalties associated with the nine acquired franchise restaurants on June 27, 2007. These acquired franchise restaurants generated approximately $0.6 million and $1.1 million in franchise royalties in fiscal 2007 and fiscal 2006, respectively. Franchise comparable restaurant sales growth was 0.8% in 2007. Franchise restaurant count activity is shown in the restaurant unit activity table above.

Restaurant Cost of Sales

Restaurant cost of sales, as a percentage of restaurant sales, increased to 35.4% in 2008 from 35.2% in 2007. This increase was primarily attributable to higher commodity costs on food items, such as wheat and oil-based ingredients, produce costs and dairy costs, partially offset by the benefit of lower beef costs and menu price increases discussed above. For 2009, we have fixed price contracts for 90% of our beef product volume with the remainder currently subject to fluctuating market prices. We expect commodity cost deflation of approximately 2-3% in 2009.

Restaurant cost of sales, as a percentage of restaurant sales, increased to 35.2% in 2007 from 35.1% in 2006. This increase was primarily attributable to higher dairy and bread mix costs, partially offset by menu price increases discussed above.

Restaurant Labor Expenses

Restaurant labor expenses, as a percentage of restaurant sales, increased to 29.0% in 2008 from 28.4% in 2007. This increase was primarily attributable to negative average unit volume growth combined with higher labor costs associated with restaurants opened in 2008 and the latter part of 2007 and higher average wages rates, partially offset by menu price increases discussed above. We generally incur higher labor costs, as a percentage of restaurant sales, during the first few months after the opening of a new restaurant. Higher average hourly wage rates resulted from several state-mandated increases in minimum and tip wage rates throughout 2007 and into 2008 and an increase in federal minimum wage rate in July 2008. We anticipate our labor costs will continue to be pressured by inflation, which is primarily caused by federal and state-mandated increases in minimum and tip wage rates. These increases may or may not be offset by additional menu price adjustments.

Restaurant labor expenses, as a percentage of restaurant sales, increased to 28.4% in 2007 from 27.7% in 2006. This increase was primarily attributable to higher average hourly wage rates resulting from several state-mandated increases in minimum and/or tip wage rates during 2007 and restaurants opened in fiscal 2007 as we generally incur higher labor costs during the first few months after the opening of a new restaurant, partially offset by the impact of menu price increases as discussed above and lower share-based compensation expense.

Restaurant Rent Expense

Restaurant rent expense, as a percentage of restaurant sales, increased to 1.8% in 2008 from 1.6% in 2007 which was a decrease from 1.7% in 2006. The increase in 2008 was primarily due to rent expense associated with acquired franchise restaurants and negative average unit volume growth, while the slight decrease in 2007 was primarily due to the benefit generated from comparable restaurant sales growth. We expect rent expense to be higher in 2009 due to the franchise restaurant acquisitions in 2008 and a higher percentage of the restaurants we are opening being on leased versus owned land.

Restaurant Other Operating Expenses

Restaurant other operating expenses, as a percentage of restaurant sales, increased to 16.8% from 16.0% in 2007. This increase was primarily due to negative average unit volume growth combined with higher utility costs and property tax expense, partially offset by lower managing partner and market partner bonuses, as a percentage of restaurant sales. In addition, costs relating to weather damage and losses on disposal of assets relating to remodels at three restaurants further contributed to the increase in 2008. Managing and market partner bonuses were lower, as a percentage of restaurant sales, due to lower profitability.

Restaurant other operating expenses, as a percentage of restaurant sales, decreased to 16.0% in 2007 from 16.3% in 2006. This decrease was primarily due to a decrease in equipment rent and lower managing and market partner bonuses, as a percentage of restaurant sales, partially offset by higher credit card fees and less favorable general liability insurance claims experience. Equipment rent decreased 0.3%, as a percentage of restaurant sales, in fiscal 2007 due to our discontinuance of leasing arrangements for restaurant equipment packages. Managing and market partner bonuses were lower, as a percentage of restaurant sales, due to lower profitability. The increase in credit card fees resulted from the increased use of credit and debit cards as a percentage of restaurant transactions. Our general liability claims experience for the policy year ended September 30, 2007, though favorable, was not as favorable as for the prior year policy period.

Restaurant Pre-opening Expenses

Pre-opening expenses in 2008 decreased to $11.6 million from $12.7 million in 2007 which was an increase from $12.5 million in 2006. The decrease in 2008 was primarily due to fewer restaurants being in the development pipeline in fiscal 2008 compared to fiscal 2007. The slight increase in 2007 was primarily due to seven more restaurants being opened in fiscal 2007 compared to fiscal 2006. Pre-opening costs will fluctuate from period to period based on the number and timing of restaurant openings and the number and timing of restaurant managers hired. We anticipate that pre-opening costs will decrease in fiscal 2009 as we have fewer openings planned for fiscal 2009 compared to fiscal 2008.

Depreciation and Amortization Expenses

D&A, as a percentage of revenue, increased to 4.3% in 2008 from 4.1% in 2007, which was an increase from 3.6% in 2006. The increase in 2008 was primarily related to capital spending on new restaurants and negative average unit volume growth, partially offset by lower depreciation expense on older restaurants and the impact of having an additional week of sales in 2008. The increase in 2007 was primarily related to capital spending on new restaurants.

Impairment and Closure Expenses

Impairment and closure expenses increased to $2.2 million (0.2% of revenue) in 2008 from $1.7 million (0.2% of revenue) in 2007 which was an increase from $0.5 million (0.1% of revenue) in 2006. Impairment costs of $1.4 million were recorded in 2008 with respect to one underperforming restaurant in which the carrying value was reduced to its estimated fair value in the fourth quarter of 2008 compared to impairment costs of $1.7 million in 2007 with respect to one underperforming restaurant in which the carrying value was reduced to its estimated fair value in the fourth quarter of 2007. Additionally, $0.8 million in 2008 was incurred due to lease reserve and other charges incurred in conjunction with the closure of the restaurant impaired in the fourth quarter of 2007. This restaurant was closed in the first quarter of 2008. The impairment costs of $0.5 million in 2006 were incurred in conjunction with the planned relocation of two restaurant sites in 2007. Prior to 2007, these costs were recorded in Other Operating Expenses.

General and Administrative Expenses

G&A, as a percentage of total revenue, decreased to 5.0% in 2008 from 5.2% in 2007. This decrease was primarily attributable to lower performance-based bonus expense for executive and other support center employees and lower costs associated with our annual managing partner conference, partially offset by an increase in higher share-based compensation costs combined with negative average unit volume growth. The higher share-based compensation costs were a result of the renewal of certain executive employment contracts at the beginning of 2008.

G&A decreased in 2007 to 5.2% of revenue from 5.8% of revenue in 2006. This decrease was primarily due to leveraging of the base business and lower share-based compensation costs.

Interest Expense, Net

Net interest expense increased to $3.8 million in 2008 from $2.3 million in 2007. This increase was primarily due to increased borrowings under our credit facility, a decrease in interest income and lower capitalized interest, partially offset by lower interest rates. The increased borrowings were primarily related to money spent on stock repurchases and franchise restaurant acquisitions. Lower interest income and capitalized interest were primarily due to lower interest rates.

Net interest expense increased to $2.3 million in 2007 from $0.6 million in 2006. This increase was primarily due to increased borrowings under our credit facility, partially offset by an increase in interest income, the payoff of certain installment loans in the first quarter of fiscal 2006 and the prepayment penalties of $0.1 million associated with these loans. The increased borrowings under our credit facility primarily resulted from the acquisitions of nine franchise restaurants on June 27, 2007.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Our effective tax rate for 2008 decreased to 33.7% from 35.0% in 2007. This decrease is primarily attributable to higher federal tax credits as a percentage of net income before income tax, offset by the non-deductibility of officers' compensation in 2008. Officers' compensation was fully deductible in 2007. We expect the effective tax rate to be approximately 34.0% for fiscal 2009.

Our effective tax rate for 2007 decreased to 35.0% from 36.3% in 2006. This decrease in the rate was primarily due to higher tax credits, the non-deductibility of a $0.8 million charge related to franchise acquisitions in the first quarter of fiscal 2006 and a decrease in the non-deductible portion of certain incentive stock options relating to share-based compensation costs, partially offset by an increase in state income tax rates.

Liquidity and Capital Resources

The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities:

	Fiscal Year		
	2008	**2007**	**2006**
		(in thousands)	
Net cash provided by operating activities	$ 101,214	$ 76,567	$ 79,744
Net cash used in investing activities	(120,216)	(134,532)	(109,845)
Net cash provided by (used in) financing activities	12,696	35,745	34,898
Net (decrease) increase in cash	$ (6,306)	$ (22,220)	$ 4,797

Net cash provided by operating activities was $101.2 million in 2008 compared to $76.6 million in 2007. This increase was primarily due to a $9.5 million timing issue related to credit card settlements in 2007 which impacted the increase in net cash provided by operating activities by $19.0 million. The $9.5 million increase in accounts receivable in 2007 was due to the timing of credit card settlements as fiscal year 2007 ended on a bank holiday. In addition, higher depreciation was partially offset by lower gift card sales and decreases in other working capital. Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Sales are primarily for cash, and restaurant operations do not require significant inventories or receivables. In addition, we received trade credit for the purchase of food, beverages and supplies, thereby reducing the need for incremental working capital to support growth. Net cash provided by operating activities was $76.6 million in 2007 which was lower than $79.7 million in 2006 primarily due to the $9.5 million increase in accounts receivable discussed above. Additionally, increases in other liabilities and income taxes payable were partially offset by higher net income and depreciation.

Net cash used in investing activities was $120.2 million in 2008 compared to $134.5 million in 2007. The decrease was primarily due to higher aggregate purchase prices relating to the acquisition of franchise restaurants in 2007 than in 2008, as $33.2 million was spent on franchise acquisitions in 2007 compared to $17.8 million in 2008. Net cash used in investing activities was $134.5 million in 2007 compared to $109.8 million in 2006. This increase was primarily due to higher aggregate purchase prices relating to the acquisition of franchise restaurants in 2007 than in 2006 and an increase in capital spending associated with new restaurant development, as $33.2 million was spent on franchise acquisitions in 2007 compared to $13.3 million in 2006.

We require capital principally for the development of new company restaurants, the refurbishment of existing restaurants and the acquisitions of franchise restaurants, if any. We either lease our restaurant site locations under operating leases for periods of five to 30 years (including renewal periods) or purchase the land where it is cost effective. As of December 30, 2008, there were 114 restaurants developed on land which we owned.

Our future capital requirements will primarily depend on the number of new restaurants we open, the timing of those openings and the restaurant prototype developed, in a given fiscal year. These requirements will include costs directly related to opening new restaurants and may also include costs necessary to ensure that our infrastructure is able to support a larger restaurant base. In 2009, we expect our capital expenditures to be $50.0 to $60.0 million, excluding franchise acquisitions, substantially all of which will relate to planned restaurant openings. We intend to satisfy our capital requirements over the next 12 months with cash on hand, net cash provided by operating activities and, if needed, funds available under our credit facility.

Net cash provided by financing activities was $12.7 million in 2008 compared to $35.7 million in 2007. This decrease was primarily due to increased borrowings under our credit facility, offset by stock repurchases of $57.0 million in fiscal 2008. The increased borrowings under our credit facility are due to borrowings of approximately $57.0 million in conjunction with stock repurchases in 2008 and approximately $20.0 in conjunction with acquisitions of franchise restaurants in 2008 compared to borrowings of approximately $36.0 million in conjunction with the acquisitions of franchise restaurants in 2007. Net cash provided by financing activities was $35.7 million in 2007 compared to $34.9 million in 2006. This increase was primarily due to an increase in net borrowings of $3.0 million under our credit facility to fund capital expenditures, offset by a decrease in excess tax benefits from share-based compensation recognized in accordance with SFAS 123R of $2.0 million. For 2009, we anticipate net cash provided by operating activities will exceed capital expenditures.

On February 14, 2008, our Board of Directors approved a stock repurchase program under which we are authorized to repurchase up to $25.0 million of our Class A common stock. On July 8, 2008, our Board of Directors approved a $50.0 million increase in the Company's stock repurchase program, thereby increasing the Company's total stock repurchase authorization to $75.0 million. Under this program, we may repurchase outstanding shares from time to time in open market transactions during the two-year period ending February 14, 2010. During 2008, we repurchased 6,512,807 shares for an aggregate purchase price of $57.0 million. The timing and the amount of any repurchases will be determined by our management under parameters established by our Board of Directors, based on its evaluation of our stock price, market conditions and other corporate considerations.

In 2008, we paid distributions of $1.3 million to equity holders of seven of our majority-owned company restaurants. In 2007 and 2006, we paid distributions of $1.1 million and $0.8 million to equity holders of five of our majority-owned company restaurants, respectively. Currently, our intent is to retain future earnings, if any, primarily to finance the future development and operation of our business.

On May 31, 2007, we amended and restated our five-year revolving credit facility dated October 8, 2004 with a syndicate of commercial lenders led by Bank of America, N.A., Banc of America Securities LLC and National City Bank which, in December 2008, was acquired by PNC Bank. The facility was increased from $150.0 million to $250.0 million and the term was extended to May 31, 2012. The terms of the facility require us to pay interest on outstanding borrowings at the London Interbank Offered Rate ("LIBOR") plus a margin of 0.50% to 0.875% and to pay a commitment fee of 0.10% to 0.175% per year on any unused portion of the facility, in both cases depending on our leverage ratio.

The weighted-average interest rate for the revolver at December 30, 2008 was 2.73%. The lenders' obligation to extend credit under the facility depends on us maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a maximum consolidated leverage ration of 3.00 to 1.00. The new credit facility permits us to incur additional secured or unsecured indebtedness outside the facility, except for the incurrence of secured indebtedness that in the aggregate exceeds 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness that would prevent us from complying with our financial covenants. We were in compliance with all covenants as of December 30, 2008.

At December 30, 2008, we had $130.0 million of outstanding borrowings under our credit facility and $116.0 million of availability net of $4.0 million of outstanding letters of credit. In addition, we had various other notes payable totaling $2.2 million with interest rates ranging from 4.35% to 10.80%. Each of these notes relate to the financing of specific restaurants. Our total weighted average effective interest rate at December 30, 2008 was 2.86%.

At December 25, 2007, we had $63.0 million of outstanding borrowings under our credit facility and $183.4 million of availability net of $3.6 million of outstanding letters of credit. In addition, we had various other notes payable totaling $3.2 million with interest rates ranging from 4.35% to 10.80%. Each of these notes relate to the financing of specific restaurants. Our total weighted average effective interest rate at December 25, 2007 was 5.93%.

On October 22, 2008, we entered into an interest rate swap, which started on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR for a term ending on November 7, 2015, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount.

Contractual Obligations

The following table summarizes the amount of payments due under specified contractual obligations as of December 30, 2008:

	Payments Due by Period				
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	(in thousands)				
Long-term debt obligations	$132,194	$ 163	$ 352	$130,435	1,244
Capital lease obligations	516	65	176	207	68
Interest(1)	1,490	276	478	358	378
Operating lease obligations	207,614	18,793	37,364	36,865	114,592
Capital obligations	33,589	33,589	—	—	—
Total contractual obligations(2)	$375,403	$52,886	$38,370	$167,865	$116,282

(1) Assumes constant rate until maturity for our fixed and variable rate debt and capital lease obligations. Uses interest rates as of December 30, 2008 for our variable rate debt. Interest payments on our variable-rate revolving credit facility have been excluded from the amounts shown above, primarily because the balance outstanding under our revolving credit facility, described further in note 4 of the Consolidated Financial Statements, can fluctuate daily.

(2) This amount excludes $0.6 million of unrecognized tax benefits under Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48") as we are unable to reasonably estimate the timing of these cash flows.

The Company has no material minimum purchase commitments with its vendors that extend beyond a year. See notes 4 and 7 to the Consolidated Financial Statements for details of contractual obligations.

Off-Balance Sheet Arrangements

Except for operating leases (primarily restaurant leases), we do not have any off-balance sheet arrangements.

Guarantees

We entered into real estate lease agreements for franchise restaurants located in Everett, MA, Longmont, CO, Montgomeryville, PA and Fargo, ND prior to our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but we remain contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014, the Everett lease expires in February 2018, the Montgomeryville lease expires in March 2021 and the Fargo lease expires in July 2016.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The provisions of SFAS 157 for financial assets and liabilities, as well as any other assets and liabilities that are carried at fair value on a recurring basis in financial statements, are effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal year 2008 for the Company). The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. In February 2008, the FASB issued Staff Position FAS 157-2, *Effective Date of FASB Statement No.* 157, which delayed the effective date of SFAS 157 for most nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 (fiscal year 2009 for the Company). We do not expect the adoption of SFAS 157 for nonfinancial assets and liabilities will have a material impact on our consolidated financial position, results of operations or cash flows. See note 14 of the Consolidated Financial Statements for additional fair value discussions.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The provisions of SFAS 159 are effective as of the beginning of the Company's 2008 fiscal year. The adoption of SFAS 159 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes the principles and requirements for how an acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations consummated on or after the beginning of the first annual reporting period on or after December 15,

2008 (fiscal year 2009 for the Company). We are currently evaluating the impact SFAS 141R will have on any potential future business combinations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards that require: 1) noncontrolling interests to be reported as a component of equity; 2) changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions: and 3) any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value. SFAS 160 is to be applied prospectively to business combinations consummated on or after the beginning of the first annual reporting period on or after December 15, 2008 (fiscal year 2009 for the Company). We do not expect the adoption of SFAS 160 will have a material impact on our consolidated financial position, results or operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 provides companies with requirements for enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company's financial position, financial performance and cash flows. These requirements include the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (fiscal year 2009 for the Company). SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We do not expect the adoption of SFAS 161 will have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. This statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS 162 to have a material impact on our consolidated financial position, results of operations or cash flows.

Critical Accounting Policies and Estimates

The above discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in note 2 to the accompanying Consolidated Financial Statements. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Share-based Employee Compensation. Effective with the first quarter of 2006, we account for share-based compensation in accordance with SFAS 123R. As required by SFAS 123R, share-based compensation expense is estimated for equity awards at fair value at the grant date. We determine the fair value of equity awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires various highly judgmental assumptions including the expected dividend yield, stock price volatility and life of the award. If any of the assumptions used in the model change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period. See note 13 in the Consolidated Financial Statements for further discussion of share-based employee compensation.

Impairment of Long-lived Assets. We evaluate our long-lived assets for impairment at the individual restaurant level when events or circumstances indicate that the carrying amount of a restaurant may not be recoverable. Our evaluation requires an estimation of the future undiscounted cash flows from operating the restaurant over its estimated useful life, which can be for a period of over 20 years. In the estimation of future cash flows, we consider the period of time the restaurant has been open, the trend of operations over such period and future periods and expectations for future sales growth. We limit assumptions about important factors such as trend of future operations and sales growth to those that are supportable based upon our plans for the restaurant and actual results at comparable restaurants. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge.

If assets are determined to be impaired, we measure the impairment charge by calculating the amount by which the asset carrying amount exceeds its fair value. The determination of asset fair value is also subject to significant judgment. We generally measure estimated fair market value by discounting estimated future cash flows or obtaining an independent third party appraisal, if available. If these assumptions change in the future, we may be required to record impairment charges for these assets.

We recorded an impairment of $1.4 million in 2008 with respect to one underperforming restaurant in the fourth quarter of 2008. We recorded an impairment of $1.7 million in 2007 with respect to one underperforming restaurant in the fourth quarter of 2007. Additionally, $0.8 million was incurred in 2008 due to a lease reserve and other charges incurred in conjunction with the subsequent closure of the restaurant in the first quarter of 2008. The Company recorded an impairment loss of $0.5 million in 2006 with respect to two restaurants that were approved to relocate to better sites in their respective markets. One of these restaurants opened at its new site in January 2007 and the other one opened at its new site in September 2007. We concluded that no other impairment charge was necessary as a result of our impairment evaluations for 2008, 2007 and 2006.

Goodwill. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the implied fair value of goodwill. The determination of impairment consists of two steps. First, we determine the fair value of the reporting unit and compare it to its carrying amount. Fair value is determined based on discounted cash flows. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit, which we consider to be at the restaurant level, in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, *Business Combinations*. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The most significant assumptions we use in this analysis are those made in estimating future cash flows. In estimating future cash flows, we use the assumptions from our strategic plan for items such as sales growth and operating costs. If our assumptions used in performing the impairment test prove inaccurate, the fair value of the restaurants may ultimately prove to be significantly lower, thereby causing the carrying value to exceed the fair value and indicating impairment has occurred. We concluded that no goodwill impairment charge was required for 2008, 2007 and 2006.

Insurance Reserves. We self-insure a significant portion of expected losses under our workers compensation, general liability and property insurance programs. We purchase insurance for individual claims that exceed the amounts listed below:

Workers compensation	$250,000
General liability	$100,000
Property	$ 25,000

We record a liability for unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to us based on estimates provided by a third party administrator and actuary. Our estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Estimates of claims reserves are discounted using a discount rate of approximately 3.0% at December 30, 2008 resulting in a discount of $0.2 million. An increase or decrease in the discount rate of 100 basis points would change the reserve, and resulting expense, by an immaterial amount. We also monitor actuarial observations of historical claim development for the industry. Our assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

Uncertain tax positions are accounted for under FIN 48. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities that have full knowledge of all relevant information. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

Effects of Inflation

We believe inflation has had a negative effect on our operations during the past few years as we have not substantially offset increases in our restaurant and operating costs resulting from inflation by altering our menu, increasing menu prices and/or making other adjustments. Whether we are able and/or choose to offset the effects of inflation will determine to what, if any, extent inflation affects our operations in future periods.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding bank debt. Our options for the rate are the Base Rate, which is the higher of the issuing bank's prime lending rate or the Federal Funds rate plus 0.50%, or LIBOR plus an applicable margin. At December 30, 2008, there was $130.0 million in outstanding borrowings under our revolving line of credit, which bears interest at approximately 50 to 87.5 basis points (depending on our leverage ratios) over LIBOR. We had various other notes payable totaling $2.2 million with fixed interest rates ranging from 4.35% to 10.80%. Should interest rates based on these borrowings increase by one percentage point, our estimated annual interest expense would increase by $1.3 million.

On October 22, 2008, we entered into an interest rate swap, which started on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate borrowings. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on November 7, 2015, effectively resulting in a fixed rate on the LIBOR component of the $25.0 million notional amount. By using a derivative instrument to hedge exposures to changes in interest rates, we expose ourselves to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. We minimize the credit risk by entering into transactions with high-quality counterparties whose credit rating is evaluated on a quarterly basis. Our counterparty in the interest rate swap is J.P. Morgan Chase, N.A.

Many of the ingredients used in the products sold in our restaurants are commodities that are subject to unpredictable price volatility. There are no established fixed price markets for certain commodities such as produce and cheese, and we are subject to prevailing market conditions when purchasing those types of commodities. For other commodities, we employ various purchasing and pricing contract techniques in an effort to minimize volatility, including fixed price contracts for terms of one year or less and negotiating prices with vendors with reference to fluctuating market prices. We currently do not use financial instruments to hedge commodity prices, but we will continue to evaluate their effectiveness. Extreme and/or long term increases in commodity prices could adversely affect our future results, especially if we are unable, primarily due to competitive reasons, to increase menu prices. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected.

We are subject to business risk as our beef supply is highly dependent upon three vendors. If any of these vendors were unable to fulfill its obligations under its contracts, we may encounter supply shortages and incur higher costs to secure adequate supplies, any of which would harm our business.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL DATA

See Index to Consolidated Financial Statements at Item 15.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to, and as defined in, Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of our management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of the end of December 30, 2008.

Changes in internal control

During the fourth quarter of 2008, there were no changes with respect to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of the Company's internal control over financial reporting as of the end of the period covered by this report. In this assessment, the Company applied criteria based on the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting. Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of December 30, 2008.

KPMG LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in the Annual Report on Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting as of December 30, 2008 as stated in their report at F-1.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 regarding the directors of the Company is incorporated herein by reference to the information set forth in the table entitled "Director and Director Nominee Information" under "Election of Directors" in the 2008 Proxy Statement.

Information regarding executive officers of the Company has been included in Part I of this Annual Report under the caption "Executive Officers of the Company."

Information regarding corporate governance of the Company is incorporated herein by reference to the information set forth under the caption, "Corporate Governance" in the 2008 Proxy Statement.

ITEM 11—EXECUTIVE COMPENSATION

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 10, 2009.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 10, 2009.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 10, 2009.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 10, 2009.

PART IV

ITEM 15—EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

2. Financial Statement Schedules

Omitted due to inapplicability or because required information is shown in the Company's Consolidated Financial Statements or notes thereto.

3. Exhibits

Exhibit No.	Description
3.1	Form of Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
3.2	Bylaws of Registrant (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
4.1	Registration Rights Agreement, dated as of May 7, 2004, among Registrant and others (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.1*	Texas Roadhouse, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 of Registrant (File No. 333-121241))
10.2	Amended and Restated Office Lease Agreement (One Paragon Centre), dated as of August 15, 2003, by and between Paragon Centre Associates, LLC and Texas Roadhouse Holdings LLC, as amended (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.3	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.4	Form of Limited Partnership Agreement and Operating Agreement for company-managed Texas Roadhouse restaurants, including schedule of the owners of such restaurants and the interests held by directors, executive officers and 5% stockholders who are parties to such an agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))

Exhibit No.	Description
10.5	Lease Agreement dated as of November 1999, by and between TEAS II, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.6	Form of Franchise Agreement and Preliminary Agreement for a Texas Roadhouse restaurant franchise, including schedule of directors, executive officers and 5% stockholders which have entered into either agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.7	Updated schedule as of December 30, 2008 of the owners of company-managed Texas Roadhouse restaurants and the interests held by directors, executive officers and 5% stockholders who are parties to Limited Partnership Agreements and Operating Agreements as set forth at Exhibit 10.4 of this Form 10-K
10.8	Updated schedule as of December 30, 2008 of the directors, executive officers and 5% stockholders which have entered into Franchise Agreements or Preliminary Agreements for a Texas Roadhouse Franchise as set forth at Exhibit 10.6 of this Form 10-K
10.9	Amended and Restated Lease Agreement (Two Paragon Centre) dated January 1, 2006 between Paragon Centre Holdings, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.17 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 2006) (File No. 000-50972))
10.10	First Amendment to Amended and Restated Lease Agreement (Two Paragon Centre) dated December 18, 2006 between Paragon Centre Holdings, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.21 of Registrant's Annual Report on Form 10-K for the year ended December 26, 2006) (File No. 000-50972))
10.11	Amended and Restated Credit Agreement, dated as of May 31, 2007, by and among Texas Roadhouse, Inc., the lenders named therein and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated June 6, 2007 (File No. 000-50972))
10.12	Second Amendment to Amended and Restated Lease Agreement (Two Paragon Centre) dated May 10, 2007 between Paragon Centre Holdings, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 2007) (File No. 000-50972))
10.13	Third Amendment to Amended and Restated Lease Agreement (Two Paragon Centre) dated September 7, 2007 between Paragon Centre Holdings, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 25, 2007) (File No. 000-50972))
10.14*	Employment Agreement between Registrant and G.J. Hart effective December 26, 2007 (incorporated by reference to Exhibit 10.14 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.15*	Employment Agreement between Registrant and Scott M. Colosi effective December 26, 2007 (incorporated by reference to Exhibit 10.15 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.16*	Employment Agreement between Registrant and Steven L. Ortiz effective December 26, 2007 (incorporated by reference to Exhibit 10.16 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))

Exhibit No.	Description
10.17*	Employment Agreement between Registrant and W. Kent Taylor effective December 26, 2007 (incorporated by reference to Exhibit 10.17 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.18*	Employment Agreement between Registrant and Sheila C. Brown effective December 26, 2007 (incorporated by reference to Exhibit 10.18 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.19*	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.20*	Form of First Amendment to Restricted Stock Unit Award Agreement with non-management directors
10.21*	Amendment to Texas Roadhouse, Inc. 2004 Equity Incentive Plan
10.22*	Amendment to Employment Agreement between Registrant and G.J. Hart effective January 1, 2009
10.23*	Amendment to Employment Agreement between Registrant and Scott M. Colosi effective January 1, 2009
10.24*	Amendment to Employment Agreement between Registrant and Steven L. Ortiz effective January 1, 2009
10.25*	Amendment to Employment Agreement between Registrant and W. Kent Taylor effective January 1, 2009
10.26*	Amendment to Employment Agreement between Registrant and Sheila C. Brown effective January 1, 2009
21.1	List of Subsidiaries
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEXAS ROADHOUSE, INC.

By: /s/ G.J. HART

G.J. HART
President, Chief Executive Officer, Director

Date: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ W. KENT TAYLOR W. Kent Taylor	Chairman of the Company, Director	February 27, 2009
/s/ G.J. HART G.J. Hart	President, Chief Executive Officer, Director (Principal Executive Officer)	February 27, 2009
/s/ SCOTT M. COLOSI Scott M. Colosi	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2009
/s/ GREGORY N. MOORE Gregory N. Moore	Director	February 27, 2009
/s/ MARTIN T. HART Martin T. Hart	Director	February 27, 2009
/s/ JAMES F. PARKER James F. Parker	Director	February 27, 2009
/s/ JAMES R. RAMSEY James R. Ramsey	Director	February 27, 2009
/s/ JAMES R. ZARLEY James R. Zarley	Director	February 27, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Texas Roadhouse, Inc.:

We have audited the accompanying consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries (the "Company") as of December 30, 2008 and December 25, 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Roadhouse, Inc. and subsidiaries as of December 30, 2008 and December 25, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Texas Roadhouse, Inc.'s internal control over financial reporting as of December 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Louisville, Kentucky
February 27, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Texas Roadhouse, Inc.:

We have audited the internal control over financial reporting of Texas Roadhouse, Inc. as of December 30, 2008 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Texas Roadhouse, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on Texas Roadhouse Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Texas Roadhouse, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries as of December 30, 2008 and December 25, 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 30, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Louisville, Kentucky
February 27, 2009

Texas Roadhouse, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 30, 2008	December 25, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 5,258	$ 11,564
Receivables, net of allowance for doubtful accounts of $524 in 2008 and $8 in 2007	9,922	18,303
Inventories, net	8,140	7,277
Prepaid income taxes	3,429	—
Prepaid expenses	6,097	3,646
Deferred tax assets	1,962	841
Total current assets	34,808	41,631
Property and equipment, net	456,132	390,378
Goodwill	114,807	101,856
Intangible asset, net	12,807	8,414
Other assets	4,109	3,750
Total assets	$622,663	$546,029
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt and obligations under capital leases	$ 228	$ 302
Accounts payable	32,175	23,716
Deferred revenue—gift cards/certificates	32,265	32,088
Accrued wages	15,500	14,561
Income tax payable	—	721
Accrued taxes and licenses	8,544	6,439
Other accrued liabilities	10,931	10,432
Total current liabilities	99,643	88,259
Long-term debt and obligations under capital leases, excluding current maturities	132,482	66,482
Stock option and other deposits	3,784	4,916
Deferred rent	9,920	7,472
Deferred tax liabilities	6,205	4,900
Fair value of derivative financial instruments	2,704	—
Other liabilities	5,128	4,235
Total liabilities	259,866	176,264
Minority interest in consolidated subsidiaries	2,807	2,384
Stockholders' equity:		
Preferred stock ($0.001 par value, 1,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock, Class A, ($0.001 par value, 100,000,000 shares authorized, 64,070,620 and 69,582,602 shares issued and outstanding at December 30, 2008 and December 25, 2007, respectively)	64	70
Common stock, Class B, ($0.001 par value, 8,000,000 shares authorized, 5,265,376 shares issued and outstanding)	5	5
Additional paid in capital	220,385	264,234
Retained earnings	141,240	103,072
Accumulated other comprehensive loss	(1,704)	—
Total stockholders' equity	359,990	367,381
Total liabilities and stockholders' equity	$622,663	$546,029

See accompanying notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share data)

	Fiscal Year Ended		
	December 30, 2008	December 25, 2007	December 26, 2006
Revenue:			
Restaurant sales	$871,556	$724,372	$586,557
Franchise royalties and fees	8,905	10,717	10,574
Total revenue	880,461	735,089	597,131
Costs and expenses:			
Restaurant operating costs:			
Cost of sales	308,123	255,060	205,615
Labor	253,132	205,780	162,610
Rent	15,879	11,735	10,052
Other operating	146,019	116,258	95,536
Pre-opening	11,604	12,741	12,508
Depreciation and amortization	37,694	30,446	21,357
Impairment and closures	2,175	1,721	481
General and administrative	43,808	38,135	34,603
Total costs and expenses	818,434	671,876	542,762
Income from operations	62,027	63,213	54,369
Interest expense, net	3,844	2,295	645
Minority interest	841	711	585
Equity income from investments in unconsolidated affiliates	(215)	(294)	(251)
Income before taxes	$ 57,557	$ 60,501	$ 53,390
Provision for income taxes	19,389	21,176	19,381
Net income	$ 38,168	$ 39,325	$ 34,009
Net income per common share:			
Basic	$ 0.53	$ 0.53	$ 0.46
Diluted	$ 0.52	$ 0.51	$ 0.44
Weighted average shares outstanding:			
Basic	72,672	74,611	73,876
Diluted	74,079	76,832	76,520

See accompanying notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity and Comprehensive Income
(in thousands, except share data)

	Class A Shares	Class A Par Value	Class B Shares	Class B Par Value	Paid in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 27, 2005	65,267,655	$65	5,265,376	$ 5	$201,764	$ 29,738	$ 3	$231,575
Comprehensive income:								
Realized gain on derivatives, net of tax	—	—	—	—	—	—	(3)	(3)
Net income	—	—	—	—	—	34,009	—	34,009
Total comprehensive income								34,006
Issuance of Class A Common Stock in acquisition	2,478,531	3	—	—	39,235	—	—	39,238
Shares issued under stock option plan including tax effects	1,256,739	1	—	—	8,043	—	—	8,044
Share-based compensation	—	—	—	—	6,211	—	—	6,211
Balance, December 26, 2006	69,002,925	$69	5,265,376	$ 5	$255,253	$ 63,747	$ —	$319,074
Net income	—	—	—	—	—	39,325	—	39,325
Shares issued under stock option plan including tax effects	579,677	1	—	—	4,116	—	—	4,117
Minority interest liquidation adjustments	—	—	—	—	123	—	—	123
Share-based compensation	—	—	—	—	4,742	—	—	4,742
Balance, December 25, 2007	69,582,602	$70	5,265,376	$ 5	$264,234	$103,072	$ —	$367,381
Comprehensive income:								
Unrealized loss on derivatives, net of tax	—	—	—	—	—	—	(1,704)	(1,704)
Net income	—	—	—	—	—	38,168	—	38,168
Total comprehensive income								36,464
Shares issued under stock option plan including tax effects	1,000,825	1	—	—	5,249	—	—	5,250
Repurchase of shares of Common Stock	(6,512,807)	(7)	—	—	(56,967)			(56,974)
Minority interest liquidation adjustments	—	—	—	—	44	—	—	44
Share-based compensation	—	—	—	—	7,825	—	—	7,825
Balance, December 30, 2008	64,070,620	$64	5,265,376	$ 5	$220,385	$141,240	$(1,704)	$359,990

See accompanying notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended		
	December 30, 2008	December 25, 2007	December 26, 2006
Cash flows from operating activities:			
Net income	$ 38,168	$ 39,325	$ 34,009
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,694	30,446	21,357
Deferred income taxes	1,184	(2,698)	(679)
Loss on disposition of assets	1,293	655	248
Impairment and closure	2,018	1,721	481
Minority interest	841	711	585
Equity income from investments in unconsolidated affiliates	(215)	(294)	(251)
Distributions received from investments in unconsolidated affiliates	361	359	309
Provision for doubtful accounts	516	(61)	—
Share-based compensation expense	7,745	4,742	6,211
Changes in operating working capital:			
Receivables	7,865	(9,923)	1,360
Inventories	(515)	(610)	(243)
Prepaid expenses and other current assets	(2,377)	(584)	(611)
Other assets	(399)	(534)	(16)
Accounts payable	6,552	4,377	1,379
Deferred revenue—gift cards/certificates	(507)	5,230	5,006
Accrued wages	362	1,440	3,107
Excess tax benefits from share-based compensation	(3,288)	(1,786)	(3,767)
Prepaid income taxes and income taxes payable	(862)	(1,218)	9,358
Accrued taxes and licenses	2,020	(399)	2,778
Other accrued liabilities	183	2,006	603
Deferred rent	2,343	1,625	1,157
Other liabilities	232	2,037	(2,637)
Net cash provided by operating activities	101,214	76,567	79,744
Cash flows from investing activities:			
Capital expenditures—property and equipment	(102,536)	(101,923)	(97,926)
Acquisition of franchise restaurants, net of cash acquired	(17,835)	(33,222)	(13,281)
Proceeds from sale of property and equipment, including insurance proceeds	250	613	1,362
Investment in equity investees	(95)	—	—
Net cash used in investing activities	(120,216)	(134,532)	(109,845)
Cash flows from financing activities:			
Proceeds from revolving credit facility, net	67,000	33,000	30,000
Repurchase of shares of common stock	(56,974)	—	—
Proceeds from minority interest contributions and other	877	1,605	737
Distributions to minority interest holders	(1,251)	(1,100)	(794)
Excess tax benefits from share-based compensation	3,288	1,786	3,767
Repayment of stock option and other deposits	(1,812)	(259)	(412)
Proceeds from stock option and other deposits	784	1,073	1,514
Principal payments on long-term debt and capital lease obligations	(1,074)	(2,231)	(3,795)
Payments for debt issuance costs	—	(459)	—
Proceeds from exercise of stock options	1,858	2,330	3,881
Net cash provided by financing activities	12,696	35,745	34,898
Net (decrease) increase in cash	(6,306)	(22,220)	4,797
Cash and cash equivalents—beginning of year	11,564	33,784	28,987
Cash and cash equivalents—end of year	$ 5,258	$ 11,564	$ 33,784
Supplemental disclosures of cash flow information:			
Interest, net of amounts capitalized	$ 4,130	$ 1,744	$ 2,824
Income taxes	$ 19,067	$ 25,092	$ 10,887
Supplemental schedule of noncash financing activities:			
Stock acquisition of franchise restaurants	$ —	$ —	$ 39,260
Assumption of debt—acquisitions	$ —	$ —	$ 2,292

See accompanying notes to Consolidated Financial Statements.

(Tabular amounts in thousands, except share and per share data)

(1) Description of Business

The accompanying Consolidated Financial Statements as of December 30, 2008 and December 25, 2007 include the accounts of Texas Roadhouse, Inc. (the "Company"), and its wholly-owned subsidiaries, Texas Roadhouse Holdings LLC ("Holdings"), Texas Roadhouse Development Corporation ("TRDC"), and Texas Roadhouse Management Corp. The Company and its wholly-owned subsidiaries operate Texas Roadhouse restaurants. Holdings also provides supervisory and administrative services for certain other license and franchise restaurants. TRDC sells franchise rights and collects the franchise royalties and fees. Texas Roadhouse Management Corp. provides management services to Holdings, TRDC and certain other license and franchise restaurants.

At December 30, 2008 and December 25, 2007, there were 314 and 285 Texas Roadhouse restaurants operating in 46 and 44 states, respectively. Of the 314 restaurants that were operating at December 30, 2008, (i) 245 were Company restaurants, 235 of which were wholly-owned and 10 of which were majority-owned, (ii) 66 were franchise restaurants and (iii) 3 were license restaurants. Of the 285 restaurants that were operating at December 25, 2007, (i) 204 were Company restaurants, 197 of which were wholly-owned and seven of which were majority-owned, (ii) 78 were franchise restaurants and (iii) three were license restaurants.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

At December 30, 2008 and December 25, 2007, the Company had minority ownership in 19 and 18 restaurants, respectively. The unconsolidated restaurants are accounted for using the equity method. The Company exercises significant control over the operating and financial policies of these entities based on the rights granted to the Company under each entity's operating or partnership agreement. Notwithstanding the significant control exercised by the Company over their affairs, the Company does not consolidate such entities because (i) the Company owns only 5% to 10% of these entities and (ii) the revenue, expense and net income, and assets and liabilities that would be attributable to these entities would not be material to our financial position or results of operations. Should the financial position and results of operations of these entities become material to the Company's financial position and results of operations in future periods, the Company will consolidate the entities into its results. All significant intercompany balances and transactions for these unconsolidated restaurants as well as the companies whose accounts have been consolidated have been eliminated.

(b) Fiscal Year

The Company utilizes a 52 or 53 week accounting period that ends on the last Tuesday in December. The Company utilizes a 13 or 14 week accounting period for quarterly reporting purposes. Fiscal year 2008 was 53 weeks in length. In fiscal 2008, the 53rd week added $17.9 million to restaurant sales and $18.0 million to total revenues and approximately $0.03 to diluted earnings per share in our Consolidated Statement of Income. Fiscal years 2007 and 2006 were 52 weeks in length.

(c) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Book overdrafts are recorded in accounts payable and are included within operating cash flows.

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(d) Receivables

Receivables consist principally of amounts due from certain franchise and license restaurants for reimbursement of pre-opening and other expenses, amounts due for royalty fees from franchise restaurants and credit card receivables. Credit card receivables were $3.8 million at December 30, 2008 as compared to $11.7 million at December 25, 2007 due to the timing of credit card settlements as fiscal year 2007 ended on a bank holiday.

Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e) Inventories

Inventories, consisting principally of food, beverages and supplies, are valued at the lower of cost (first-in, first-out) or market. The Company purchases its products from a number of suppliers and believes there are alternative suppliers.

(f) Pre-opening Expenses

Pre-opening expenses are charged to operations as incurred. These costs include wages, benefits, travel and lodging for the training and opening management teams, rent and food, beverage and other restaurant operating expenses incurred prior to a restaurant opening for business.

(g) Property and Equipment

Property and equipment are stated at cost. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on property and equipment, including assets located on leased properties, over the shorter of the estimated useful lives of the related assets or the underlying lease term using the straight-line method. In some cases, assets on leased properties are depreciated over a period of time which includes both the initial term of the lease and one or more option periods. See note 2(p).

The estimated useful lives are:

Land improvements	10-25 years
Buildings and leasehold improvements	10-25 years
Equipment and smallwares	3-10 years
Furniture and fixtures	3-10 years

(h) Goodwill

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Goodwill is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. A goodwill impairment is recognized to the extent that the carrying amount exceeds the asset's implied fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, *Business Combinations* ("SFAS No. 141"). The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144").

(i) Other Assets

Other assets consist primarily of deposits and costs related to the issuance of debt. The debt issuance costs are being amortized to interest expense over the term of the related debt.

(j) Impairment of Long-lived Assets

In accordance with SFAS No. 144, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

The Company recorded an impairment of $1.4 million in 2008 as a result of reducing the carrying value of one underperforming restaurant to its estimated fair value in the fourth quarter of 2008, based on its historical results and anticipated future trends of operation. The impairment included land, building, fixtures and equipment. The Company recorded an impairment of $1.7 million in 2007 as a result of reducing the carrying value of one underperforming restaurant to its estimated fair value in the fourth quarter of 2008, based on its historical results and anticipated future trends of operation. The impairment included building, fixtures and equipment. Subsequently, in the first quarter of 2008 this restaurant was closed and the Company recorded $0.8 million in 2008 due to a lease reserve and other charges incurred in conjunction with the closure. The Company recorded an impairment of $0.5 million in 2006 with respect to two restaurants that were approved to relocate to better sites in their respective markets. The impairment included leasehold improvements, fixtures and equipment.

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(k) Insurance Reserves

The Company self-insures a significant portion of expected losses under its workers compensation, general liability and property insurance programs. The Company purchases insurance for individual claims that exceed the amounts listed below:

Workers compensation	$250,000
General liability	$100,000
Property	$ 25,000

The Company records a liability for unresolved claims and for an estimate of incurred but not reported claims at its anticipated cost based on estimates provided by a third party administrator and actuary. The estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Estimates of claims reserves are discounted using a discount rate of approximately 3.0% resulting in a discount of $0.2 million at December 30, 2008 and December 25, 2007. The Company's assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances.

(l) Segment Reporting

As of December 30, 2008, the Company operated 245 Texas Roadhouse restaurants, each as a single operating segment, and franchised and/or licensed an additional 69 restaurants. The restaurants operate exclusively in the U.S. within the casual dining segment of the restaurant industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenue from external customers is derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. The Company aggregates similar operating segments into a single reportable operating segment if the businesses are considered similar under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. The Company considers restaurant and franchising operations as similar and has aggregated them into a single reportable segment.

(m) Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue primarily represents the Company's liability for gift cards and certificates that have been sold, but not yet redeemed. When the gift cards and certificates are redeemed, the Company recognizes restaurant sales and reduces deferred revenue.

For some of the gift cards that were sold, the likelihood of redemption is remote. When the likelihood of a gift card's redemption is determined to be remote, the Company records a breakage adjustment and reduces deferred revenue by the amount never expected to be redeemed. The Company uses historic gift card redemption patterns to determine when the likelihood of a gift card's redemption becomes remote and has determined that approximately 5% of the value of gift cards will never be redeemed. The methodology the Company uses to match the expected redemption value of unredeemed gift cards to its historic redemption patterns is to amortize the historic 5% rate of breakage over a three year period. As a result, the amount of unredeemed gift card liability included in

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

deferred revenue is the full value of unredeemed gift cards less the amortized portion of the 5% rate of breakage. The Company reviews and adjusts its estimates on a quarterly basis.

The Company franchises Texas Roadhouse restaurants. The Company executes franchise agreements for each franchise restaurant which sets out the terms of our arrangement with the franchisee. Our franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to the Company's approval and payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration. The Company collects ongoing royalties of 2.0% to 4.0% of sales from franchise restaurants. These ongoing royalties are reflected in the accompanying consolidated statements of income as franchise royalties and fees. The Company recognizes initial franchise fees as revenue after performing substantially all initial services or conditions required by the franchise agreement, which is generally upon the opening of a restaurant. The Company received initial franchise fees of $0.1 million for the years ended December 30, 2008 and December 25, 2007, respectively, and $0.2 million for the year ended December 26, 2006. Continuing franchise royalties are recognized as revenue as the fees are earned. The Company also performs supervisory and administrative services for certain franchise and license restaurants for which it receives management fees, which are recognized as the services are performed. Revenue from supervisory and administrative services is recorded as a reduction of general and administrative expenses in the accompanying consolidated statements of income. Total revenue recorded for supervisory and administrative services for each of the years ended December 30, 2008, December 25, 2007 and December 26, 2006 was approximately $0.5 million.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenue in the consolidated statements of income.

(n) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109* ("FIN 48"), on December 27, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements prepared in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, a tax position adopted is subjected to two levels of evaluation. Initially, a determination is made as to whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In conducting this evaluation, management should presume that the

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

position will be examined by the appropriate taxing authority possessing full knowledge of all relevant information. The second level of evaluation is the measurement of a tax position that satisfies the more-likely-than-not recognition threshold. This measurement is performed in order to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 further requires tabular disclosure of material activity related to unrecognized tax benefits that do not satisfy the recognition provisions established under FIN 48.

(o) Advertising

The Company has a system-wide marketing and advertising fund. The Company maintains control of the marketing and advertising fund and, as such, has consolidated the fund's activity for the years ended December 30, 2008, December 25, 2007 and December 26, 2006. Company and franchise restaurants are required to remit a designated portion of sales, currently 0.3%, to the advertising fund. Advertising costs also include local restaurant area marketing initiatives. Advertising costs are expensed as incurred.

Advertising costs amounted to approximately $6.1 million, $4.8 million and $4.1 million for the years ended December 30, 2008, December 25, 2007 and December 26, 2006, respectively.

(p) Leases and Leasehold Improvements

The Company leases land, buildings, and/or certain equipment for several of its restaurants under noncancelable lease agreements. The Company's land and building leases typically have initial terms ranging from ten to 15 years, and certain renewal options for one or more five-year periods. The Company accounts for leases in accordance with SFAS No. 13, *Accounting for Leases*, and other related authoritative guidance. When determining the lease term, the Company includes option periods for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the Company is subject is the economic detriment associated with the existence of leasehold improvements which might become impaired if the Company chooses not to continue the use of the leased property.

Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rent during the original term of the lease. For these leases, the Company recognized the related rent expense on a straight-line basis over the lease term and recorded the difference between the amounts charged to operations and amounts paid as deferred rent. We generally do not receive rent holidays, rent concessions or leasehold improvement incentives upon opening a restaurant that is subject to a lease.

Additionally, certain of the Company's operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of the target is considered probable.

(q) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

Consolidated Financial Statements and the reporting of revenue and expenses during the period to prepare these Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill, obligations related to insurance reserves, income taxes and share-based compensation expense. Actual results could differ from those estimates.

(r) Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and other comprehensive income (loss) items that are excluded from net income under generally accepted accounting principles ("GAAP") in the United States. These items included net unrealized gains (losses) on securities and the effective unrealized portion of changes in fair value of cash flow hedges.

(s) Equity Incentive Plan

In the first quarter of 2006, the Company adopted SFAS No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R"), which replaces SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), supersedes APB 25, *Accounting for Stock Issued to Employees* and related interpretations, and amends SFAS No. 95, *Statement of Cash Flows*. The provisions of SFAS 123R are similar to those of SFAS 123. However, SFAS 123R requires all new, modified and unvested share-based payments to employees, including grants of employee stock options and restricted stock, be recognized in the financial statements as compensation costs over the service period based on their fair value on the date of grant. Compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest.

In accordance with the FASB Position FAS 123 (R)—3, *Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards*, the Company has elected the alternative transition method to calculate the beginning balance of the pool of excess tax benefits. The beginning balance of excess tax benefits was calculated as the sum of all net increases in additional paid-in-capital related to tax benefits from share-based employee compensation, less the incremental tax effect of share-based compensation costs that would have been recognized if the fair value recognition provisions of SFAS 123 had been used to account for share-based compensation costs.

(t) Fair Value of Financial Instruments

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For those financial assets and liabilities the Company records or discloses at fair value, the Company adopted SFAS 157 at the beginning of fiscal year 2008. Fair value is determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration, and considers counterparty performance risk.

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(u) Derivative Instruments and Hedging Activities

The Company does not use derivative instruments for trading purposes. Currently, the Company's only free standing current derivative instrument is an interest rate swap agreement.

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, as amended, which requires that all derivative instruments be recorded on the consolidated balance sheet at their respective fair values. The accounting for changes in the fair value of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship. The Company's current derivative has been designated and qualifies as a cash flow hedge. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or period during which the hedged transaction affects earnings. There was no hedge ineffectiveness recognized during the period ended December 30, 2008. As of December 25, 2007, the Company did not have any derivative contracts.

(v) Recent Accounting Pronouncements

In February 2008, the FASB issued Staff Position FAS 157-2, *Effective Date of FASB Statement No.* 157, which delayed the effective date of SFAS 157 for most nonfinancial asset and nonfinancial liabilities until fiscal years beginning after November 15, 2008 (fiscal year 2009 for the Company). The Company does not expect the adoption of SFAS 157 for nonfinancial assets and liabilities will have a material impact on its consolidated financial position, results of operations or cash flows. See note 14 for additional fair value discussions.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The provisions of SFAS 159 were effective as of the beginning of the Company's 2008 fiscal year. The adoption of SFAS 159 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2007, The FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes the principles and requirements for how an acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations consummated on or after the beginning of the first annual reporting period on or after December 15, 2008 (fiscal year 2009 for the Company). The Company is currently evaluating the impact SFAS 141R will have on any potential future business combinations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes accounting

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

and reporting standards that require: 1) noncontrolling interests to be reported as a component of equity; 2) changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions; and 3) any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value. SFAS 160 is to be applied prospectively to business combinations consummated on or after the beginning of the first annual reporting period on or after December 15, 2008 (fiscal year 2009 for the Company). The Company does not expect the adoption of SFAS 160 will have a material impact on its consolidated financial position, results or operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 provides companies with requirements for enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company's financial position, financial performance and cash flows. These requirements include the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (fiscal year 2009 for the Company). SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of SFAS 161 will have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States. This statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.* The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial position, results of operations or cash flows.

(3) Acquisitions

On September 24, 2008, the Company acquired one franchise restaurant in Florida, which is expected to have no significant net revenue or accretive impact on an on-going annual basis. Pursuant to the terms of the acquisition agreement, the Company paid a purchase price of approximately $1.5 million. This acquisition is consistent with the Company's long-term strategy to increase net income and earnings per share.

This transaction was accounted for using the purchase method as defined in SFAS No. 141, Business Combinations ("SFAS 141"). Based on a purchase price of $1.5 million, including approximately $0.1 million of direct acquisition costs and net of $0.1 million of cash acquired, and the Company's estimates of the fair value of net assets acquired, $1.0 million of goodwill was generated by the acquisition, which is not amortizable for book purposes, but is deductible for tax purposes.

(Tabular amounts in thousands, except share and per share data)

(3) Acquisitions (Continued)

The purchase price has been preliminarily allocated as follows:

Current assets	$ 39
Property and equipment, net	204
Goodwill	1,024
Intangible asset	270
Other assets	11
Current liabilities	(92)
	$1,456

If the acquisition had been completed as of the beginning of the year ended December 25, 2007, pro forma revenue, net income and earnings per share would have been as follows:

	53 Weeks Ended December 30, 2008	52 Weeks Ended December 25, 2007
Revenue	$883,097	$738,760
Net income	$ 38,243	$ 39,434
Basic EPS	$ 0.53	$ 0.53
Diluted EPS	$ 0.52	$ 0.51

As a result of this acquisition, the Company recorded an intangible asset relating to certain reacquired franchise rights of $0.3 million in accordance with Emerging Issues Task Force ("EITF") Issue No. 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination ("EITF 04-1"). EITF 04-1 requires that a business combination between two parties that have a preexisting relationship be evaluated to determine if a settlement of a preexisting relationship exists. EITF 04-1 also requires that certain reacquired rights (including the rights to the acquirer's trade name under a franchise agreement) be recognized as intangible assets apart from goodwill. However, if a contract giving rise to the reacquired rights includes terms that are favorable or unfavorable when compared to pricing for current market transactions for the same or similar items, EITF 04-1 requires that a settlement gain or loss be measured as the lesser of (i) the amount by which the contract is favorable or unfavorable under market terms from the perspective of the acquirer or (ii) the stated settlement provisions of the contract available to the counterparty to which the contract is unfavorable.

The intangible asset of $0.3 million has a weighted-average life of approximately 15 years. When calculating this intangible asset, the Company considered the remaining term of the existing franchise agreement including renewals. The Company recorded amortization expense relating to the intangible asset of approximately $4,000 for the year ended December 30, 2008. The Company expects the annual expense for each of the next five years to be approximately $17,000.

Effective July 23, 2008, the Company completed the acquisitions of nine franchise restaurants located in Tennessee. Pursuant to the terms of the acquisition agreements, the Company paid an aggregate purchase price of approximately $8.4 million. These acquisitions are consistent with the Company's long-term strategy to increase net income and earnings per share.

(Tabular amounts in thousands, except share and per share data)

(3) Acquisitions (Continued)

These transactions were accounted for using the purchase method as defined in SFAS No. 141. Based on a purchase price of $8.4 million, including approximately $0.2 million of direct acquisition costs and net of the $0.1 million of cash acquired and the $0.1 million charge related to EITF 04-1, and the Company's estimates of the fair value of net assets acquired, $5.7 million of goodwill was generated by the acquisitions, which is not amortizable for book purposes, but is deductible for tax purposes.

The purchase price has been preliminarily allocated as follows:

Current assets	$ 264
Property and equipment, net	1,741
Goodwill	5,696
Intangible asset	3,465
Current liabilities	(2,776)
	$ 8,390

If the acquisitions had been completed as of the beginning of the year ended December 25, 2007, pro forma revenue, net income and earnings per share would have been as follows:

	53 Weeks Ended December 30, 2008	52 Weeks Ended December 25, 2007
Revenue	$896,765	$764,149
Net income	$ 37,944	$ 39,957
Basic EPS	$ 0.52	$ 0.54
Diluted EPS	$ 0.51	$ 0.52

As a result of these acquisitions, the Company incurred a charge of $0.1 million and recorded an intangible asset relating to certain reacquired franchise rights of $3.5 million in accordance with EITF 04-1.

The intangible asset of $3.5 million has a weighted-average life of approximately 13 years. When calculating this intangible asset, the Company considered the remaining term of the existing franchise agreements including renewals. The remaining terms ranged from 10 to 19 years. The Company recorded amortization expense relating to the intangible asset of approximately $0.1 million for the year ended December 30, 2008. The Company expects the annual expense for each of the next five years to be $0.3 million.

On March 26, 2008, the first day of the Company's second fiscal quarter, the Company completed the acquisitions of three restaurants located in Kentucky and Missouri. Pursuant to the terms of the acquisition agreements, the Company paid an aggregate purchase price of approximately $8.5 million. These acquisitions are consistent with the Company's long-term strategy to increase net income and earnings per share.

These transactions were accounted for using the purchase method as defined in SFAS 141. Based on a purchase price of $8.2 million, including approximately $0.1 million of direct acquisition costs and net of the $0.4 million of cash acquired and the $47,000 charge related to EITF 04-1, and the

(Tabular amounts in thousands, except share and per share data)

(3) Acquisitions (Continued)

Company's estimates of the fair value of net assets acquired, $6.4 million of goodwill was generated by the acquisitions, which is not amortizable for book purposes, but is deductible for tax purposes.

The purchase price has been preliminarily allocated as follows:

Current assets	$ 84
Property and equipment, net	867
Goodwill	6,436
Intangible asset	1,579
Current liabilities	(675)
Noncurrent liabilities	(105)
	$8,186

If the acquisitions had been completed as of the beginning of the year ended December 25, 2007, pro forma revenue, net income and earnings per share would have been as follows:

	53 Weeks Ended December 30, 2008	52 Weeks Ended December 25, 2007
Revenue	$883,775	$747,636
Net income	$ 38,290	$ 39,809
Basic EPS	$ 0.53	$ 0.53
Diluted EPS	$ 0.52	$ 0.52

As a result of these acquisitions, the Company incurred a charge of $47,000 and recorded an intangible asset relating to certain reacquired franchise rights of $1.6 million in accordance with EITF 04-1.

The intangible asset of $1.6 million has a weighted-average life of approximately 13 years. When calculating this intangible asset, the Company considered the remaining term of the existing franchise agreements including renewals. The remaining terms ranged from ten to 16 years. The Company recorded amortization expense relating to the intangible asset of approximately $0.1 million for the 53 weeks ended December 30, 2008. The Company expects the annual expense for each of the next five years to be $0.1 million.

On June 27, 2007, the first day of the Company's third fiscal quarter, the Company completed the acquisitions of nine restaurants located in Indiana, Kentucky and Missouri. Pursuant to the terms of the acquisition agreements, the Company paid an aggregate purchase price of approximately $22.9 million. In conjunction with these acquisitions, the Company acquired land and buildings leased by seven of the nine franchisees from parties related to those franchisees for an aggregate purchase price of approximately $12.1 million. These acquisitions are consistent with the Company's long-term strategy to increase net income and earnings per share.

These transactions were accounted for using the purchase method as defined in SFAS No. 141, *Business Combinations*. Based on a purchase price of $33.0 million, including $0.2 million of direct acquisition costs and net of the $1.6 million of cash acquired and the $0.5 million charge related to Emerging Issues Task Force ("EITF") Issue No. 04-1, *Accounting for Preexisting Relationships between*

(Tabular amounts in thousands, except share and per share data)

(3) Acquisitions (Continued)

the Parties to a Business Combination ("EITF 04-1"), and the Company's estimates of the fair value of net assets acquired, $15.0 million of goodwill was generated by the acquisitions, which is not amortizable for book purposes, but is deductible for tax purposes.

The purchase price has been allocated as follows:

Current assets	$ 427
Property and equipment, net	15,629
Goodwill	15,002
Intangible asset	4,064
Other assets	12
Current liabilities	(2,078)
Other liabilities	(18)
	$33,038

If the acquisitions had been completed as of the beginning of the year ended December 25, 2007, pro forma revenue, net income and earnings per share would have been as follows:

	52 Weeks Ended	
	December 25, 2007	December 26, 2006
Revenue	$752,077	$629,055
Net income	$ 39,768	$ 35,137
Basic EPS	$ 0.53	$ 0.48
Diluted EPS	$ 0.52	$ 0.46

As a result of these acquisitions, the Company incurred a charge of $0.5 million and recorded an intangible asset relating to certain reacquired franchise rights of $4.1 million in accordance with EITF 04-1.

The intangible asset of $4.1 million has a weighted-average life of approximately 13 years. When calculating this intangible asset, the Company considered the remaining term of the existing franchise agreements including renewals. The remaining terms ranged from nine to 18 years. The Company recorded amortization expense relating to the intangible asset of approximately $0.3 million and $0.2 million for the 53 and 52 weeks ended December 30, 2008 and December 25, 2007, respectively. The Company expects the annual expense for each of the next five years to be $0.3 million.

(Tabular amounts in thousands, except share and per share data)

(4) Long-term Debt and Obligations Under Capital Leases

Long-term debt and obligations under capital leases consisted of the following:

	December 30, 2008	December 25, 2007
Installment loans, due 2008-2020	$ 2,194	$ 3,210
Obligations under capital leases	516	574
Revolver	130,000	63,000
	132,710	66,784
Less current maturities	228	302
	$132,482	$66,482

Maturities of long-term debt and obligations under capital leases at December 30, 2008 are as follows:

2009	$ 228
2010	254
2011	274
2012	130,304
2013	338
Thereafter	1,084
	$132,482

The weighted average interest rates for installment loans outstanding at December 30, 2008 and December 25, 2007 were 10.55% and 9.95%, respectively. The debt is secured by certain land, buildings, and equipment.

On May 31, 2007, the Company amended and restated its existing five-year revolving credit facility dated October 8, 2004 with a syndicate of commercial lenders led by Bank of America, N.A., Banc of America Securities LLC and National City Bank which, in December 2008, was acquired by PNC Bank. The facility was increased from $150.0 million to $250.0 million and the term was extended to May 31, 2012. The terms of the facility require the Company to pay interest on outstanding borrowings at LIBOR plus a margin of 0.50% to 0.875%, depending on its leverage ratio, or the Base Rate, which is the higher of the issuing bank's prime lending rate or the Federal Funds rate plus 0.50%. The Company is required to pay a commitment fee of 0.10% to 0.175% per year on any unused portion of the facility, depending on the Company's leverage ratio. The weighted-average interest rate for the revolver at December 30, 2008 and December 25, 2007 was 2.73% and 5.73%, respectively. At December 30, 2008, the Company had $130.0 million outstanding under the credit facility and $116.0 million of availability, net of $4.0 million of outstanding letters of credit.

The lenders' obligation to extend credit under the facility depends on the Company maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. The new credit facility permits the Company to incur additional secured or unsecured indebtedness outside the facility, except for the incurrence of secured indebtedness that in the aggregate exceeds 20% of the Company's consolidated

(Tabular amounts in thousands, except share and per share data)

(4) Long-term Debt and Obligations Under Capital Leases (Continued)

tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness would prevent the Company from complying with its financial covenants. The Company is currently in compliance with all covenants as of December 30, 2008.

On October 22, 2008, the Company entered into an interest rate swap, starting on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of its variable rate credit facility. The Company has designated the interest rate swap as a cash flow hedge of its exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under its revolving credit facility. Under the terms of the swap, the Company pays a fixed rate of 3.83% on the $25.0 million notional amount and receives payments from the counterparty based on the 1-month LIBOR rate for a term ending on November 7, 2015, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount. Changes in the fair value of the interest rate swap will be reported as a component of accumulated other comprehensive income.

(5) Property and Equipment, Net

Property and equipment were as follows:

	December 30, 2008	December 25, 2007
Land and improvements	$ 92,733	$ 88,307
Buildings and leasehold improvements	295,513	242,171
Equipment and smallwares	127,179	102,330
Furniture and fixtures	41,217	33,839
Construction in progress	22,959	14,890
Liquor licenses	4,651	4,363
	584,252	485,900
Accumulated depreciation and amortization	(128,120)	(95,522)
	$ 456,132	$390,378

The amount of interest capitalized in connection with restaurant construction was approximately $0.5 million, $1.0 million and $0.9 million for the years ended December 30, 2008, December 25, 2007 and December 26, 2006, respectively.

(Tabular amounts in thousands, except share and per share data)

(6) Goodwill

The changes in the carrying amount of goodwill are as follows:

Balance as of December 26, 2006	$ 86,649
Additions	15,207
Disposals and other, net	—
Balance as of December 25, 2007	101,856
Additions	12,951
Disposals and other, net	—
Balance as of December 30, 2008	$114,807

Refer to note 3 for discussion of acquisitions completed during fiscal 2008 and fiscal 2007.

(7) Leases

The following is a schedule of future minimum lease payments required for capital leases and operating leases that have initial or remaining noncancelable terms in excess of one year as of December 30, 2008:

	Capital Leases	Operating Leases
2009	$117	$ 18,793
2010	117	18,629
2011	117	18,735
2012	117	18,551
2013	117	18,314
Thereafter	117	114,592
Total	702	$207,614
Less amount representing interest of 11.4%	186	
Present value of minimum capital lease payments	516	
Less current maturities of obligations under capital leases	65	
Obligations under capital leases, excluding current maturities	$451	

Capitalized lease assets, primarily building and equipment, with an original cost of approximately $1.5 million at both December 30, 2008 and December 25, 2007 are being amortized on a straight-line basis over the applicable lease terms and interest expense is recognized on the outstanding obligations. The total accumulated amortization of property and equipment held under capital leases totaled $1.0 million at December 30, 2008 and December 25, 2007.

(Tabular amounts in thousands, except share and per share data)

(7) Leases (Continued)

Rent expense for operating leases consisted of the following:

	December 30, 2008	December 25, 2007	December 26, 2006
Minimum rent—occupancy	$15,232	$11,137	$ 9,342
Contingent rent	647	598	710
Rent expense, occupancy	15,879	11,735	10,052
Minimum rent—equipment and other	2,152	1,969	3,495
Rent expense	$18,031	$13,704	$13,547

(8) Income Taxes

Components of the Company's income tax (benefit) and provision for the years ended December 30, 2008, December 25, 2007 and December 26, 2006 are as follows:

	Year Ended December 30, 2008	Year Ended December 25, 2007	Year Ended December 26, 2006
Current:			
Federal	$14,457	$19,486	$16,971
State	3,748	4,388	3,089
Total current	18,205	23,874	20,060
Deferred:			
Federal	1,036	(2,353)	(613)
State	148	(345)	(66)
Total deferred	1,184	(2,698)	(679)
Income tax provision	$19,389	$21,176	$19,381

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for December 25, 2007, December 26, 2006 and December 27, 2005 is as follows:

	December 30, 2008	December 25, 2007	December 26, 2006
Tax at statutory federal rate	35.0%	35.0%	35.0%
State and local tax, net of federal benefit	3.7	3.7	3.1
Federal tax credits	(7.7)	(5.9)	(5.2)
Incentive stock options	1.7	1.8	2.2
EITF 04-1 charge relating to acquisition	—	—	0.6
Other	1.0	0.4	0.6
Total	33.7%	35.0%	36.3%

(Tabular amounts in thousands, except share and per share data)

(8) Income Taxes (Continued)

Components of deferred tax assets (liabilities) are as follows:

	December 30, 2008	December 25, 2007
Deferred tax assets:		
Insurance reserves	$ 1,692	$ 1,604
Other reserves	142	115
Deferred rent	3,021	2,081
Share-based compensation	3,567	1,901
Unredeemed gift cards	2,544	2,213
Other assets and liabilities	2,399	789
Total deferred tax asset	13,365	8,703
Deferred tax liabilities:		
Depreciation and amortization	(17,448)	(12,736)
Other assets and liabilities	(160)	(26)
Total deferred tax liability	(17,608)	(12,762)
Net deferred tax liability	$ (4,243)	$ (4,059)
Current deferred tax asset	$ 1,962	$ 841
Noncurrent deferred tax liability	(6,205)	(4,900)
Net deferred tax liability	$ (4,243)	$ (4,059)

The Company has not provided any valuation allowance as it believes the realization of its deferred tax assets is more likely than not.

The adoption of FIN 48 on December 27, 2006 did not result in any change to the Company's unrecognized tax benefits. The Company's gross unrecognized tax benefits were $0.6 million and $0.7 million at December 30, 2008 and December 25, 2007, respectively. In addition, activity related to the Company's unrecognized tax benefits was not material during the year ended December 30, 2008. The Company, consistent with its existing policy, recognizes both interest and penalties on unrecognized tax benefits as part of income tax expense. As of December 30, 2008 and December 25, 2007, the total amount of accrued penalties and interest related to uncertain tax provisions was $0.5 million and $0.2 million, respectively. Included in the balance of total unrecognized tax benefits at December 30, 2008 are no potential benefits, which, if recognized, would affect the effective tax rate on income taxes.

All entities for which unrecognized tax benefits exist as of December 30, 2008 possess a December tax year-end. As a result, as of December 30, 2008, the tax years ended December 27, 2005, December 26, 2006 and December 25, 2007 remain subject to examination by all tax jurisdictions. As of December 30, 2008, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in a material change to the Company's unrecognized tax benefits. Additionally, as of December 30, 2008, no event occurred that is likely to result in a significant increase or decrease in the unrecognized tax benefits through December 29, 2009.

(Tabular amounts in thousands, except share and per share data)

(9) Preferred Stock

The Company's board of directors is authorized, without further vote or action by the holders of Class A common stock, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. There are no shares of preferred stock outstanding at December 30, 2008 and December 25, 2007.

(10) Stockholders' Equity

The Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class B common stock is entitled to ten votes to each share held of record on the applicable record date for all of these matters. W. Kent Taylor, or other entities controlled by him, will be the only holders of shares of Class B common stock. Each share of the Company's Class B common stock is automatically convertible into one share of Class A common stock upon the earliest of:

- The date such share ceases to be beneficially owned, as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, by Mr. Taylor;
- The date that Mr. Taylor ceases to beneficially own at least 20% of the outstanding shares of our common stock;
- The death or permanent disability of Mr. Taylor; and
- September 30, 2009.

In addition, each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of Mr. Taylor.

Earnings per share calculations included in the accompanying consolidated financial statements and notes thereto are calculated using the total of Class A and Class B common stock.

On February 14, 2008, the Company's Board of Directors approved a stock repurchase program under which it authorized the Company to repurchase up to $25.0 million of its Class A common stock. On July 8, 2008, the Company's Board of Directors approved a $50.0 million increase in the Company's stock repurchase program. The Company's total stock repurchase authorization increased to $75.0 million. Under this program, the Company may repurchase outstanding shares of its Class A common stock from time to time in open market transactions during the two-year period ending February 14, 2010. The timing and amount of any repurchases will be determined by management of the Company under parameters established by its Board of Directors, based on its evaluation of the Company's stock price, market conditions and other corporate considerations.

For the year ended December 30, 2008, the Company paid approximately $56.8 million, excluding commissions, to repurchase 6,512,807 shares at an average price of $8.73 per share.

(11) Earnings Per Share

The share and net income per share data for all periods presented are based on the historical weighted-average shares outstanding. The diluted earnings per share calculations show the effect of the weighted-average stock options and restricted stock awards outstanding from the Company's equity incentive plan as discussed in note 13. The Company adopted SFAS 123R in the first quarter of 2006 as discussed in note 2. For the years ended December 30, 2008, December 25, 2007, and December 26, 2006, options to purchase 3,700,036, 2,277,518 and 1,869,708 shares, respectively, were outstanding but not included in the computation of diluted net income per share because their inclusion would have had an anti-dilutive effect.

The following table sets forth the calculation of weighted average shares outstanding (in thousands) as presented in the accompanying consolidated statements of income:

	Fiscal Year Ended		
	December 30, 2008	December 25, 2007	December 26, 2006
Net income	$38,168	$39,325	$34,009
Basic EPS:			
Weighted-average common shares outstanding	72,672	74,611	73,876
Basic EPS	$ 0.53	$ 0.53	$ 0.46
Diluted EPS:			
Weighted-average common shares outstanding	72,672	74,611	73,876
Dilutive effect of stock options	1,407	2,221	2,644
Shares—diluted	74,079	76,832	76,520
Diluted EPS	$ 0.52	$ 0.51	$ 0.44

(12) Commitments and Contingencies

The estimated cost of completing capital project commitments at December 30, 2008 and December 25, 2007 was approximately $34.0 million and $90.0 million, respectively.

The Company entered into real estate lease agreements for franchise restaurants located in Everett, MA, Longmont, CO, Montgomeryville, PA and Fargo, ND before granting franchise rights for those restaurants. The Company has subsequently assigned the leases to the franchisees, but remains contingently liable if a franchisee defaults, under the terms of the lease. The Longmont lease was assigned in October 2003 and expires in May 2014, the Everett lease was assigned in September 2002 and expires in February 2018, the Montgomeryville lease was assigned in October 2004 and expires in June 2021 and the Fargo lease was assigned in February 2006 and expires in July 2016. As the fair value of the guarantees is not considered significant, no liability has been recorded. As discussed in note 15, the Everett, MA, Longmont, CO, and Fargo, ND restaurants are owned, in whole or part, by certain officers, directors and 5% stockholders of the Company.

(Tabular amounts in thousands, except share and per share data)

(12) Commitments and Contingencies (Continued)

The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

During the year ended December 30, 2008, the Company bought most of its beef from three suppliers. Although there are a limited number of beef suppliers, management believes that other suppliers could provide similar product on comparable terms. A change in suppliers, however, could cause supply shortages and a possible loss of sales, which would affect operating results adversely. The Company has no material minimum purchase commitments with its vendors that extend beyond a year.

(13) Share-based Compensation

In May 2004, the Company adopted an equity incentive plan (the "Plan") for eligible participants. This Plan amended and restated the 1997 Texas Roadhouse Management Corp. Stock Option Plan. The Plan provides for granting of incentive and non-qualified stock options to purchase shares of Class A common stock, stock bonus awards (restricted stock unit awards ("RSUs")) and restricted stock awards. The Plan provides for the issuance of 16,000,000 shares of Class A common stock plus an annual increase to be added on the first day of the year for a period of ten years, commencing on January 1, 2005 and ending on (and including) January 1, 2014, equal to the lesser of one percent of the shares of Class A common stock outstanding or 1,000,000 shares of Class A common stock. Options are exercisable at various periods ranging from one to ten years from the date of grant. The Company requires certain eligible employees to make refundable deposits which may be applied to the exercise price of outstanding and vested stock options. These deposits are classified as stock option and other deposits in the accompanying consolidated balance sheets. Beginning in 2008, the Company changed the method by which it provides share-based compensation to its employees by eliminating stock option grants and, instead, granting RSUs as a form of share-based compensation. An RSU is the conditional right to receive one share of Class A common stock upon satisfaction of the vesting requirement.

The following table summarizes the share-based compensation recorded in the accompanying condensed consolidated statements of income:

	Fiscal Year Ended		
	December 30, 2008	December 25, 2007	December 26, 2006
Labor expense	$2,647	$1,955	$3,247
General and administrative expense	5,098	2,787	2,964
Total share-based compensation expense	$7,745	$4,742	$6,211

A summary of option activity as of December 30, 2008 and changes during the period then ended is presented below.

(Tabular amounts in thousands, except share and per share data)

(13) Share-based Compensation (Continued)

Summary Details for Plan Share Options

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 25, 2007	7,356,978	$ 9.11		
Granted	60,000	6.45		
Forfeited	(139,830)	13.00		
Exercised	(1,000,825)	1.96		
Outstanding at December 30, 2008	6,276,323	$10.14	5.99	$6,359
Exercisable at December 30, 2008	5,566,756	$ 9.65	5.75	$6,356

In the fourth quarter of 2008, the Company awarded 60,000 fully vested stock options to two consultants for services performed for the Company. In conjunction with the granting of these options, the Company recorded approximately $40,000 in consulting fee expense and approximately $80,000 in building costs as part of a building under construction at December 30, 2008.

The weighted-average grant date fair value of options granted during the years ended December 30, 2008, December 25, 2007 and December 26, 2006 was $6.45, $4.59 and $5.12, respectively, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended		
	December 30, 2008	December 25, 2007	December 26, 2006
Risk-free interest rate	1.67%	4.41%	4.80%
Expected term (years)	3.0	3.0 - 5.0	3.0 - 5.0
Expected dividend yield	0.0%	0.0%	0.0%
Volatility	43%	36%	41%

In connection with its adoption of SFAS 123R, the Company determined that it was appropriate to group stock option grants into three homogeneous groups when estimating expected term. These groups consist of grants made primarily to executives, grants made primarily to restaurant-level employees, and grants made to corporate office employees.

Prior to the adoption of SFAS 123R, the Company used a four-year term as the expected term of all stock option grants. In connection with its adoption of SFAS 123R and the increasing amount of historical data the Company now possesses with regard to stock option exercise activity, the Company re-evaluated its expected term assumptions. Based on historical exercise and post-vesting employee termination behavior, the expected life for options granted to its executives is approximately 5.0 years. For options granted to restaurant-level employees, the expected life is approximately 4.0 years. For options granted to its corporate office employees and consultants, the expected life is approximately 3.0 years. The Company based its expected volatility on the volatilities of similar entities for an

(Tabular amounts in thousands, except share and per share data)

(13) Share-based Compensation (Continued)

appropriate period of time along with the volatility of the Company's stock since its stock began trading on October 5, 2004 in connection with its initial public offering. In accordance with Staff Accounting Bulletin No. 107, for grants issued after October 4, 2006, the Company based its expected volatility solely on the volatility of the Company's stock since its initial public offering.

The total intrinsic value of options exercised during the years ended December 30, 2008, December 25, 2007 and December 26, 2006 was $8.1 million, $5.9 million and $14.3 million, respectively. As of December 30, 2008, with respect to unvested stock options, there was $1.3 million of unrecognized compensation cost that is expected to be recognized over a weighted-average period of 0.6 years. The total grant date fair value of stock options vested during the years ended December 30, 2008, December 25, 2007 and December 26, 2006 was $6.3 million, $6.0 million and $6.6 million, respectively.

For the years ended December 30, 2008, December 25, 2007 and December 26, 2006, cash received from options exercised was $1.9 million, $2.3 million and $3.9 million, respectively. The excess tax benefit realized from tax deductions associated with options exercised for the years ended December 30, 2008, December 25, 2007 and December 26, 2006 was $3.3 million, $1.8 million and $3.8 million, respectively.

Summary Details for RSUs

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 25, 2007	—	$ —
Granted	1,273,930	9.64
Forfeited	(20,400)	10.05
Vested	—	—
Outstanding at December 30, 2008	1,253,530	$ 9.63

As of December 30, 2008, with respect to unvested RSUs, there was $8.3 million of unrecognized compensation cost that is expected to be recognized over a weighted-average period of 1.9 years. The vesting terms of the RSUs range from approximately 1.0 to 5.0 years.

Summary Details for Restricted Stock

In the fourth quarter of 2006, the Company awarded 36,000 restricted shares, at a weighted-average price of $14.55 per share, to two corporate office employees under the terms of the Plan. The restricted shares vest after three years. At December 30, 2008, the unrecognized compensation expense related to the restricted stock grants totaled approximately $0.1 million and will be recognized over the remaining vesting period. There were no restricted stock awards in 2008, 2007 or prior to fiscal 2006.

(Tabular amounts in thousands, except share and per share data)

(14) Fair Value Measurement

At December 30, 2008 and December 25, 2007, the fair value of cash and cash equivalents, accounts receivable and accounts payable approximated their carrying value based on the short-term nature of these instruments. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for instruments of similar terms and maturities. The carrying amounts and related estimated fair values for the Company's debt are as follows:

	December 30, 2008		December 25, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Installment loans	$ 2,194	$ 2,866	$ 3,210	$ 3,500
Revolver	130,000	130,000	63,000	63,000

On December 26, 2007, the Company adopted SFAS 157, which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. SFAS 157 applies whenever other statements require or permit assets or liabilities to be measured at fair value.

As of December 30, 2008, the Company's financial assets and financial liabilities that are measured at fair value on a recurring basis are comprised of an interest rate swap and the Second Amended and Restated Deferred Compensation Plan of Texas Roadhouse Management Corp., as amended, (the "Deferred Compensation Plan"). The Company entered into the interest rate swap with the objective of eliminating the variability of its interest expense that arises because of changes in the variable interest rate for the designated interest payments. At December 30, 2008, liabilities of $2.7 million are included within fair value of derivative instruments on the consolidated balance sheet and the unrealized gain/loss of $2.7 million is recorded in accumulated other comprehensive income also on the consolidated balance sheet. The Company will reclassify any gain or loss from accumulated other comprehensive income, net of tax, on the Company's consolidated balance sheet to interest expense on the Company's consolidated statement of income when the interest rate swap expires or at the time the Company chooses to terminate the swap. The fair value of the interest rate swap was determined based on the present value of the expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the duration. The fair value of the interest rate swap is based on inputs that are observable either directly or indirectly which represents level 2 in the SFAS 157 hierarchy.

The Deferred Compensation Plan is a nonqualified deferred compensation plan which allows highly compensated employees to defer receipt of a portion of their compensation and contribute such amounts to one or more investment funds held in a rabbi trust. The Company reports the accounts of the rabbi trust in its condensed consolidated financial statements. At December 30, 2008, investments totaling $1.8 million are included within other assets, and offsetting obligations of $1.8 million are included within other liabilities on the condensed consolidated balance sheet. These investments are considered trading securities and are reported at fair value based on third-party broker statements which represents level 1 in the SFAS 157 fair value hierarchy. The realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, is recorded in general and administrative expense on the condensed consolidated statements of income.

(Tabular amounts in thousands, except share and per share data)

(15) Related Party Transactions

The Longview, Texas restaurant, which was acquired by the Company in connection with the completion of the initial public offering, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease term is for 15 years and will terminate in November 2014. The lease can be renewed for two additional terms of five years each. Rent is approximately $16,000 per month and will increase by 5% on the 11th anniversary date of the lease. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building or property or becomes insolvent. Total rent payments were approximately $196,000 for both 2008 and 2007.

The Bossier City, Louisiana restaurant, of which Steven L. Ortiz owns 65.0% and the Company owns 5.0%, leases the land and building from an entity owned by Mr. Ortiz. The lease term is 15 years and will terminate on March 31, 2020. The lease can be renewed for three additional terms of five years each. Rent is approximately $15,100 per month for the first five years of the lease and escalates 10% each five year period during the term. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain insurance, abandons the property or becomes insolvent. Total rent payments were approximately $181,000 for both 2008 and 2007.

The Company has 14 license and franchise restaurants owned in whole or part by certain officers, directors and stockholders of the Company at December 30, 2008, December 25, 2007 and December 26, 2006. These entities paid the Company fees of $2.1 million, $2.1 million and $2.0 million for the years ended December 30, 2008, December 25, 2007 and December 26, 2006, respectively. As discussed in note 12, the Company is contingently liable on leases which are related to three of these restaurants.

The Company employed Juli Miller Hart, the former wife of G.J. Hart, the Company's Chief Executive Officer, from 2000 to December 2007. Ms. Hart did not report to Mr. Hart. In December 2007, Ms. Hart's status changed from employee to consultant.

(16) Selected Quarterly Financial Data (unaudited)

	2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$211,213	$217,311	$217,735	$234,202	$880,461
Total costs and expenses	$190,513	$200,271	$204,314	$223,336	$818,434
Income from operations	$ 20,700	$ 17,040	$ 13,421	$ 10,866	$ 62,027
Net income	$ 12,913	$ 10,472	$ 8,644	$ 6,139	$ 38,168
Basic earnings per common share	$ 0.17	$ 0.14	$ 0.12	$ 0.09	$ 0.53
Diluted earnings per common share	$ 0.17	$ 0.14	$ 0.12	$ 0.09	$ 0.52

(Tabular amounts in thousands, except share and per share data)

(16) Selected Quarterly Financial Data (unaudited) (Continued)

	2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$178,337	$180,986	$189,454	$186,312	$735,089
Total costs and expenses	$158,637	$166,084	$172,261	$174,894	$671,876
Income from operations	$ 19,700	$ 14,902	$ 17,193	$ 11,418	$ 63,213
Net income	$ 12,296	$ 9,257	$ 10,552	$ 7,220	$ 39,325
Basic earnings per common share	$ 0.17	$ 0.12	$ 0.14	$ 0.10	$ 0.53
Diluted earnings per common share	$ 0.16	$ 0.12	$ 0.14	$ 0.09	$ 0.51

In the first quarter of 2008, the Company recorded closure costs of $0.7 million ($0.5 million after-tax) due to lease reserve charges incurred in conjunction with the closure of a restaurant in the first quarter of 2008. In the fourth quarter of 2008, the Company recorded impairment charges of $1.4 million ($1.0 million after-tax) with respect to one underperforming restaurant in which the carrying value was reduced to its estimated fair value. The Company recorded impairment charges of $1.7 million ($1.1 million after-tax) in the fourth quarter of 2007 with respect to one underperforming restaurant in which the carrying value was reduced to its estimated fair value. This restaurant was subsequently closed in the first quarter of 2008.

(17) Subsequent Event

Effective January 7, 2009, the Company entered into an interest rate swap with a notional amount of $25.0 million to hedge a portion of the cash flows of its variable rate credit facility. The Company has designated the interest rate swap as a cash flow hedge of its exposure to variability of future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under its revolving credit facility. Under the terms of the swap, the Company pays a fixed rate of 2.34% on the $25.0 notional amount and receives payments from the counterparty on the 1-month LIBOR rate for a term ending on January 7, 2016, effectively resulting in a fixed rate LIBOR component of the $25.0 notional amount. Changes in the fair value of the interest rate swap will be reported as a component of accumulated other comprehensive income.

Stockholders Information

Support Center
(Corporate Office)
6040 Dutchmans Lane
Louisville, KY 40205
(800) TEX-ROAD (839-7623)

Annual Meeting
Thursday, May 21, 2009
9:00 AM EDT
Seelbach Hilton Hotel
Medallion Ballroom A
500 S. 4th Street
Louisville, KY 40202

Stock Listing
Texas Roadhouse, Inc. Class A Common Stock is listed on the NASDAQ Stock Exchange under the symbol TXRH.

Financial Inquiries
For additional financial documents and information, please visit our Web site at www.texasroadhouse.com. Please contact us by phone at (502) 515-7300 or by sending an e-mail to investment@texasroadhouse.com.

Media Inquiries
For all requests from media sources, please contact Travis Doster at (502) 638-5457.

Independent Auditors
KPMG LLP
400 W. Market Street, Suite 2600
Louisville, KY 40202
Phone (502) 587-0535

Transfer Agent
National City Bank
629 Euclid Avenue, Suite 635
Cleveland, OH 44114
Phone (800) 622-6757

Board of Directors

G.J. Hart
President, Chief Executive Officer
Texas Roadhouse, Inc.

Martin T. Hart
Private Investor

Gregory N. Moore
Former Senior Vice President, Controller
Yum! Brands, Inc.

James F. Parker
Former Chief Executive Officer, Vice-Chairman of the Board
Southwest Airlines Co.

James R. Ramsey
President
University of Louisville

W. Kent Taylor
Chairman of the Company, Chairman of the Board
Texas Roadhouse, Inc.

James R. Zarley
Executive Chairman of the Board
ValueClick, Inc.


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